   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 1996

                                                REGISTRATION NO. 333-06271
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                            CABLETRON SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                     3577                    04-2797263
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                            35 INDUSTRIAL WAY
                              ROCHESTER, NH 03867
                                (603) 332-9400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             DAVID J. KIRKPATRICK
                DIRECTOR OF FINANCE AND CHIEF FINANCIAL OFFICER
             35 INDUSTRIAL WAY, ROCHESTER, NH 03867 (603) 332-9400
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:
          DAVID A. FINE, ESQ.                 FREDRICK M. MILLER, ESQ.
             ROPES & GRAY                        DYKEMA GOSSETT PLLC
        ONE INTERNATIONAL PLACE                400 RENAISSANCE CENTER
      BOSTON, MASSACHUSETTS 02110           DETROIT, MICHIGAN 48243-1668

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: At the effective time of the merger of a wholly-owned subsidiary of the Registrant with and into Network Express, Inc., which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all conditions to closing of such merger as described in the enclosed Proxy Statement/Prospectus.

                               ----------------

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                            CABLETRON SYSTEMS, INC.

            CROSS REFERENCE SHEET FURNISHED PURSUANT TO ITEM 501(B)
          OF REGULATION S-K SHOWING HEADING OR LOCATION IN PROSPECTUS
             OF INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-4

 ITEM NO.     TITLE OF FORM S-4 ITEM      LOCATION IN PROXY STATEMENT/PROSPECTUS
 -------- -----------------------------   --------------------------------------
 A.       INFORMATION ABOUT THE
          TRANSACTION
 Item 1.  Forepart of Registration
          Statement and Outside Front
          Cover Page of Prospectus.....   Outside Front Cover Page
 Item 2.  Inside Front and Outside Back
          Cover Pages of Prospectus....   Table of Contents; Available
                                          Information; Incorporation of Certain
                                          Documents By Reference
 Item 3.  Risk Factors, Ratio of
          Earnings to Fixed Charges and
          Other Information............   Summary; Risk Factors; Selected
                                          Historical and Unaudited Pro Forma
                                          Combined Selected Financial Data;
                                          Comparative Per Share Data; Unaudited
                                          Pro Forma Combined Condensed Financial
                                          Data
 Item 4.  Terms of the Transaction.....   Summary; The Merger; The Merger
                                          Agreement; Comparison of Stockholder
                                          Rights
 Item 5.  Pro Forma Financial
          Information..................   Summary; Selected Historical and
                                          Unaudited Pro Forma Combined Selected
                                          Financial Data; Unaudited Pro Forma
                                          Combined Condensed Financial Data
 Item 6.  Material Contracts with the
          Company Being Acquired.......   Summary; The Merger; The Merger
                                          Agreement
 Item 7.  Additional Information
          Required for the Reoffering
          by Persons and Parties Deemed
          to be Underwriters...........   Not Applicable
 Item 8.  Interests of Named Experts
          and Counsel..................   Not Applicable
 Item 9.  Disclosure of Commission
          Position on Indemnification
          for Securities Act
          Liabilities..................   Not Applicable
 B.       INFORMATION ABOUT THE
          REGISTRANT
 Item 10. Information with Respect to
          S-3 Registrants..............   Available Information; Incorporation
                                          of Certain Documents by Reference;
                                          Summary; Selected Historical and
                                          Unaudited Pro Forma Combined Selected
                                          Financial Data; Unaudited Pro Forma
                                          Combined Condensed Financial Data
 Item 11. Incorporation of Certain
          Information by Reference.....   Incorporation of Certain Documents by
                                          Reference
 Item 12. Information with Respect to
          S-2 or S-3 Registrants.......   Not Applicable

 ITEM NO.    TITLE OF FORM S-4 ITEM     LOCATION IN PROXY STATEMENT/PROSPECTUS
 -------- ----------------------------  --------------------------------------
 Item 13. Incorporation of Certain
          Information by Reference....  Not Applicable
 Item 14. Information with Respect to
          Registrants Other Than S-3
          or S-2 Registrants..........  Not Applicable
 C.       INFORMATION ABOUT THE
          COMPANY BEING ACQUIRED
 Item 15. Information with Respect to
          S-3 Companies...............  Not Applicable
 Item 16. Information with Respect to
          S-2 or S-3 Companies........  Not Applicable
 Item 17. Information with Respect to
          Companies Other Than S-3 or
          S-2 Companies...............  Available Information; Incorporation
                                        of Certain Documents by Reference;
                                        Summary; Selected Historical and
                                        Unaudited Pro Forma Combined Selected
                                        Financial Data; Comparative Per Share
                                        Data; Network Express, Inc., Unaudited
                                        Pro Forma Combined Condensed Financial
                                        Data
 D.       VOTING AND MANAGEMENT
          INFORMATION
 Item 18. Information if Proxies,
          Consents or Authorizations
          Are to be Solicited.........  Summary; Incorporation of Certain
                                        Documents By Reference; The Network
                                        Special Meeting; The Merger
 Item 19. Information if Proxies,
          Consents or Authorizations
          Are Not to be Solicited in
          an Exchange Offer...........  Not Applicable

                      [NETWORK EXPRESS, INC. LETTERHEAD]

                                                                    , 1996

Dear Shareholders:

  You are cordially invited to attend the Special Meeting of shareholders of Network Express, Inc. ("Network"), which will be held on August 1, 1996 at Network's headquarters, located at 305 East Eisenhower Parkway, Ann Arbor, Michigan 48108, commencing at 10:00 a.m., local time.

  At this important meeting, you will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement"), by and among Cabletron Systems, Inc. ("Cabletron"), Cabletron Systems of Michigan, Inc., a wholly-owned subsidiary of Cabletron ("Cabletron Michigan"), and Network. Upon consummation of the transactions contemplated by the Merger Agreement, Cabletron Michigan will be merged with and into Network and Network will become a wholly-owned subsidiary of Cabletron (the "Merger").

  In the proposed Merger, each outstanding share of common stock, without par value per share, of Network (the "Network Common Stock") will be converted into the right to receive 0.1388 shares of the common stock, par value $.01 per share, of Cabletron (the "Cabletron Common Stock"), and a cash payment in lieu of any fractional share. The accompanying Proxy Statement/Prospectus provides details of the proposed Merger and additional related information.

  YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AS BEING FAIR TO, AND IN THE BEST INTERESTS OF, NETWORK'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  YOUR VOTE IS IMPORTANT. The affirmative vote of the holders of a majority of the outstanding shares of Network Common Stock is necessary to approve and adopt the Merger Agreement. Therefore, whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy and return it in the enclosed prepaid envelope. If you attend the Special Meeting, you may vote in person if you wish, even though you previously have returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          Richard P. Eidswick,
                                          President and Chief Executive
                                           Officer

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        TO BE HELD AUGUST 1, 1996

To the Shareholders of NETWORK EXPRESS, INC.

  NOTICE IS HEREBY GIVEN that a Special Meeting of shareholders of Network Express, Inc., a Michigan corporation ("Network"), will be held on August 1, 1996 at Network's headquarters, located at 305 East Eisenhower Parkway, Ann Arbor, Michigan, 48108, commencing at 10:00 a.m., local time ("Network Special Meeting"), for the following purposes:

    (1) To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement"), dated May 21, 1996, by and among Cabletron Systems, Inc. ("Cabletron"), Cabletron Systems of Michigan, Inc., a wholly-owned subsidiary of Cabletron ("Cabletron Michigan"), and Network, pursuant to which, among other things, (a) Cabletron Michigan will be merged with and into Network and Network will become a wholly-owned subsidiary of Cabletron (the "Merger"), and (b) each share of common stock, without par value per share, of Network ("Network Common Stock") outstanding immediately prior to the consummation of the Merger will be converted into the right to receive 0.1388 shares of common stock, par value $.01 per share, of Cabletron ("Cabletron Common Stock"), and a cash payment in lieu of any fractional share; and

    (2) To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

  Only holders of record of shares of Network Common Stock at the close of business on July 2, 1996 will be entitled to notice of, and to vote at, the Network Special Meeting or any adjournments or postponements thereof (the "Network Record Date").

  The Merger is more completely described in the accompanying Proxy Statement/Prospectus and the Merger Agreement is attached thereto as Annex A. The Proxy Statement/Prospectus and the Annexes thereto form a part of this Notice. The affirmative vote of the holders of a majority of the outstanding shares of Network Common Stock is necessary to approve and adopt the Merger Agreement. All shareholders, whether or not they expect to attend the meeting in person, are requested to complete, sign, date and return the enclosed form of proxy in the accompanying envelope (which requires no additional postage if mailed in the United States). Your proxy may be revoked by filing with the Secretary a written revocation or a proxy bearing a later date at any time prior to the time it is voted, or by attending the Special Meeting and voting in person.

                                          By order of the Board of Directors,

                                          John R. Ternes, Secretary

Ann Arbor, Michigan

July 3, 1996

  YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING POSTAGE PAID AND ADDRESSED ENVELOPE WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE MEETING. PROXIES MAY BE REVOKED AT ANY TIME PRIOR TO THE TIME THEY ARE VOTED, AND SHAREHOLDERS WHO ARE PRESENT AT THE MEETING MAY WITHDRAW THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

  THE BOARD OF DIRECTORS OF NETWORK UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF NETWORK COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

                             NETWORK EXPRESS, INC.
                                PROXY STATEMENT

                               ----------------

                            CABLETRON SYSTEMS, INC.
                                  PROSPECTUS

  This Proxy Statement and Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of common stock, without par value per share ("Network Common Stock"), of Network Express, Inc., a Michigan corporation ("Network"), in connection with the solicitation of proxies by the Board of Directors of Network for use at the Special Meeting of Shareholders of Network to be held on Thursday, August 1, 1996 at Network's corporate headquarters, located at 305 East Eisenhower Parkway, Ann Arbor, Michigan 48108, commencing at 10:00 A.M., local time, and at any and all adjournments or postponements thereof (the "Network Special Meeting").

  This Proxy Statement/Prospectus also constitutes the Prospectus of Cabletron Systems, Inc., a Delaware corporation ("Cabletron"), with respect to the issuance of up to 1,500,000 shares of Cabletron common stock, par value $.01 per share ("Cabletron Common Stock"), to be issued to the shareholders of Network in connection with the Merger described below, including shares issued upon exercise prior to the Effective Time of outstanding options to acquire shares of Network Common Stock. Stockholders of Cabletron will not be voting to approve the Merger. Cabletron Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "CS".

  This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of Cabletron Systems of Michigan, Inc., a Michigan corporation and a wholly-owned subsidiary of Cabletron ("Cabletron Michigan"), with and into Network, pursuant to an Agreement and Plan of Merger, dated as of May 21, 1996 (the "Merger Agreement"), by and among Cabletron Michigan, Cabletron and Network. Upon consummation of the Merger, Network will become a wholly-owned subsidiary of Cabletron. Consummation of the Merger is subject to various conditions, including the approval and adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Network Common Stock at the Network Special Meeting.

  At the Effective Time (as defined below), each share of Network Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.1388 shares of Cabletron Common Stock (the "Exchange Ratio"). Thus, each holder of Network Common Stock shall be entitled to receive (in addition to cash in lieu of fractional shares) a number of shares of Cabletron Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Network Common Stock exchanged by such shareholder and (ii) the Exchange Ratio. In addition, except for certain options to purchase Network Common Stock held by non-employee directors, each outstanding option to purchase Network Common Stock (each a "Network Option") will be assumed by Cabletron and will automatically be converted into an option to purchase a number of shares of Cabletron Common Stock (rounded down to the nearest whole number) determined by multiplying the number of shares of Network Common Stock subject to the Network Option by 0.1388, at an exercise price per share equal to the aggregate exercise price for Network Common Stock purchasable pursuant to the Network Option divided by the number of shares of Cabletron Stock deemed purchasable pursuant to such Network Option. See "The Merger--General", "--Conversion of Shares" and "Conversion of Options."

  All information in this Proxy Statement/Prospectus with respect to Cabletron Michigan and Cabletron has been provided by Cabletron. All information contained in this Proxy Statement/Prospectus with respect to Network has been provided by Network.

  This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to shareholders of Network on or about July 3, 1996.

  THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS PROXY STATEMENT/ PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. NETWORK SHAREHOLDERS ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS PROXY
STATEMENT/PROSPECTUS IN ITS ENTIRETY, PARTICULARLY THE MATTERS REFERRED TO UNDER "RISK FACTORS" STARTING ON PAGE 9.

                               ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The date of this Proxy Statement/Prospectus is July 3, 1996.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................   2
SUMMARY...................................................................   3
  THE BUSINESS OF CABLETRON...............................................   3
  THE BUSINESS OF NETWORK.................................................   3
  THE MERGER..............................................................   4
    Conversion of Shares; Options; Employee Stock Purchase Plan...........   4
    Exchange of Certificates; Assumption of Options.......................   4
    Listing...............................................................   5
    Conditions to the Merger..............................................   5
    Termination...........................................................   5
    Termination Fee.......................................................   5
  NETWORK SPECIAL MEETING.................................................   5
    Time, Place and Date..................................................   5
    Record Date; Shares Entitled to Vote..................................   5
    Purposes of the Meeting...............................................   5
    Vote Required.........................................................   6
  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN OTHER PERSONS..............   6
  OPINION OF NETWORK'S FINANCIAL ADVISOR..................................   6
  RECOMMENDATION OF NETWORK'S BOARD OF DIRECTORS..........................   6
  INTERESTS OF CERTAIN PERSONS IN THE MERGER..............................   6
  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.................................   6
  ANTICIPATED ACCOUNTING TREATMENT........................................   7
  COMPARATIVE RIGHTS OF STOCKHOLDERS......................................   7
  RISK FACTORS............................................................   7
  EMPLOYMENT AGREEMENTS...................................................   7
  NO APPRAISAL RIGHTS.....................................................   7
  ANTITRUST MATTERS; GOVERNMENTAL FILINGS.................................   7
RISK FACTORS..............................................................   9
SELECTED HISTORICAL AND UNAUDITED PRO FORMA
 COMBINED SELECTED FINANCIAL DATA.........................................  12
COMPARATIVE PER SHARE DATA................................................  14
MARKET PRICE PER SHARE DATA...............................................  15
  Cabletron...............................................................  15
  Network.................................................................  15
  Dividend Policy.........................................................  16
  Recent Closing Prices...................................................  16
NETWORK SPECIAL MEETING...................................................  17
  Time, Place and Date....................................................  17
  Matters to Be Considered at the Network Special Meeting.................  17
  Voting at the Network Special Meeting; Record Date......................  17
  Proxies.................................................................  17
THE MERGER................................................................  18
  General.................................................................  18
  Conversion of Shares....................................................  18
  Conversion of Options...................................................  19
  Employee Stock Purchase Plan............................................  19
  Exchange of Certificates................................................  19
  Notification Regarding Options..........................................  20
  Effective Time..........................................................  20
  Background of the Merger; Recommendation of Network's Board of Direc-
   tors...................................................................  20
  Network's Reasons for the Merger........................................  22
  Cabletron's Reasons for the Merger......................................  23
  Opinion of Network's Financial Advisor..................................  24
  Certain Considerations..................................................  28
  Employment Agreements...................................................  28
  Interests of Certain Persons in the Merger..............................  29
  Certain Federal Income Tax Consequences.................................  29

                                                                           PAGE
                                                                           ----
  Anticipated Accounting Treatment........................................  31
  Antitrust Matters; Governmental Filings ................................  31
  Certain Federal Securities Law Consequences; Affiliate Letters .........  31
  Stock Exchange Listing..................................................  31
  Dividends...............................................................  31
  No Appraisal Rights.....................................................  32
THE MERGER AGREEMENT......................................................  32
  Representations and Warranties..........................................  32
  Conduct of Cabletron's and Network's Business Prior to the Merger.......  32
  No Solicitation.........................................................  33
  Conditions to the Merger................................................  34
  Termination.............................................................  35
  Termination Fee.........................................................  36
  Indemnification and Insurance...........................................  36
NETWORK EXPRESS, INC......................................................  38
  BUSINESS................................................................  38
    Introduction..........................................................  38
    Background............................................................  38
    Risk Factors..........................................................  38
    Products..............................................................  45
    Research and Development..............................................  48
    Sales and Marketing...................................................  48
    Manufacturing.........................................................  49
    Competition...........................................................  49
    Intellectual Property.................................................  49
    Government Regulation.................................................  50
    Employees.............................................................  50
    Properties............................................................  50
    Legal Proceedings.....................................................  50
  NETWORK MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
   RESULTS OF OPERATIONS..................................................  51
    Overview..............................................................  51
    Results of Operations.................................................  51
    Liquidity and Capital Resources.......................................  54
PRINCIPAL SHAREHOLDERS OF NETWORK.........................................  56
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA.....................  57
COMPARISON OF STOCKHOLDER RIGHTS..........................................  59
  Voting Rights...........................................................  59
  Amendments to Charter...................................................  59
  Bylaws..................................................................  59
  Board Classification....................................................  59
  Removal of Directors....................................................  59
  Newly Created Directorships and Vacancies...............................  60
  Vote Required for Mergers...............................................  60
  Anti-takeover Provisions................................................  60
  Dissenters' Rights......................................................  61
  Limitation on Directors' Liability......................................  62
  Indemnification.........................................................  62
  Stockholder Meetings....................................................  62
  Stockholder Action by Written Consent...................................  63
  Payment of Dividends....................................................  63
SHAREHOLDER PROPOSALS.....................................................  63
OTHER MATTERS.............................................................  63
LEGAL MATTERS.............................................................  63
EXPERTS...................................................................  64
NETWORK EXPRESS, INC.--INDEX TO CONSOLIDATED FINANCIAL STATEMENTS......... F-1
ANNEXES
  A. Agreement and Plan of Merger
  B. Opinion of Unterberg Harris

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION, IN ANY SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OR SALE OF ANY SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR INCORPORATED BY REFERENCE SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

  Cabletron and Network are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Public Reference Facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Cabletron Common Stock is listed on the NYSE, and such reports, proxy statements and other information concerning Cabletron may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Network Common Stock is traded on the Nasdaq National Market and reports, proxy statements and other information concerning Network may be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

  Cabletron has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Proxy Statement/Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Proxy Statement/Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items and information omitted from this Proxy Statement/Prospectus but contained in the Registration Statement may be inspected and copied at the Public Reference Facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS THEY ARE SPECIFICALLY INCORPORATED BY REFERENCE, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO: CABLETRON INVESTOR RELATIONS, CABLETRON SYSTEMS, INC., 35 INDUSTRIAL WAY, ROCHESTER, NEW HAMPSHIRE 03867 (TELEPHONE: (603) 332-9400). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JULY 26, 1996.

  The following documents which have been filed with the Commission are incorporated by reference into this Proxy Statement/Prospectus:

    1. Cabletron's Annual Report on Form 10-K for the fiscal year ended February 29, 1996 (File No. 1-10228);

    2. Cabletron's definitive Annual Meeting Proxy Statement filed with the Commission on June 12, 1996 (File No. 1-10228);

    3. Cabletron's Current Report on Form 8-K dated January 29, 1996 (File No. 1-10228); and

    4. The description of Cabletron Common Stock contained in Cabletron's Registration Statement on Form 8-A under the Exchange Act (File No. 1-10228) filed with the Commission on April 9, 1989, including all amendments and reports filed for the purpose of updating such description.

  All documents subsequently filed by Cabletron pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Cabletron Common Stock, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement/Prospectus, except as so modified or superseded.

                                  TRADEMARKS

  Cabletron Systems and design, IMT, MMAC Plus, Synthesis, SmartSwitch, and DNI are registered trademarks of Cabletron; MMAC, SPECTRUM, ES/1 ATX, FastNet, and The Complete Networking Solution are trademarks of Cabletron. Network has applied for registration of the trademark NE Link and such application is currently pending; Network Express, NE Secure, NE Nomad, NE Summit, Universal Access Architecture, UAA, "N" design logo, NE Fusion, NE ISDN InterHub and NE ISDN Router are trademarks of Network. This Proxy Statement/Prospectus also contains the trademarks of other companies.

                                    SUMMARY

  Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in, attached to or incorporated by reference in this Proxy Statement/Prospectus and the Annexes hereto. Network shareholders are urged to read this Proxy Statement/Prospectus and the Annexes in their entirety.

THE BUSINESS OF CABLETRON

 General

  Cabletron develops, manufactures, markets, installs and supports a wide range of standards-based local area network ("LAN") and wide area network ("WAN") connectivity hardware and software products. Cabletron's approach to networking is based on a strategy called Synthesis (R), a strategic framework which combines infrastructure products and technologies, automated management tools, and support services to allow users to migrate smoothly from traditional router-based internetworks to switch-based virtual enterprise internetworks. An integral part of Synthesis is the MMAC product family, which includes the MMAC (TM), Cabletron's wiring closet smart hub, and the MMAC Plus (R), Cabletron's modular advanced switching intelligent hub. All of Cabletron's intelligent networking products are managed by SPECTRUM (R), Cabletron's sophisticated enterprise-wide network management system. SPECTRUM incorporates Inductive Modeling Technology ("IMT (R)"), a form of artificial intelligence which provides SPECTRUM with the ability to model every element of the network, including physical cables, network devices and applications. Cabletron also produces and supports other networking products, such as adapter cards, other interconnection equipment, wiring cables, and file server products, and provides a wide range of networking services. Cabletron believes that its broad product line and its ability to provide full service enable it to offer its customers "The Complete Networking Solution." (TM) Cabletron was incorporated in Delaware in 1988. Cabletron's principal executive offices are located at 35 Industrial Way, Rochester, New Hampshire 03867 and its telephone number is
(603) 332-9400.

 Recent Developments

  On June 3, 1996 Cabletron entered into a merger agreement with ZeitNet, Inc., a California corporation ("ZeitNet"), pursuant to which Cabletron will acquire ZeitNet, a provider of hardware and software products for connecting applications, servers and workgroups to high-performance Asynchronous Transfer Mode ("ATM") networks. With the addition of ZeitNet, Cabletron will be able to provide wiring closet and data center ATM products for the growing switched network market, including products that permit customers to migrate existing networks to high-speed switching and to allow ATM-connected clients to seamlessly communicate over both ATM networks and existing LANs. Under the terms of the merger agreement, 1,924,137 shares of Cabletron Common Stock will be exchanged for all outstanding shares of ZeitNet on a fully diluted basis. Consummation of the merger is subject to various conditions, including approval of the ZeitNet merger agreement by ZeitNet's stockholders.

THE BUSINESS OF NETWORK

 General

  Network develops, manufactures, markets and supports a wide range of distributed network access products that enable its customers to communicate quickly, reliably and economically from geographically dispersed locations using wide area networking services, including Integrated Services Digital Network ("ISDN"), analog, Frame Relay, X.25 and dedicated circuits. Network's products are referred to as "bandwidth-on-demand" products because they permit the establishment of high-speed connections whose bandwidth, duration and destination can be adjusted to suit user application needs. Network's product suite provides end-to-end network access capabilities and can be classified as
(i) central site products, (ii) branch office products, (iii) remote site products and (iv) leased line backup products. See "Network Express, Inc.-- Business."

  Network was incorporated in Michigan in 1990. Network's principal executive offices are currently located at 4251 Plymouth Road, Ann Arbor, Michigan 48105 and its telephone number is (313) 761-5005. Effective on or about July 29, 1996, Network's new principal executive offices will be located at 305 East Eisenhower Parkway, Ann Arbor, Michigan 48108.

 Recent Developments

  On July 1, 1996, Network entered into a transfer agreement with International Business Machines Corporation ("IBM"), pursuant to which Network has acquired certain assets pertaining to IBM's Waverunner product line, including the "Waverunner" name (with all rights in and to any trademarks and applications therefor), inventory and specified rights to use technology. The Waverunner product line consists of three products: (i) the IBM 7845 network terminator
(NT1), which provides an interface between a telephone line and ISDN; (ii) the Waverunner credit card, which plugs into notebook personal computers and which provides an interface between a telephone line and ISDN and also acts as a modem; and (iii) the Waverunner ISA Board, which plugs into desktop personal computers and which provides an interface between a telephone line and ISDN. Under the terms of the transfer agreement, the purchase price is $7.0 million, with $1.5 million in cash paid on July 1, 1996 and, assuming the closing of the Merger, with the remainder of the purchase price of $5.5 million in cash due on August 2, 1996. In the event that the Merger does not close, the remainder of the purchase price is due in two installments (which are unsecured), with the first installment of $1.5 million (plus interest on $5.5 million at an annual rate of 8 1/2%) due on December 27, 1996 and with the second installment of $4.0 million (plus interest thereon at an annual rate of 8 1/2%) due on June 30, 1997.

THE MERGER

  The Merger Agreement provides for the merger of Cabletron Michigan, a newly formed, wholly-owned subsidiary of Cabletron, with and into Network, with the result that Network would become a wholly-owned subsidiary of Cabletron. For the Merger to be consummated it must be approved by the Network shareholders and the other conditions specified in the Merger Agreement must be satisfied or waived. See "The Merger."

 Conversion of Shares; Options; Employee Stock Purchase Plan

  Upon the consummation of the Merger, each then outstanding share of Network Common Stock will automatically be converted into the right to receive 0.1388 shares of Cabletron Common Stock. Cash will be paid in lieu of fractional shares of Cabletron Common Stock. Based upon the capitalization of Network and Cabletron as of the date of the Merger Agreement, the shareholders of Network will own Cabletron Common Stock representing approximately 2% of the Cabletron Common Stock outstanding immediately after consummation of the Merger. See "The Merger--Conversion of Shares."

  Upon consummation of the Merger, each then outstanding Network Option will be assumed by Cabletron and will automatically be converted into an option to purchase a number of shares of Cabletron Common Stock (rounded down to the nearest whole number) determined by multiplying the number of shares of Network Common Stock subject to the Network Option by 0.1388, at an exercise price per share equal to the aggregate exercise price for Network Common Stock purchasable pursuant to the Network Option divided by the number of shares of Cabletron Common Stock deemed purchasable pursuant to such Network Option. Cabletron will file a Registration Statement on Form S-8, or will file appropriate amendments to Network's previously filed Registration Statement on Form S-8, with the Commission with respect to the shares of Cabletron Common Stock issuable upon exercise of the assumed Network Options. As of the Network Record Date, 1,042,800 shares of Network Common Stock were subject to outstanding Network Options of which 271,300 are, or will become prior to the expected Effective Time, exercisable. Upon the assumption of such Network Options by Cabletron upon consummation of the Merger, approximately 144,740 shares of Cabletron Common Stock will be subject to such options. See "The Merger--Conversion of Options."

  Network has agreed to terminate its Employee Stock Purchase Plan ("ESPP") effective as of the Effective Time. In addition, Network has agreed not to commence any new "Purchase Periods" as defined under its ESPP. It is expected that prior to the Effective Time all amounts previously deducted and withheld under the ESPP pursuant to the Purchase Period commenced February 1, 1996 will be applied to purchase shares of Network Common Stock and that, upon consummation of the Merger, such shares will be converted into shares of Cabletron Common Stock.

 Exchange of Certificates; Assumption of Options

  As soon as practicable after the Effective Time, a letter of transmittal with instructions will be mailed to each Network shareholder for use in exchanging Network Common Stock certificates for Cabletron Common Stock certificates. See "The Merger--Exchange of Certificates." HOLDERS OF NETWORK COMMON STOCK CERTIFICATES SHOULD NOT SUBMIT THEIR CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

  Following the Effective Time, Cabletron will issue to each person who, immediately prior thereto, was a holder of an outstanding Network Option, a document evidencing the assumption of such Network Option by Cabletron. Such assumption will be automatic and no action will be required on the part of the option holder to convert such holder's Network Option into an option to purchase shares of Cabletron Common Stock. See "The Merger--Notification Regarding Options."

 Listing

  The shares of Cabletron Common Stock to be issued in the Merger will be authorized for listing and trading on the NYSE.

 Conditions to the Merger

  The obligations of Cabletron and Network to consummate the Merger are subject to the satisfaction of certain conditions, including, but not limited to, obtaining requisite Network shareholder and regulatory approvals, the absence of any injunction prohibiting consummation of the Merger, the continuing accuracy of the other party's representations and warranties made in the Merger Agreement on and as of the Effective Time, the other party's performance of its covenants, the receipt of certain legal opinions with respect to tax matters and the receipt and confirmation of certain accountants' letters regarding the appropriateness of pooling of interests accounting for the Merger if closed and consummated in accordance with the Merger Agreement. See "The Merger-- Anticipated Accounting Treatment," "The Merger--Certain Federal Income Tax Consequences" and "The Merger Agreement--Conditions to the Merger."

 Termination

  The Merger Agreement is subject to termination by mutual written consent of Cabletron and Network and at the option of either Cabletron or Network if the Merger is not consummated before September 30, 1996. The Merger Agreement is also subject to termination upon the occurrence of certain other events. See "The Merger Agreement--Termination."

 Termination Fee

  Under certain circumstances, upon termination of the Merger Agreement, Network will be required to pay Cabletron a fee of $4,400,000, plus certain expenses of Cabletron. See "The Merger Agreement--Termination Fee."

NETWORK SPECIAL MEETING

 Time, Place and Date

  The Network Special Meeting will be held on August 1, 1996 at Network's headquarters, located at 305 East Eisenhower Parkway, Ann Arbor, Michigan 48108, commencing at 10:00 a.m., local time.

 Record Date; Shares Entitled to Vote

  Holders of record of shares of Network Common Stock at the close of business on July 2, 1996 are entitled to notice of, and to vote at, the Network Special Meeting (the "Network Record Date"). At such Network Record Date, there were 10,269,214 shares of Network Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon or which may properly come before the Network Special Meeting. The presence of holders of 5,134,608 shares in person or by proxy is required to constitute a quorum at the Network Special Meeting. See "Network Special Meeting--Voting at the Network Special Meeting; Record Date."

 Purposes of the Meeting

  The purposes of the Network Special Meeting are to consider and vote upon (1) a proposal to approve and adopt the Merger Agreement, pursuant to which, among other things, Cabletron Michigan will be merged with and into Network and Network will become a wholly-owned subsidiary of Cabletron, and each outstanding share of Network Common Stock will be converted into the right to receive shares of Cabletron Common Stock at the Exchange Ratio, and (2) such other matters as may properly be brought before the Network Special Meeting.

 Vote Required

  The approval and adoption by the Network shareholders of the Merger Agreement will require the affirmative vote of the holders of a majority of the outstanding shares of Network Common Stock. See "Network Special Meeting-- Voting at the Network Special Meeting; Record Date."

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN OTHER PERSONS

  As of the Network Record Date, directors and executive officers of Network and their affiliates have the right to vote approximately 14% of the outstanding shares of Network Common Stock. Each of the directors and executive officers has advised Network that he or she presently intends to vote or direct the vote of all the outstanding shares of Network Common Stock over which he or she has voting control in favor of approval and adoption of the Merger Agreement. See "The Merger--Interests of Certain Persons in the Merger" and "Principal Shareholders of Network."

OPINION OF NETWORK'S FINANCIAL ADVISOR

  Unterberg Harris has delivered written opinions to the Network Board of Directors dated May 21, 1996 and July 1, 1996 to the effect that the consideration to be received by holders of Network Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The full text of the opinion of Unterberg Harris dated July 1, 1996 is attached hereto as Annex B. Network shareholders are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Unterberg Harris. The summary of the opinion of Unterberg Harris set forth in this Proxy Statement/Prospectus is qualified in its entirety by references to the full text of such opinion. Unterberg Harris' opinions were prepared for the Network Board and are directed only to the fairness from a financial point of view of the consideration to be received by holders of shares of Network Common Stock pursuant to the Merger Agreement and do not constitute a recommendation to any Network shareholder as to how to vote at the Network Special Meeting. For a discussion of the opinion of Unterberg Harris, including the payment of fees and prior relationships between Unterberg Harris and Network, see "The Merger--Opinion of Network's Financial Advisor."

RECOMMENDATION OF NETWORK'S BOARD OF DIRECTORS

  The Board of Directors of Network has approved the Merger Agreement and the Merger and unanimously recommends that holders of Network Common Stock approve and adopt the Merger Agreement and the Merger. See "The Merger--Background of the Merger; Recommendation of Network's Board of Directors."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the Network Board of Directors with respect to the Merger Agreement and the Merger, the Network shareholders should be aware that certain directors and officers of Network have interests in the Merger that present them with potential conflicts of interest. See "The Merger--Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), so that, except for cash received in lieu of fractional shares, no gain or loss will be recognized for federal income tax purposes by a holder of Network Common Stock upon receipt of Cabletron Common Stock in exchange for shares of Network Common Stock pursuant to the Merger. It is a condition to the Merger that Cabletron and Network shall have each received an opinion from their respective counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinions will be based on various representations, qualifications and assumptions. Holders of Network Common Stock are urged to consult their own tax advisors concerning the specific tax consequences of the Merger to them, including any foreign, state or local tax consequences of the Merger. See "The Merger--Certain Federal Income Tax Consequences."

ANTICIPATED ACCOUNTING TREATMENT

  The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. The Merger Agreement provides that a condition to the consummation of the Merger is the receipt by Cabletron and Network of a letter from each of KPMG Peat Marwick LLP, independent certified public accountants of Cabletron, and Arthur Andersen LLP, independent public accountants of Network, to the effect that the Merger qualifies for pooling of interests accounting treatment if consummated in accordance with the Merger Agreement. See "The Merger--Anticipated Accounting Treatment" and "The Merger Agreement--Conditions to the Merger."

COMPARATIVE RIGHTS OF STOCKHOLDERS

  The rights of shareholders of Network currently are governed by the Michigan Business Corporation Act (the "MBCA"), Network's Articles of Incorporation and Network's Bylaws. Upon consummation of the Merger, shareholders of Network will become stockholders of Cabletron, which is a Delaware corporation, and their rights as stockholders of Cabletron will be governed by the General Corporation Law of the State of Delaware (the "DGCL"), Cabletron's Restated Certificate of Incorporation and Cabletron's Bylaws. For a discussion of various differences between the rights of shareholders of Network and the rights of stockholders of Cabletron, see "Comparison of Stockholder Rights."

RISK FACTORS

  IN CONSIDERING WHETHER TO APPROVE THE MERGER AGREEMENT AND THE CONSUMMATION OF THE MERGER, NETWORK SHAREHOLDERS SHOULD CAREFULLY REVIEW AND CONSIDER THE INFORMATION CONTAINED BELOW UNDER THE CAPTION "RISK FACTORS."

EMPLOYMENT AGREEMENTS

  Richard Eidswick, David Hartmann, David Carson, Todd Palgot, Don Taylor, Keisuke Ito, Glenn Kime, Paul DeVries, Brian Socha, Brian Smith and Timothy Butler are all currently employees of Network (collectively, the "Network Employees"). It is a condition to consummation of the Merger that Richard Eidswick, David Hartmann, David Carson and at least four of the remaining eight Network Employees have entered into employment agreements with Cabletron and that such agreements be in force at the Effective Time. Richard Eidswick, David Hartmann, David Carson, Don Taylor, Keisuke Ito, Glenn Kime, Brian Socha and Brian Smith have entered into employment agreements with Cabletron. See "The Merger--Employment Agreements."

NO APPRAISAL RIGHTS

  Under the MBCA, holders of Network Common Stock are not entitled to any dissenters' right of appraisal with respect to the Merger because the shares of Cabletron Common Stock to be issued in the Merger will be listed on a national securities exchange. See "The Merger--No Appraisal Rights."

ANTITRUST MATTERS; GOVERNMENTAL FILINGS

  Pursuant to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), Cabletron and Network each filed a Notification and Report Form for review under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") on May 31, 1996. The waiting periods under the HSR Act with respect to such filings are expected to be terminated on or before June 30, 1996. Even if the HSR Act waiting periods are terminated, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking divestiture of substantial assets of Cabletron or Network. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result. Cabletron and Network do not believe that any additional governmental filings in the United States are required with respect to the Merger, other than the filing of the Certificate of Merger required to be filed with the Department of Commerce of the State of Michigan in accordance with the MBCA.

                                 RISK FACTORS

  The following risk factors should be considered by holders of Network Common Stock in evaluating whether to approve and adopt the Merger Agreement and the consummation of the Merger and thereby become holders of Cabletron Common Stock. These factors should be considered in conjunction with the other information contained in this Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated by reference herein.

  Competition; Sales Margins. The computer networking industry is intensely competitive and subject to rapid technological change. Cabletron expects competition to increase significantly in the future from its primary competitors (Cisco Systems, Inc., Bay Networks, Inc. and 3Com Corporation) and other existing competitors and from potential competitors that may enter Cabletron's existing or future markets. Cabletron's competitors include three types of companies: independent network vendors; large computer manufacturers; and manufacturers of specific network devices. Increased competition could result in price reductions, reduced margins and loss of market share, any or all of which could materially and adversely affect Cabletron's business and operating results and increase fluctuations in operating results. See "Risk Factors--Fluctuations in Operating Results." Cabletron's margins may also decrease as a result of changes in product mix, increased sales through lower margin sales channels, increased component costs and higher research and development and sales, general and administrative expenses which may be necessary in future periods to meet the demand of greater competition. Competitors may develop new products with features that could adversely affect the competitive position of Cabletron's products. There can be no assurance that Cabletron will be successful in selecting, developing, manufacturing and marketing new products or enhancing its existing products or that Cabletron will be able to respond effectively to technological changes, new standards or product announcements by competitors. Cabletron's competitors include many large domestic and foreign companies, as well as emerging companies attempting to sell products to specialized markets such as those addressed by Cabletron.

  Cabletron's primary competitors have recently acquired several other networking companies possessing complementary technologies, and Cabletron expects that such acquisitions will continue in the future. The acquisition of these technologies may allow Cabletron's primary competitors to offer new products without the lengthy time delays typically associated with internal product development. As a consequence, such competitors may be able to more swiftly meet the growing demand for so-called "end-to-end" enterprise-wide networking solutions. With such increased competition, Cabletron anticipates an increase in the degree of sales variability and a decreased ability to predict aggregate sales demand. Certain of these acquisitions may also have the effect of limiting Cabletron's access to commercially significant technologies. The greater resources of the competitors engaged in these acquisitions may permit them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Cabletron expects that competition will increase substantially as a result of these and other industry consolidations.

  Volatility of Stock Price. As is frequently the case with the stocks of high technology companies, the market price of Cabletron's stock has been, and Cabletron's stock may continue to be, volatile. Factors such as quarterly fluctuations in results of operations, increased competition, announcements of technological innovations or the introduction of new products by Cabletron or its competitors, expenses or other difficulties associated with assimilating Network, ZeitNet and other companies that may be acquired in the future by Cabletron, changes in the mix of sales channels, the timing of significant customer orders (the average dollar amount of customer orders has increased in recent periods), and macroeconomic conditions generally, may have a significant impact on the market price of the stock of Cabletron. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market price for many high-technology companies and which, on occasion, have appeared to be unrelated to the operating performance of such companies. Past financial performance should not be considered a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods. Any shortfall in revenue or earnings from the levels anticipated by securities analysts could have an immediate and significant adverse effect on the trading price of the Cabletron Common Stock in any given period.

  Fluctuations in Operating Results. A variety of factors may cause period-to-period fluctuations in the operating results of Cabletron. Such factors include, but are not limited to, product mix, competitive pricing pressures, materials costs and timely availability, revenue and expenses related to new products and new versions or upgrades of existing products, as well as delays in customer purchases in anticipation of the introduction of new products or new versions or upgrades of existing products by Cabletron or its competitors. Further, because of the possibility of customer changes in delivery schedules, cancellation of orders, purchasing patterns or inventory levels, backlog as of any particular date is not indicative of future revenue. In particular, Cabletron has been experiencing longer sales cycles for its core products as a result of the increasing dollar amount of customer orders and longer customer planning cycles. In addition, the increase in the average dollar amount of customer orders has increased the possibility that the operating results for a quarter could be materially adversely affected if a number of large customer orders are either not received or are delayed, due, for example, to cancellations, delays or deferrals by customers. Cabletron plans to continue to invest in research and development, sales and marketing and technical support staff, and its earnings could be adversely affected if it is unable to match spending to revenue levels. Moreover, with industry standards established and new standards emerging, more companies have developed standards-based products and are seeking to compete on the basis of price. If Cabletron does not respond with lower production costs, pricing pressures could aversely affect future earnings. Accordingly, past results may not be indicative of future results.

  Acquisition Strategy. Cabletron has addressed the need to develop new products, in part, through the acquisition of other companies. Acquisitions, such as the Merger, involve numerous risks including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which Cabletron has no or limited direct prior experience and where competitors in such markets have stronger market positions, and the potential loss of key employees of the acquired company. Achieving the anticipated benefits of an acquisition will depend in part upon whether the integration of the companies' businesses is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The successful combination of companies in the high technology industry may be more difficult to accomplish than in other industries. The combination of such companies will require, among other things, integration of the companies' respective product offerings and coordination of their sales and marketing and research and development efforts. There can be no assurance that such integration will be accomplished smoothly or successfully. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. The integration of certain operations following an acquisition will require the dedication of management resources that may temporarily distract attention from the day-to-day business of Cabletron. The inability of management to successfully integrate the operations of such companies could have a material adverse effect on the business and results of operations of Cabletron. In addition, as commonly occurs with mergers of technology companies, during the pre-merger and integration phases, aggressive competitors may undertake formal initiatives to attract customers and to recruit key employees through various incentives.

  Dependence on Key Personnel and Management of Change. Cabletron's success depends upon the continued contributions of Craig R. Benson, Chairman and Chief Operating Officer, S. Robert Levine, President and Chief Executive Officer, and certain other key personnel, many of whom would be difficult to replace. If these key personnel were to leave Cabletron, operating results could be adversely affected. The success of Cabletron will depend on the ability of Cabletron to attract and retain skilled employees, and on the ability of its officers and key employees to manage change successfully.

  Technological Changes. The market for networking products is subject to rapid technological change, evolving industry standards and frequent new product introductions, and therefore requires a high level of expenditures for research and development. Cabletron may be required to incur significant expenditures to develop such new integrated product offerings. There can be no assurance that customer demand for products integrating routing, switching, hub, network management and remote access technologies will grow at the rate expected by Cabletron, that Cabletron will be successful in developing, manufacturing and marketing new products or product enhancements that respond to these customer demands or to evolving industry standards and technological change, that Cabletron will not experience difficulties that could delay or prevent the successful development, introduction, manufacture and marketing of these products (especially in light of the increasing design and manufacturing complexities associated with the integration of technologies), or that its new product and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. Cabletron's business, operating results and financial condition may be materially and adversely affected if Cabletron encounters delays in developing or introducing new products or product enhancements or if such product enhancements do not gain market acceptance. In order to maintain a competitive position, Cabletron must also continue to enhance its existing products and there is no assurance that it will be able to do so. A portion of future revenues will come from new products and services. Cabletron cannot determine the ultimate effect that new products will have on its revenues, earnings or stock price.

  Product Protection and Intellectual Property. Cabletron's success depends in part on its proprietary technology. Cabletron attempts to protect its proprietary technology through patents, copyrights, trademarks, trade secrets and license agreements. Cabletron believes, however, that its success will depend to a greater extent upon innovation, technological expertise and distribution strength. There can be no assurance that the steps taken by Cabletron in this regard will be adequate to prevent misappropriation of its technology or that Cabletron's competitors will not independently develop technologies that are substantially equivalent or superior to Cabletron's technology. In addition, the laws of some foreign countries do not protect Cabletron's proprietary rights to the same extent as do the laws of the United States. No assurance can be given that any patents issued to Cabletron will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages.

  Although Cabletron does not believe that its products infringe the proprietary rights of any third parties, third parties have asserted infringement and other claims against Cabletron from time to time, and there can be no assurance that third parties will not assert such claims against Cabletron in the future or that such claims will not be successful. Patents have been granted recently on fundamental technologies incorporated in Cabletron's products. Since patent applications in the United States are not publicly disclosed until the patent issues, applications may have been filed by third parties which, if issued as patents, could relate to Cabletron's products. In addition, participants in Cabletron's industry also rely upon trade secret law. Cabletron could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights which could have a material adverse effect on Cabletron's business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could effectively block Cabletron's ability to license its products in the United States or abroad. Such a judgment could have a material adverse effect on Cabletron's business, financial condition and results of operations.

  Dependence on Suppliers. Cabletron's products include certain components, including application specific integrated circuits ("ASICs"), that are currently available from single or limited sources, some of which require long order lead times. In addition, certain of Cabletron's products and sub-assemblies are manufactured by single source third parties. With the increasing technological sophistication of new products and the associated design and manufacturing complexities, Cabletron anticipates that it may need to rely on additional single source or limited suppliers for components or manufacture of products and subassemblies. Any reduction in supply, interruption or extended delay in timely supply, variances in actual needs from forecasts for long order lead time components, or change in costs of components could affect Cabletron's ability to deliver its products in a timely and cost-effective manner and may adversely impact Cabletron's operating results and supplier relationships.

 SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED SELECTED FINANCIAL DATA

  The following Selected Historical Financial Data of Cabletron and Network has been derived from their respective consolidated historical financial statements and should be read in conjunction with such consolidated financial statements and notes thereto included elsewhere herein or incorporated by reference in this Proxy Statement/Prospectus. The Network historical consolidated financial data as of and for the three months ended March 31, 1996 and 1995 has been prepared on the same basis as the historical financial data derived from its audited financial statements and, in the opinion of Network's management, contains all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the financial position and results of operations for such periods.

  The Unaudited Pro Forma Combined Selected Financial Data gives effect to the Merger on a pooling of interests basis, and should be read in conjunction with the unaudited pro forma combined condensed financial statements and notes thereto included elsewhere herein. The unaudited pro forma combined condensed balance sheet assumes that the Merger took place on February 29, 1996 and combines Cabletron's February 29, 1996 consolidated balance sheet with Network's December 31, 1995 consolidated balance sheet. The unaudited pro forma combined condensed statements of income assume that the Merger took place as of the beginning of the periods presented and combine Cabletron's consolidated statements of income for the fiscal years ended February 29, 1996, and February 28, 1995 and 1994 with Network's results of operations for the years ended December 31, 1995, 1994 and 1993, respectively. The unaudited pro forma financial data for Cabletron's fiscal years ended in 1993 and 1992 is not presented as it is not meaningful. No cash dividends have been declared or paid on Cabletron Common Stock or Network Common Stock.

  On June 3, 1996 Cabletron entered into a merger agreement with ZeitNet, pursuant to which 1,924,137 shares of Cabletron Common Stock will be exchanged for all outstanding shares of ZeitNet on a fully diluted basis. Cabletron expects to record a pretax charge of approximately $28 to $32 million in the second quarter ending August 31, 1996 in connection with this transaction. This range is a preliminary estimate only and is therefore subject to change. Historical revenues and results of operations of ZeitNet are not material to the revenues, results of operations or earnings per share of Cabletron.

SELECTED HISTORICAL FINANCIAL DATA

                                   CABLETRON

                                   YEAR ENDED THE LAST DAY OF FEBRUARY,
                              -------------------------------------------------
                                 1996         1995     1994     1993     1992
                              ----------    -------- -------- -------- --------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales...................  $1,069,715    $810,684 $598,112 $418,203 $290,543
Income from operations......     227,562     238,363  177,509  125,301   87,937
Net income..................     164,418(1)  161,974  119,218   83,454   57,999
Net income per share........  $     2.29(1) $   2.27 $   1.68 $   1.18 $   0.83
Weighted average shares
 outstanding................      71,839      71,494   71,018   70,375   69,858
BALANCE SHEET DATA:
Working capital.............  $  476,474    $374,825 $255,752 $233,325 $162,127
Total assets................     951,269     689,920  499,073  343,214  236,226
Total stockholders' equity..     777,829     587,520  423,792  288,753  203,614

- --------
(1) Net income for fiscal 1996 included a net of tax charge of approximately $52.3 million, or $0.73 per share, related to the acquisition of the Enterprise Networks Business Unit of Standard Microsystems Corporation ("SMC"). Excluding this nonrecurring item, pro forma net income and net income per share would have been $216,691 and $3.02, respectively.

                                    NETWORK

                                                                         QUARTER
                               YEAR ENDED DECEMBER 31,               ENDED MARCH 31,
                         ------------------------------------------  -----------------
                          1995        1994    1993    1992    1991     1996     1995
                         -------     ------- ------  ------  ------  --------  -------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                       (UNAUDITED)
INCOME STATEMENT DATA:
Net sales............... $18,997     $11,113 $4,029  $1,404  $  220  $  3,177  $ 4,453
Income (loss) from
 operations.............  (9,415)        419 (1,011) (1,278) (1,712)   (2,293)     380
Net income (loss).......  (8,475)(1)     466   (900)   (253) (1,712)   (2,154)     374
Net income (loss) per
 share.................. $ (0.90)(1) $  0.07 $(0.21) $(0.10) $(0.96) $  (0.20) $  0.05
Weighted average shares
 outstanding............   9,369       6,271  4,262   2,544   1,775    10,654    7,926
BALANCE SHEET DATA:
Working capital......... $23,887     $ 3,766 $1,727  $  424  $ (337) $ 21,448  $ 3,995
Total assets............  32,280       6,136  3,088   1,303     510    30,301      697
Total shareholders'
 equity (deficit).......  28,053       4,245  1,899     526    (165)   25,598    4,649

- --------

(1) Net income for 1995 included a net of tax charge of approximately $8.7 million, or $0.92 per share, related to the acquisition of Fivemere Limited. Excluding this nonrecurring item, pro forma net income and net income per share would have been $178,000 and $0.02, respectively.

UNAUDITED PRO FORMA COMBINED SELECTED FINANCIAL DATA

                                          YEAR ENDED THE LAST DAY OF FEBRUARY,
                                          --------------------------------------
                                              1996         1995        1994
                                          ------------- ------------------------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA COMBINED STATEMENTS OF INCOME DATA:(1)
Net sales................................ $   1,088,712 $   821,797 $   602,141
Income from operations...................       218,149     238,782     176,498
Net income...............................       155,946     162,440     118,318
Net income per share..................... $        2.13 $      2.24 $      1.65
Weighted average shares outstanding......        73,139      72,364      71,610

                                                                    FEBRUARY 29,
                                                                        1996
                                                                    ------------
PRO FORMA COMBINED BALANCE SHEET DATA:(1)
Working capital....................................................   $475,310
Total assets.......................................................    981,053
Stockholders' equity...............................................    797,313

- --------
(1) Cabletron expects to record charges to operations, currently estimated to be between $12 to $16 million, in the quarter ending August 31, 1996, the quarter in which the Merger is expected to be consummated. Such expenses reflect direct transaction costs, consisting primarily of investment banking fees and costs associated with combining the operations of the two companies, the majority of which relates to redundant assets and facilities. An estimated pretax charge at the midpoint of the above range of $14 million, $8.6 million on an after-tax basis, is reflected in the Unaudited Pro Forma Combined Condensed Balance Sheet but has not been reflected in the Unaudited Pro Forma Combined Condensed Statements of Income because they are directly attributable to the Merger and are non-recurring. The range is a preliminary estimate only and is therefore subject to change.

   See Unaudited Pro Forma Combined Condensed Financial Data and the notes thereto included elsewhere herein.

                          COMPARATIVE PER SHARE DATA

  The following tables set forth certain historical per share data of Cabletron and Network and combined per share data on an unaudited pro forma basis after giving effect to the Merger on a pooling of interests basis assuming the issuance of 0.1388 shares of Cabletron Common Stock in exchange for each share of Network Common Stock. This data should be read in conjunction with the Selected Historical Financial Data, the Unaudited Pro Forma Combined Condensed Financial Data and the separate historical consolidated financial statements of Cabletron and Network included elsewhere herein or incorporated by reference in this Proxy Statement/Prospectus. The unaudited pro forma combined financial data is not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of future operations.

                                                          YEAR ENDED LAST DAY
                                                             OF FEBRUARY,
                                                          --------------------
                                                           1996   1995   1994
                                                          ------  ----- ------
HISTORICAL CABLETRON:
 Net income.............................................. $ 2.29  $2.27 $ 1.68
 Book value.............................................. $10.77
                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                          --------------------
                                                           1995   1994   1993
                                                          ------  ----- ------
HISTORICAL NETWORK:
 Net income (loss)....................................... $(0.90) $0.07 $(0.21)
 Book value.............................................. $ 2.72
                                                          YEAR ENDED LAST DAY
                                                             OF FEBRUARY,
                                                          --------------------
                                                           1996   1995   1994
                                                          ------  ----- ------
PRO FORMA COMBINED PER CABLETRON SHARE:
 Net income.............................................. $ 2.13  $2.24 $ 1.65
 Book value(1)........................................... $10.82
                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                          --------------------
                                                           1995   1994   1993
                                                          ------  ----- ------
EQUIVALENT PRO FORMA COMBINED PER NETWORK SHARE(2):
 Net income.............................................. $ 0.30  $0.31 $ 0.23
 Book value.............................................. $ 1.50

- --------
(1) Cabletron expects to record charges to operations, currently estimated to be between $12 to $16 million, in the quarter ending August 31, 1996, the quarter in which the Merger is expected to be consummated. Such expenses reflect direct transaction costs, consisting primarily of investment banking fees and costs associated with combining the operations of the two companies, the majority of which relates to redundant assets and facilities. An estimated pretax charge at the midpoint of the above range of $14 million, $8.6 million on an after-tax basis, is reflected in the Unaudited Pro Forma Combined Condensed Balance Sheet but has not been reflected in the Unaudited Pro Forma Combined Condensed Statements of Income because they are directly attributable to the Merger and are non-recurring. The range is a preliminary estimate only and is therefore subject to change.
(2) The equivalent pro forma combined per Network share amounts are calculated by multiplying the pro forma combined per Cabletron share amounts by the Exchange Ratio of 0.1388 shares of Cabletron Common Stock for each share of Network Common Stock.

                          MARKET PRICE PER SHARE DATA

CABLETRON

  Cabletron Common Stock is listed and traded on the New York Stock Exchange under the symbol "CS". As of May 31, 1996, Cabletron had 2,161 shareholders of record. The following table sets forth the high and low closing sales prices per share of Cabletron Common Stock as reported on the NYSE for the quarterly periods presented below, which periods correspond to Cabletron's quarterly fiscal periods for financial reporting purposes.

                                                                    HIGH   LOW
                                                                   ------ ------
FISCAL YEAR ENDED FEBRUARY 28, 1995
  First Quarter................................................... $52.70 $37.20
  Second Quarter..................................................  44.10  34.00
  Third Quarter...................................................  52.38  41.15
  Fourth Quarter..................................................  48.25  37.50
FISCAL YEAR ENDED FEBRUARY 29, 1996
  First Quarter................................................... $54.88 $38.88
  Second Quarter..................................................  59.13  49.50
  Third Quarter...................................................  85.13  52.50
  Fourth Quarter..................................................  82.50  67.50
FISCAL YEAR ENDING FEBRUARY 28, 1997
  First Quarter................................................... $86.50 $63.38
  Second Quarter (through June 17, 1996)..........................  70.63  67.25

NETWORK

  Network Common Stock is traded on the Nasdaq National Market under the symbol "NETK". As of May 31, 1996, Network had 198 shareholders of record. The following table sets forth the high and low closing sales prices per share of Network Common Stock as reported on the Vancouver Stock Exchange ("VSE") and the Nasdaq National Market, as the case may be, for the quarterly periods presented below, which periods correspond to Network's quarterly fiscal periods for financial reporting purposes.

                                                        VSE (1)     NASDAQ (2)
                                                     ------------- -------------
                                                      HIGH   LOW    HIGH   LOW
                                                     ------ ------ ------ ------
FISCAL YEAR ENDED DECEMBER 31, 1994
  Second Quarter (from June 24, 1994)............... $ 2.25 $ 2.10    --     --
  Third Quarter.....................................   2.92   2.05    --     --
  Fourth Quarter....................................   4.65   2.25    --     --
FISCAL YEAR ENDED DECEMBER 31, 1995
  First Quarter..................................... $22.50 $ 4.55 $15.88 $ 6.88
  Second Quarter (VSE through May 24, 1995).........  20.25  16.00  15.75  11.75
  Third Quarter.....................................    --     --   19.50  13.75
  Fourth Quarter....................................    --     --   15.13   4.88
FISCAL YEAR ENDING DECEMBER 31, 1996
  First Quarter.....................................    --     --  $ 7.06 $ 3.50
  Second Quarter....................................    --     --   12.25   6.00

- --------
(1) Stated in Canadian dollars. Network Common Stock began trading on the VSE under the symbol "NTK" on June 24, 1994, was last traded on May 24, 1995 and was delisted on October 27, 1995 at Network's request.

(2) Network Common Stock traded on the Nasdaq SmallCap Market for the period from January 24, 1995 until April 24, 1995, and since that date has traded on the Nasdaq National Market (collectively "Nasdaq") under the symbol "NETK".

DIVIDEND POLICY

  Neither Cabletron nor Network has ever paid a cash dividend and each of Cabletron and Network currently intends to retain all of its earnings for use in its business to finance future growth and, accordingly, do not anticipate paying cash dividends in the foreseeable future.

RECENT CLOSING PRICES

  The following table sets forth the closing price per share of Cabletron Common Stock as reported on the NYSE and the closing price per share of Network Common Stock as reported on the Nasdaq National Market on May 21, 1996, the last trading day before the announcement of the proposed Merger, and on June 27, 1996, the latest practicable trading day before the printing of this Proxy Statement/Prospectus, as well as the equivalent per share prices for Network Common Stock based upon the product of the Cabletron Common Stock prices and the Exchange Ratio:

                                                CABLETRON NETWORK
                                                 COMMON   COMMON     NETWORK
                                                  STOCK    STOCK  EQUIVALENT (1)
                                                --------- ------- --------------
May 21, 1996...................................  $78.88   $12.25      $10.95
June 27, 1996..................................   68.88     9.31        9.56

- --------
(1) Represents the equivalent of one share of Network Common Stock calculated by multiplying the closing price per share of Cabletron Common Stock by the Exchange Ratio.

  The Exchange Ratio is fixed at 0.1388. The market prices of Cabletron Common Stock and Network Common Stock are subject to fluctuation and, as a result, the market value of the shares of Cabletron Common Stock that holders of Network Common Stock will receive in the Merger may increase or decrease prior to and following the Merger. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR CABLETRON COMMON STOCK AND NETWORK COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE FUTURE PRICES OR MARKETS FOR CABLETRON COMMON STOCK OR NETWORK COMMON STOCK. See "Risk Factors--Volatility of Stock Price."

                            NETWORK SPECIAL MEETING

TIME, PLACE AND DATE

  The Network Special Meeting will be held on August 1, 1996 at Network's headquarters, located at 305 East Eisenhower Parkway, Ann Arbor, Michigan 48108.

MATTERS TO BE CONSIDERED AT THE NETWORK SPECIAL MEETING

  At the Network Special Meeting, holders of shares of Network Common Stock will consider and vote upon (1) a proposal to approve and adopt the Merger Agreement, and (2) such other matters as may properly be brought before the Network Special Meeting. The Directors of Network have approved the Merger Agreement and unanimously recommend a vote FOR approval and adoption of the Merger Agreement by the shareholders of Network.

VOTING AT THE NETWORK SPECIAL MEETING; RECORD DATE

  The Network Board of Directors has fixed July 2, 1996 as the Network Record Date for the determination of the Network shareholders entitled to notice of and to vote at the Network Special Meeting. Accordingly, only holders of record of shares of Network Common Stock on the Network Record Date will be entitled to notice of and to vote at the Network Special Meeting. As of such Network Record Date, there were 10,269,214 shares of Network Common Stock outstanding, held by approximately 160 holders of record. Each holder of record of shares of Network Common Stock on the Network Record Date is entitled to cast one vote per share on each proposal properly submitted for the vote of the Network shareholders, either in person or by properly executed proxy, at the Network Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Network Common Stock entitled to vote is necessary to constitute a quorum at the Network Special Meeting.

  The approval and adoption by Network shareholders of the Merger Agreement will require the affirmative vote of the holders of a majority of the outstanding shares of Network Common Stock. Abstentions will be included in determining the number of shares present and voting at the meeting for purposes of determining the presence of a quorum, but will not be counted as a vote cast on the matter. If a broker or nominee holding stock in "street name" indicates on a proxy that it does not have discretionary authority to vote as to a particular matter, those shares will not be considered as present and entitled to vote with respect to such matter, and will not be counted as a vote cast on such matter. Therefore, abstentions and broker non-votes will have the same effect as votes against such proposal.

  As of the Network Record Date, directors and executive officers of Network and their affiliates have the right to vote 1,424,298 shares, or approximately 14% of the outstanding shares of Network Common Stock. Each of the directors and executive officers has advised Network that he or she intends to vote or direct the vote of all shares of Network Common Stock over which he or she has voting control FOR approval and adoption of the Merger Agreement. As of the Network Record Date, neither Cabletron nor any of its subsidiaries owned any outstanding shares of Network Common Stock.

PROXIES

  All shares of Network Common Stock which are entitled to vote and are represented at the Network Special Meeting by properly executed proxies received prior to or at the Network Special Meeting, and not revoked, will be voted at such Special Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted FOR approval and adoption of the Merger Agreement. The Board of Directors of Network knows of no matters to be presented at the Network Special Meeting other than those described in this Proxy Statement/Prospectus. If any other matters are properly presented at the Network Special Meeting for consideration, including, among other things, consideration of a motion to adjourn the Network Special Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

  Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Network, at or before the taking of the vote at the relevant Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Network before the taking of the vote at the Network Special Meeting, or (iii) attending the Network Special Meeting and voting in person (although attendance at the Network Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Network Express, Inc., 305 East Eisenhower Parkway, Ann Arbor, Michigan 48108, Attention: Secretary, or hand delivered to the Secretary of Network at or before the taking of the vote at the Network Special Meeting.

  All expenses of this solicitation will be borne by Network and the costs of preparing this Proxy Statement/Prospectus will be borne by Cabletron and Network. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Cabletron and Network in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Network has retained Morrow & Co., Inc., upon customary terms, at an estimated cost of $6,000.00, plus reimbursement of expenses, to assist in its solicitation of proxies from brokers, nominees, institutions and individuals. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and Network will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

  NETWORK SHAREHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. NETWORK SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

                                  THE MERGER

GENERAL

  The Merger Agreement provides for the merger of Cabletron Michigan, a newly formed, wholly-owned subsidiary of Cabletron, with and into Network, with the result that Network would become a wholly-owned subsidiary of Cabletron. For the Merger to be consummated it must be approved by the Network shareholders and the other conditions specified in the Merger Agreement must be satisfied or waived. The discussion in this Proxy Statement/Prospectus of the Merger and the description of the principal terms and conditions of the Merger Agreement are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex A and is incorporated herein by reference. Network shareholders are urged to read the Merger Agreement in its entirety.

CONVERSION OF SHARES

  Upon the consummation of the Merger, each then outstanding share of Network Common Stock will automatically be converted into the right to receive shares of Cabletron Common Stock at the Exchange Ratio. No fractional shares of Cabletron Common Stock will be issued in the Merger. Instead, each Network shareholder who would otherwise be entitled to receive a fraction of a share of Cabletron Common Stock will receive an amount of cash, rounded down to the nearest whole cent, equal to the per share market value of Cabletron Common Stock (based on the closing price of Cabletron Common Stock on the NYSE on the date of the Effective Time) multiplied by the fraction of a share of Cabletron Common Stock to which the shareholder would otherwise be entitled. Based upon the capitalization of Network and Cabletron as of the date of the Merger Agreement, the shareholders of Network will own Cabletron Common Stock representing approximately 2% of the Cabletron Common Stock outstanding immediately after consummation of the Merger.

CONVERSION OF OPTIONS

  Upon consummation of the Merger, each then outstanding Network Option will be assumed by Cabletron and will automatically be converted into an option to purchase the number of shares of Cabletron Common Stock (rounded down to the nearest whole number) determined by multiplying the number of shares of Network Common Stock subject to the Network Option by 0.1388, at an exercise price per share equal to the aggregate exercise price for Network Common Stock purchasable pursuant to such Network Option divided by the number of shares of Cabletron Common Stock deemed purchasable pursuant to such Network Option. The other terms of the Network Options, including vesting schedules, will remain unchanged. Cabletron will file a Registration Statement on Form S-8, or will file appropriate amendments to Network's previously filed Registration Statement on Form S-8, with the Commission with respect to the shares of Cabletron Common Stock issuable upon exercise of the assumed Network Options.

  As of the Record Date, 1,042,800 shares of Network Common Stock were subject to outstanding Network Options of which 271,300 are, or will become prior to the expected Effective Time, exercisable. Upon the assumption of such options by Cabletron upon consummation of the Merger, approximately 144,740 shares of Cabletron Common Stock will be subject to such options.

EMPLOYEE STOCK PURCHASE PLAN

  Network has agreed to terminate its ESPP effective as of the Effective Date. In addition, Network has agreed not to commence any new "Purchase Periods" as defined under its ESPP. It is expected that prior to the Effective Time all amounts previously deducted and withheld under the ESPP pursuant to the Purchase Period commenced February 1, 1996 will be applied to purchase shares of Network Common Stock on or about July 31, 1996 and that such shares will be converted into shares of Cabletron Common Stock at the Effective Time.

EXCHANGE OF CERTIFICATES

  As soon as practicable after the Effective Time, a letter of transmittal with instructions will be mailed to each Network shareholder for use in exchanging Network Common Stock certificates for Cabletron Common Stock certificates. Upon surrender of a Network Common Stock certificate for cancellation to the exchange agent in connection with the Merger, Boston Equiserve or such other agent or agents as may be appointed by Cabletron, together with such letter of transmittal, duly executed in accordance with the instructions thereto, the holder of such certificate will be entitled to receive in exchange therefor a certificate representing the number of whole shares of Cabletron Common Stock equal to the Exchange Ratio multiplied by the number of shares subject to the Network Common Stock certificate being exchanged.

  Immediately after the Effective Time, each outstanding Network Common Stock certificate will be deemed for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Cabletron Common Stock into which such shares of Network Common Stock shall have been so converted as a result of the Merger and the right to receive an amount in cash in lieu of the issuance of any fractional shares. No dividends or other distributions with respect to Cabletron Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Network Common Stock certificate with respect to the shares of Cabletron Common Stock represented thereby until the holder of record of such certificate surrenders such certificate. Subject to applicable law, following surrender of any such certificate, there will be paid to the record holder of the certificates representing whole shares of Cabletron Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Cabletron Common Stock and at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender.

  If any certificate for shares of Cabletron Common Stock is to be issued in a name other than that in which the Network Common Stock certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Network Common Stock certificate so surrendered be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange have paid to Cabletron or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Cabletron Common Stock in any name other than that of the registered holder of the Network Common Stock certificate surrendered, or established to the satisfaction of Cabletron or any agent designated by it that such tax has been paid or is not payable.

            HOLDERS OF NETWORK COMMON STOCK CERTIFICATES SHOULD NOT
        SUBMIT THEIR CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE RECEIVED
         THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

NOTIFICATION REGARDING OPTIONS

  Following the Effective Time, Cabletron will issue to each person who, immediately prior thereto was a holder of an outstanding Network Option, a document evidencing the assumption of such Network Option by Cabletron. Such assumption will be automatic and no action will be required on the part of the option holder to convert such holder's Network Option into an option to purchase shares of Cabletron Common Stock.

EFFECTIVE TIME

  Consummation of the Merger will occur upon the filing of a Certificate of Merger with the Department of Commerce of the State of Michigan or at such later time as is specified on such certificate (the "Effective Time"). The filing of the Certificate of Merger will occur as soon as practicable after the satisfaction or waiver of all conditions to the closing of the transactions contemplated by the Merger Agreement. The Merger Agreement may be terminated by any party thereto if the Merger shall not have been consummated on or before September 30, 1996. The Merger Agreement is also subject to termination upon the occurrence of certain other events. See "The Merger Agreement--Conditions to the Merger" and "--Termination."

BACKGROUND OF THE MERGER; RECOMMENDATION OF NETWORK'S BOARD OF DIRECTORS

  The terms of the Merger Agreement are the result of arm's-length negotiations between representatives of Network and Cabletron.

  Contact between the two companies was initiated in October 1995 when Craig Benson, the Chairman and Chief Operating Officer of Cabletron, telephoned David Hartmann, the Executive Vice President and Chief Technical Officer of Network, to discuss Cabletron's desire to obtain a remote access partner as a result of recent consolidations in the internetworking industry. Mr. Hartmann indicated that Network could be interested in considering such a relationship.

  There were no discussions following Mr. Benson's preliminary inquiry until March 14, 1996 when Richard Eidswick, the President and Chief Executive Officer of Network, received a telephone call from a representative of Robertson Stephens & Co. on behalf of Cabletron. As a result of this call, a meeting was arranged for March 21, 1996, at which representatives of Cabletron and Network discussed the possibility of a strategic alliance or business combination transaction. At this time, the parties executed a non-disclosure agreement and Network provided Cabletron with certain non-public information.

  During this time period, Network was also working with another major provider of computer networking equipment concerning a possible strategic partnering arrangement. The possibility of discussing a business combination transaction with this other party (the "Other Party") was considered by Mr. Eidswick and he reported these matters to Network's Board of Directors.

  On April 11, 1996, Messrs. Hartmann and Eidswick met with Mr. Benson, David Kirkpatrick, the Director of Finance and Chief Financial Officer of Cabletron, and Gregory DeMund, the Director, Business Development of Cabletron, in New Hampshire to further explore the possibility of a business combination between the two companies.

,   The regular quarterly meeting of the Board of Directors of Network was held on April 12, 1996. Mr. Eidswick reported on the status of discussions with Cabletron and the Board discussed the merits of considering such a transaction at that time. Management reported on the prospects of Network as an independent entity, noting specifically the concerns of being able to effectively bring to market new products, given the absence of a proven sales strategy in the United States, and the competitive environment, particularly in light of increasing consolidation in the internetworking industry. The Board also discussed Network's substantial reliance since its inception on sales in Japan, which accounted for approximately 82% of revenues in 1995. Entering 1996, management had been optimistic about Network's ability to return to profitability in the latter part of 1996, despite its loss of $10.2 million in the fourth quarter of 1995 (which included a non-recurring charge of $8.7 million related to the acquisition of Fivemere Limited.). The Board and management were concerned, however, in light of Network's 29% decline in sales in the first quarter of 1996 as compared to the same quarter in 1995, its loss of $2.2 million in that quarter and its negative cash flow of $1.2 million during the quarter. It was determined that Mr. Eidswick should continue to discuss Cabletron's interest, and that he should also invite the Other Party to consider a possible business combination transaction. Cabletron was permitted to continue its due diligence review of Network.

  On April 15, 1996, Mr. Eidswick contacted the chief executive officer of the Other Party to discuss the Other Party's possible interest in Network. Thereafter, Mr. Eidswick received a telephone call from a representative of the Other Party, who indicated that the Other Party was not interested in pursuing discussions with Network at that time. Network has not received further contact from the Other Party concerning its possible interest since such conversation.

  On April 24, 1996, Chris Oliver, the Director of Engineering and Manufacturing at Cabletron, Mr. DeMund and Mike Skubisz, the Director of Product Marketing of Cabletron, visited Network to review Network's engineering and product marketing plans.

  On May 8, 1996, Mr. Benson and Mr. Kirkpatrick met with Mr. Eidswick in Ann Arbor and expressed Cabletron's interest in acquiring Network in a pooling of interests transaction intended to be a tax free reorganization under the Code. Mr. Eidswick advised Mr. Benson that he would discuss Cabletron's interest with the Board of Directors. After consultation with members of Network's Board of Directors, Unterberg Harris was engaged to act as Network's financial advisor in connection with considering Network's strategic alternatives, including a possible transaction with Cabletron, and legal counsel was directed to discuss the possible terms, including structure and documentation of a merger of the two companies, with legal counsel for Cabletron.

  On May 15, 1996, following Network's Annual Meeting of Shareholders, the Network Board of Directors met to review strategic alternatives in light of the Cabletron proposal and other matters. Legal counsel advised the Board regarding the discharge of its fiduciary duties when considering strategic alternatives. Unterberg Harris made a detailed financial presentation, set forth implied valuations of Network using various valuation methodologies and reported on Cabletron and the Cabletron Common Stock, indicating that Unterberg Harris was prepared to render its opinion that the consideration proposed by Cabletron was fair to Network's shareholders from a financial point of view. Management of Network presented its view of Network's competitive outlook and position. As a result of these discussions, the Board directed management, Unterberg Harris and legal counsel to negotiate the terms of a possible transaction with Cabletron.

  During this period, Network and its legal counsel negotiated the terms of the definitive Merger Agreement with Cabletron and its legal counsel, and due diligence activities by both companies and their respective counsel and financial advisors continued. On May 17, 1996, Confidentiality Agreements, superseding the prior non-disclosure agreement, were executed by the parties.

  On May 17, 1996, a special meeting of the Cabletron Board of Directors was held by conference telephone call. Mr. Benson reported to the Board on the status of the negotiations between Cabletron and Network. Mr. Benson discussed the business of Network and how its products and engineering capabilities would complement those of Cabletron. The Board discussed information about Network contained in its 1995 annual report on Form 10-KSB (which included its annual report to shareholders), in its most recent proxy statement, and in its most recent quarterly results. Mr. Benson also reported on Network's assimilation of its recent acquisition of Fivemere. Legal counsel to Cabletron discussed the terms of the Merger Agreement which had previously been distributed to the directors. Mr. Benson reviewed the purchase price and advised the Board that the Exchange Ratio was fixed, without so-called collars and floors. He explained how changes in the price of the two corporations' stock would affect the total price of the Merger. He also discussed plans to ensure that certain key employees would continue with Network after the Merger. After further discussion and analysis, the Board unanimously voted to proceed with the Merger and to approve the Merger Agreement and the transactions contemplated thereby.

  On May 20, 1996, a special meeting of the Network Board of Directors was held by conference telephone call. Mr. Eidswick advised the Network Board of certain negotiations with Cabletron's management relative to the draft documents. Legal counsel reported on the status of the discussions with Cabletron's counsel and discussed drafts of documents that were distributed to the Network Board for their review. Representatives of Unterberg Harris updated the Board on certain due diligence activities and financial market matters.

  A special meeting of the Board of Directors of Network was held by conference telephone call on May 21, 1996. Legal counsel reported on the status of discussions with Cabletron and discussed drafts of documents that were distributed to the directors for their review, including provisions in the draft documents that would permit Network's Board to consider another offer for Network subsequent to signing an agreement with Cabletron, the termination rights of the parties, termination fees and other significant terms of the proposed agreement, including the Exchange Ratio and that it was not subject to any adjustment, or to so-called "collars," and the Board's ability to withdraw its recommendation of the Merger and terminate the Merger Agreement under certain circumstances. Representatives of Unterberg Harris presented an update of the analysis they had presented at the May 15 Board Meeting and delivered that firm's opinion that, as of May 21, 1996, the Merger was fair to Network's shareholders from a financial point of view. Such opinion was subsequently confirmed in writing.

  After discussion and further analysis, Network's Board, by a unanimous vote of those participating, decided to proceed with the sale of Network and to accept Cabletron's proposal, and it then approved the Merger Agreement and the transactions contemplated thereby and recommended that the shareholders of Network vote in favor of the approval and adoption of the Merger Agreement.

  Cabletron, Cabletron Michigan and Network subsequently executed and delivered the Merger Agreement and, on May 22, 1996, Cabletron and Network issued a joint press release announcing the execution of the Merger Agreement.

  Subsequently, on July 1, 1996, the Board of Directors of Network held a special meeting by conference telephone call. At this meeting, legal counsel reported on the progress made to date with regard to the preparation and filing with the Commission of the Registration Statement on Form S-4, of which this Proxy Statement/Prospectus is a part, and advised the Network Board as to various provisions in the Merger Agreement, including the Network Board's ability to withdraw its recommendation of the Merger and terminate the Merger Agreement under certain circumstances. In addition, representatives of Unterberg Harris presented an update of the analysis used in that firm's opinion that, as of May 21, 1996, the Merger was fair to Network's shareholders from a financial point of view, including the activity in the financial markets in general and the decline in the price per share of the Cabletron Common Stock since the date of the Merger Agreement in particular, as well as the terms and conditions relative to Network's acquisition of certain assets of the IBM Waverunner product line and Cabletron's proposed acquisition of Zeitnet. Then, Unterberg Harris provided its oral opinions that, as of July 1, 1996, the Merger was fair to Network's Shareholders from a financial point of view. Such opinion was subsequently confirmed in writing.

  After discussion and further analysis, Network's Board unanimously reaffirmed its recommendation that the shareholders of Network vote in favor of the approval and adoption of the Merger Agreement.

NETWORK'S REASONS FOR THE MERGER

  In approving the Merger Agreement and the transactions contemplated thereby, the Network Board of Directors considered a number of factors, including:

    (i) The business, results of operations, properties and financial condition of Network and the competitive nature of the industry in which it operates, based, in part, upon presentations by management of Network, including management's view of the business and financial prospects for Network if it were to remain independent, taking into account the disappointing sales during the first four months of 1996 in both Japan and the United States and the increasing need for research and development resources, and the presentations by Unterberg Harris on May 15, 1996 and May 21, 1996.

    (ii) Information available to them concerning Cabletron, its business, size, market characteristics of Cabletron Common Stock and other matters based, in part, on information provided by management of Network and on information presented by Unterberg Harris.

    (iii) The terms of the Merger Agreement, including the proposed structure of the Merger as a tax-free reorganization under the Code, and the fact that the exchange ratio was fixed at 0.1388 of a share of Cabletron Common Stock for each share of Network Common Stock.

    (iv) That the terms of the Merger Agreement, including the termination fee provisions, should not unduly discourage third parties from making a proposal to acquire Network subsequent to signing the Merger Agreement.

    (v) The trading price of the shares of Network Common Stock since Network's initial public offering and that the Merger Consideration (as defined in the Merger Agreement) represented a premium of approximately 30% over the average closing sales price for the shares of Network Common Stock on the Nasdaq National Market over the 30 trading days preceding the announcement of the execution of the Merger Agreement, noting specifically that the price of the shares of Network Common Stock had risen higher than the value of the Merger Consideration, apparently as the result of market speculation, and that the last sale price on May 21, 1996 exceeded the Merger Consideration.

    (vi) The presentations by Unterberg Harris on May 15, 1996 and May 21, 1996, and Unterberg Harris' opinion that, as of May 21, 1996 the Merger Consideration was fair, from a financial point of view, to the Network shareholders. The opinion of Unterberg Harris, updated as of July 1, 1996, is attached hereto as Annex B. Shareholders of Network are urged to read the July 1, 1996 opinion of Unterberg Harris carefully in its entirety.

    (vii) That the Merger Agreement permits Network, in the exercise of the fiduciary duties of the Board of Directors, to furnish nonpublic information and access in response to requests which were not solicited by Network after the date of the Merger Agreement to third parties pursuant to confidentiality agreements, and to participate in discussions and negotiations with third parties concerning an acquisition proposal.

    (viii) The termination provisions of the Merger Agreement, which were a condition to Cabletron's proposal, providing that Cabletron could be entitled to a fee of $4.4 million (plus expenses) upon termination of the Merger Agreement under certain circumstances, including the withdrawal of the Board of Directors' recommendation with respect to the Merger.

  The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based upon the totality of the information presented to and considered by them.

CABLETRON'S REASONS FOR THE MERGER

  The Cabletron Board arrived at its unanimous decision to approve the Merger Agreement after consideration of a number of significant factors. Among those factors were:

  . Network's focus on remote access for the enterprise is highly complementary to Cabletron's technology for LAN/WAN networks and information infrastructures.

  . The market for remote access products is forecasted to be one of the more rapidly growing segments of the networking market for the next several years.

  . The inclusion of Network's technology and products in the Cabletron technological solution to its customers' information infrastructure needs will enable Cabletron to provide a more complete, enterprise-wide solution to its customers, supporting the customers' information infrastructure at every level of access.

  . The ability to leverage the research and development capabilities of Network by combining its research and development efforts and personnel with those of Cabletron to improve and increase product development.

  In addition, the Cabletron Board of Directors considered, among other matters, (i) information concerning Cabletron's and Network's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position; (ii) the consideration to be received by Network stockholders in the Merger and the relationship between the market value of Cabletron Common Stock to be issued in exchange for each share of Network Common Stock and Cabletron's per share reported earnings, earnings before interest and taxes and certain other measures; (iii) a comparison of selected recent acquisition and merger transactions involving high-technology companies; (iv) the belief that the terms of the Merger Agreement, including the parties' respective representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;
(v) the ability of Cabletron to devote management time and energy to the integration and assimilation of Network's business and organization should the Merger be consummated; (vi) the fact that the Merger is expected to be accounted for as a pooling of interests; and (vii) the fact that the Merger is expected to be a tax-free reorganization under Section 368(a) of the Code.

  The Cabletron Board also considered negative factors relating to the Merger, including (i) the risks that the benefits sought in the Merger would not be fully achieved, (ii) the risk that the Merger would not be consummated, (iii) the effect of the public announcement of the Merger on Network's sales, operating results, and business relationships, (iv) Network's current trend of operating losses, (v) the dilutive effect on the earnings per share of Cabletron Common Stock as a result of increasing the number of shares outstanding of Cabletron Common Stock, and (vi) other risks described above under "Risk Factors". The Cabletron Board believed that these risks were outweighed by the potential benefits to be gained by the Merger.

  In view of the wide variety of factors considered by the Cabletron Board of Directors, the Cabletron Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in approving the Merger Agreement and Merger. However, after taking into account all of the factors set forth above, the Cabletron Board of Directors determined that the Merger Agreement and Merger were in the best interests of Cabletron and its stockholders and that Cabletron should proceed with the Merger Agreement and the Merger.

OPINION OF NETWORK'S FINANCIAL ADVISOR

  Unterberg Harris has delivered its written opinions to the Network Board of Directors dated May 21, 1996 and July 1, 1996 to the effect that the consideration to be received by holders of shares of Network Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. Such opinions confirmed the oral opinions given by Unterberg Harris to the Network Board on May 21, 1996 and on July 1, 1996, respectively. No limitations were imposed by the Network Board upon Unterberg Harris with respect to the investigations made or the procedures followed by it in rendering its opinion.

  THE FULL TEXT OF THE JULY 1, 1996 OPINION OF UNTERBERG HARRIS IS ATTACHED HERETO AS ANNEX B. NETWORK SHAREHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY UNTERBERG HARRIS. THE SUMMARY OF THE OPINION OF UNTERBERG HARRIS SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCES TO THE FULL TEXT OF SUCH OPINION. UNTERBERG HARRIS' OPINIONS WERE PREPARED FOR THE NETWORK BOARD OF DIRECTORS AND ARE DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES OF NETWORK COMMON STOCK PURSUANT TO THE MERGER AGREEMENT AND DO NOT CONSTITUTE A RECOMMENDATION TO ANY NETWORK SHAREHOLDER AS TO HOW TO VOTE AT THE NETWORK SPECIAL MEETING. IT SHOULD BE UNDERSTOOD THAT, ALTHOUGH SUBSEQUENT DEVELOPMENTS MAY AFFECT THE JULY 1, 1996 OPINION, UNTERBERG HARRIS DOES NOT HAVE ANY OBLIGATION TO UPDATE, REVISE OR REAFFIRM SUCH OPINION.

  In arriving at its opinions, Unterberg Harris reviewed the Merger Agreement and financial and other information that was publicly available or furnished to Unterberg Harris by Network and Cabletron, including financial forecasts, information relative to Network's acquisition of certain assets of the IBM Waverunner product line (see "Network Express, Inc.--Business--Recent Developments" and other information provided during discussions with the management of Network and Cabletron. In addition, Unterberg Harris compared certain financial and securities data of Network and Cabletron with various other publicly traded companies in the communications industry, reviewed the historical stock prices and trading volumes of Network Common Stock and Cabletron Common Stock, reviewed prices and premiums, if any, paid in other business combinations and conducted such other financial studies, analyses and investigations as Unterberg Harris deemed appropriate for purposes of rendering its opinion.

  In rendering its opinions, Unterberg Harris assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information that was available to it from public sources and that was provided to it by Network and Cabletron. With respect to the financial projections supplied to it, Unterberg Harris assumed that such projections were reasonably prepared and that they reflected the most accurate currently available estimates and judgments of the management of Network and Cabletron as to the future operating and financial performance of their respective companies. Unterberg Harris did not make any independent evaluation or appraisal of the assets, liabilities, patents or intellectual property of Network or Cabletron, nor was any such appraisal or evaluation provided to Unterberg Harris. Unterberg Harris assumed that the Merger would be accounted for as a pooling of interests in rendering its opinions.

  Unterberg Harris' opinions are necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of its opinion.

  The following presentation summarizes certain financial analyses performed by Unterberg Harris in arriving at its opinion dated July 1, 1996, which analyses Unterberg Harris discussed with the Network Board of Directors.

  Comparable Companies Analyses. Unterberg Harris compared selected historical and projected operating information, stock market data and financial ratios for Network (based on the financial terms of the Merger) to selected historical and projected operating information, stock market data and financial ratios of Cabletron and of certain other publicly traded communications companies. These Companies included Ascend Communications, Inc., Bay Networks, Inc., Cascade Communications Corporation, Cisco Systems, Inc., Digi International, Inc., FORE Systems, Inc., Network Equipment Technologies, Inc., Newbridge Networks Corporation, Optical Data Systems, Inc., Shiva Corporation, Tellabs, Inc., 3Com Corporation, US Robotics Corporation and Xylan Corporation. Such data and ratios include multiples of net market value (defined as market value of equity adjusted by adding long-term debt and subtracting cash and short-term investments) to historical revenues, market value to historical and projected net income and earnings per share and market value to book value. An analysis of net market value to latest twelve month revenues yielded a range of 1.1 times to 47.6 times revenues with a median of 8.3 times revenues, compared to 6.3 times for Network in this transaction. An analysis of current stock price to latest twelve month earnings per share yielded a range of not meaningful (due to earnings losses) to 178.9 times earnings, with a median of 35.8 times earnings (excluding not meaningful ratios), compared to a not meaningful ratio for Network in this transaction due to an earnings loss for the period. An analysis of current stock price to projected calendar 1996 earnings per share yielded a range of not meaningful (due to earnings losses) to 166.1 times earnings, with a median of 31.6 times earnings (excluding not meaningful ratios), compared to a not meaningful ratio for Network in this transaction due to an earnings loss projected for the period. An analysis of market value to book value yielded a range of 2.4 times to 58.3 times book value, with a median of 11.0 times book value, compared to 5.9 times book value for Network in this transaction. Unterberg Harris indicated that the multiples calculated for Network based on the financial terms of the Merger were within the range of multiples for the comparable companies analyzed and below the median for multiples of revenue and book value and above the median for earnings per share. Unterberg Harris indicated that the consideration to be paid to the Network shareholders pursuant to the Merger Agreement reflects a premium over earnings multiples for the comparable companies analyzed.

  Unterberg Harris compared selected historical and projected operating and financial ratios for Cabletron to the corresponding data and ratios of the same comparable group of publicly traded communications companies. An analysis of net market value to latest twelve month revenues yielded a range of 1.1 times to 47.6 times revenues, with a median of 8.3 times revenues, compared to
4.2 times revenues for Cabletron. An analysis of current stock price to latest twelve month earnings per share yielded a range of not meaningful (due to earnings losses) to 178.9 times earnings, with a median of 35.8 times earnings, compared to 22.6 times earnings for

Cabletron. An analysis of current stock price to projected calendar 1996 earnings per share yielded a range of not meaningful to 166.1 times earnings, with a median of 31.6 times earnings (excluding not meaningful ratios), compared to 19.9 times earnings for Cabletron. An analysis of market value to book value yielded a range of 2.4 times to 58.3 times book value, with a median of 11.0 times book value, compared to 6.0 times book value for Cabletron. Unterberg Harris indicated that the multiples calculated for Cabletron were within the range of multiples for comparable companies and below the median in terms of multiples of revenues, earnings per share and book value.

  Comparable Transactions Analysis. Unterberg Harris reviewed certain mergers and acquisitions involving technology companies. In examining these transactions, Unterberg Harris analyzed certain income statement and balance sheet parameters of the acquired companies relative to the consideration paid. Multiples analyzed included net transaction value (defined as transaction value adjusted by adding long-term debt and subtracting cash and short-term investments) to latest twelve month revenues and transaction value to latest twelve months net income and book value. This analysis included 35 comparable communications company transactions that occurred from March 24, 1989 to June 3, 1996 or were pending during such period. Such transactions included Cabletron's acquisition of Zeitnet, Inc. (pending), Adaptec's acquisition of Cogent Data Technologies (pending), Cisco Systems' acquisition of Stratacom, Inc. (pending), FORE Systems, Inc.'s acquisition of Alantec Corporation, Compaq Computer Corporation's acquisition of Networth Inc., 3Com Corporation's acquisition of Chipcom Corporation and Madge Network N.V.'s acquisition of Lannet Data Communications, Ltd. In certain cases, complete financial data was not publicly available for these transactions and only partial information was used in such instances. The offer price for Network is based on the Exchange Ratio and closing price of Cabletron Common Stock as of June 27, 1996. An analysis of net transaction value to latest twelve month revenues yielded a range of 0.6 times to 27.5 times revenues, with a median of 3.2 times revenues, compared to 6.3 times revenues for Network in this transaction. An analysis of transaction value to latest twelve month net income yielded a range of not meaningful (due to earnings losses) to 78.9 times net income, with a median of 34.8 times (excluding not meaningful ratios), compared to not meaningful ratio for Network in this transaction due to an earnings loss in the period. An analysis of market value to book value yielded a range of 1.2 times to 81.9 times book value, with a median of 4.9 times book value, compared to 5.9 times book value for Network in this transaction. Unterberg Harris indicated that the multiples calculated for Network based on the financial terms of the Merger were within the range for multiples of comparable transactions analyzed and, above the median for multiples of revenues, latest twelve month net income and book value. Unterberg Harris indicated that the purchase price paid to Network shareholders in the Merger reflected a premium over earnings multiples paid in the comparable merger and acquisition transactions analyzed because Network had an earnings loss for the latest twelve month period and projected an earnings loss for the calendar year ended December 31, 1996.

  Acquisition Premiums Analysis. Unterberg Harris also reviewed the premiums paid for certain merger and acquisition transactions involving selected communication companies. Unterberg Harris' analysis indicated that the percentage premium of offer prices to trading prices on the date prior to the announcement date ranged from 1.9% to 90.2%, with a median of 31.6%. The percentage premium of offer prices to trading prices 30 days prior to the announcement date ranged from 14.8% to 104.3%, with a median of 46.8%. Unterberg Harris also looked at premiums paid in the transactions where the consideration paid was in the form of the acquiring company's common stock. This analysis indicated that the percentage premium of offer prices to trading prices one day prior to the date of announcement of such transactions ranged from 1.9% to 90.2%, with a median of 25.6%, and the percentage premium 30 days prior to the date of announcement ranged from 14.8% to 80.8%, with a median of 55.1%. The offer price for Network based on the Exchange Ratio and closing price of Cabletron Common Stock as of June 27, 1996 was 22.0% below Network's closing stock price on the day prior to the date of announcement. However, the offer price as calculated above represented a 44.3% premium to the closing stock price of Network Common Stock 30 days prior to the date of announcement. In addition, Unterberg Harris indicated that the offer price for Network Common Stock represented a 6.2% premium over the closing stock price of Network Common Stock one week prior to the date of announcement, a 14.0% premium over the 30 day average of Network Common Stock prior to the date of announcement and a 28.2% premium over the 60 day average of Network Common Stock prior to the date of announcement.

  Stock Price Analysis. Unterberg Harris also examined the history of the trading prices and volume for Network Common Stock and Cabletron Common Stock separately, in relation to each other, in relation to the Nasdaq National Market Composite Index and in relation to certain other publicly traded communications companies. The analysis showed that, when evaluated on an indexed basis, the daily per share price of Network Common Stock for the last 90 day trading period prior to the date of announcement ranged from 75.7 to
264.9 and ended the period at 264.9, while the daily price per share for Cabletron Common Stock over the same period prior to the date of announcement ranged from 86.5 to 118.1 and ended the period at 107.7. The daily composite price of the selected group of comparable communications companies, for the same period, ranged from 96.8 to 162.1 and ended the period at 159.5, while the Nasdaq National Market Composite Index, over the same period, ranged from
100.0 to 126.6 and ended the period at 126.2. For the last 52 week period prior to the date of the announcement, the analysis showed that, when evaluated on an indexed basis, the weekly per share price of Network Common Stock ranged from 27.2 to 143.7 and ended the period at 78.6, while the weekly per share price of Cabletron Common Stock over the same period ranged from
96.5 to 160.6 and ended the period at 160.6. The composite weekly price of the selected group of comparable communications companies, when evaluated on an indexed basis, ranged from 100.0 to 296.8 and ended the period at 296.8, while the Nasdaq National Market Composite Index ranged from 100.0 to 142.6 and ended the period at 142.6. Unterberg Harris indicated that for the last 90 day trading period prior to the date of announcement the price of a share of Network Common Stock, when evaluated on an indexed basis, showed a greater percentage increase than the price of a share of Cabletron Common Stock and the indices analyzed and that the price of a share of Cabletron Common Stock, when evaluated on an indexed basis, showed a lower percentage increase than the comparable communications companies and composite indices analyzed. For the last 52 week period, the price of a share of Network Common Stock, when evaluated on an indexed basis, showed a lower percentage increase than the price of a share of Cabletron Common Stock and the comparable communications companies and composite indices analyzed and that the price of a share of Cabletron Common Stock, when evaluated on an indexed basis, showed a lower percentage increase than the comparable communications companies, and a higher percentage increase than the composite index analyzed. For the last 10 day trading period prior to the date of announcement, the analysis showed that, when evaluated on an indexed basis, the daily price per share of Network Common Stock moved from 100.0 to 150.8, while the daily price per share of Cabletron Common Stock over the same period moved from 100.0 to 107.7. The daily composite price of the selected group of comparable communications companies, for the same period, moved from 100.0 to 105.1, while the Nasdaq National Market Composite Index moved from 100.0 to 105.2.

  Pro Forma Analysis. Unterberg Harris analyzed certain pro forma effects (excluding transaction costs) resulting from the Merger. For purposes of comparison, Cabletron's operating results for the fiscal year ending February 28, 1997 were calendarized to a December 31, 1996 year using Cabletron estimates. The analysis indicated, absent potential synergies, approximately 3.0% dilution on the earnings per share of Cabletron Common Stock (excluding non-operating charges to income) for the calendar year ending December 31, 1996. The results of such pro forma combination analysis are not necessarily indicative of future operating results or financial condition for the combined company. Unterberg Harris also analyzed the contribution of Network and Cabletron to the pro forma combined company in light of the Network shareholders' ownership of the combined company being approximately 1.9%. This analysis showed Network projected to contribute 1.9% of combined revenues for the year ending December 31, 1996 and that Network would have a negative effect on earnings due to Network's earnings losses projected for the period.

  The summary above does not purport to be a complete description of the analyses performed by Unterberg Harris in connection with its fairness opinions. The preparation of a fairness opinion involves various subjective business determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and therefore such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized above, Unterberg Harris believes that its analyses must be considered as a whole and that selecting portions of its analyses and considering individual factors without considering all analyses and factors could create an incomplete and misleading view of the evaluation process underlying its opinion. With respect to comparable companies analyses and comparable transactions analyses, a particular analysis performed by Unterberg Harris is not necessarily indicative of actual values, which may be significantly higher or lower than suggested by such analyses. The analyses are not appraisals and do not necessarily reflect the prices for which businesses actually could be sold or actual values or future results that might be achieved. Unterberg Harris' analyses were prepared solely as part of Unterberg Harris' review of the fairness of the consideration to be received by Network shareholders in connection with the Merger from a financial point of view and were provided to the Network Board in connection with the delivery of Unterberg Harris' opinion. In addition, Unterberg Harris' opinion and presentation to the Network Board was only one of many factors taken into consideration by the Network Board in making its determination to approve the Merger.

  Pursuant to the terms of the engagement by Network of Unterberg Harris as its financial advisor in connection with the Merger, upon consummation of the Merger, Unterberg Harris will receive a fee equal to 1% of the aggregate value of the consideration received by Network shareholders plus the fair market value of the Network Options outstanding at the date of the Merger based on the closing price of the Cabletron Common Stock at the Effective Time. In addition, Unterberg Harris will be reimbursed for out-of-pocket expenses in connection with the engagement.

  The terms of the fee arrangement were negotiated at arm's length between Network and Unterberg Harris and approved by the Network Board. The Network Board, in making its recommendation with respect to the Merger and the Merger Agreement, was aware of the foregoing fee arrangement. The Network Board believed that the contingent nature of Unterberg Harris's fee with respect to the Merger is not an uncommon manner in which financial advisors are compensated in corporate merger and acquisition transactions and also believed that any financial incentive that could be viewed to exist as a result did not preclude Unterberg Harris from rendering independent and objective advice.

  Unterberg Harris has provided investment banking services to Network, including acting as managing underwriter in Network's secondary public offering in 1995. Unterberg Harris has received customary compensation for its services. Unterberg Harris is a market maker for Network Common Stock. Unterberg Harris, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting, private offerings of securities and valuations for corporate reorganizations and other purposes. The Network Board selected Unterberg Harris to act as financial advisor on the basis of Unterberg Harris' reputation as an investment bank, Network's prior relationship with Unterberg Harris and Unterberg Harris' familiarity with Network.

CERTAIN CONSIDERATIONS

  In considering whether to approve the Merger Agreement and the transactions contemplated thereby, shareholders of Network should be aware that the relative stock prices of Cabletron Common Stock and Network Common Stock at the Effective Time may vary significantly from the prices as of the date of execution of the Merger Agreement, the date hereof or the date on which shareholders of Network vote on the Merger due to changes in the business, operations and prospects of Cabletron or Network, market assessments of the likelihood that the Merger will be consummated and the timing thereof, general market and economic conditions, and other factors.

EMPLOYMENT AGREEMENTS

  Richard Eidswick, David Hartmann, David Carson, Todd Palgot, Don Taylor, Keisuke Ito, Glenn Kime, Paul DeVries, Brian Socha, Brian Smith and Timothy Butler are all currently employees of Network (collectively, the "Network Employees"). It is a condition to consummation of the Merger that Richard Eidswick, David Hartmann, David Carson and at least four of the remaining eight Network Employees have entered into employment agreements with Cabletron and that such agreements be in force at the Effective Time. Richard Eidswick, David Hartmann, David Carson, Don Taylor, Keisuke Ito, Glenn Kime, Brian Socha and Brian Smith have entered into employment agreements with Cabletron.

  The terms of Employment Agreements between Cabletron and each of Richard Eidswick, David Hartmann and David Carson are substantially identical with the exception of the compensation arrangements for each which are described below. Each Employment Agreement is for a period of three (3) years and provides that the employee will perform such duties and responsibilities as the Board of Directors or President of Cabletron may designate. The employee is obligated to work for Cabletron on a full-time basis and not to engage in any other business activity except as may be approved by Cabletron. The employee is eligible to participate in Cabletron's employee benefit plans from time to time in effect for Cabletron employees generally and are entitled to the base salary, bonus compensation and stock options described below. The employee is obligated to assign all intellectual property developed or conceived by the employee during the employment term to Cabletron and is restricted by confidentiality provisions. Pursuant to the Employment Agreement, the employee also agrees, during his term of employment with Cabletron and for a period of one (1) year thereafter, not to engage in any business activity which is competitive with Cabletron and related to computers or computer networks. In addition the Employment Agreement obligates the employee not to solicit employees or customers of Cabletron, including former employees and customers of Network, for a period of one (1) year following termination of the employee's employment. Under the Employment Agreement, in the event Cabletron terminates the employee without cause, or in the event the employee terminates his employment as a result of a material diminution in the nature or scope of the employee's responsibilities or duties, the employee is entitled to receive his then current base salary and to participate in Cabletron's employee benefit plans until the earliest of (i) conclusion of the then-current term of the Employment Agreement or (ii) a period of twelve (12) months following the date of termination of employment. Under the terms of his Employment Agreement, Mr. Eidswick's base salary is $150,000 and he is eligible to receive up to an additional approximately $150,000 over the three-year term as bonus compensation and a stock option to purchase up to 30,000 shares of Cabletron Common Stock. Under the terms of his Employment Agreement, Mr. Hartmann's base salary is $120,000 and he is eligible to receive up to an additional approximately $110,000 over the three-year term as bonus compensation and a stock option to purchase up to 25,000 shares of Cabletron Common Stock. Under the terms of his Employment Agreement, Mr. Carson's base salary is $100,000 and he is eligible to receive up to an additional approximately $102,000 over the three-year term as bonus compensation and a stock option to purchase up to 20,000 shares of Cabletron Common Stock. Each of the stock options will have an exercise price equal to the fair market value of Cabletron Common Stock on the date of grant and will vest over five years.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the Network Board with respect to the Merger, shareholders of Network should be aware that certain officers and directors of Network have interests in the Merger, including those referred to below, that presented them with potential conflicts of interests. The Network Board was aware of these potential conflicts and considered them along with the other matters described in "The Merger--Background of the Merger; Recommendation of Network's Board of Directors" and "--Network's Reasons for the Merger."

  Pursuant to the Merger Agreement, Cabletron has agreed to indemnify, and to cause Network to indemnify, defend and hold harmless the present and former officers, directors and employees of Network and any of its subsidiaries against any costs or expenses (including attorney's fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action suit, proceeding or investigation, whether civil, criminal, administrative or investigative (i) arising out of or pertaining to the transactions contemplated by the Merger Agreement or (ii) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted under applicable law. In addition, Cabletron has agreed to honor and fulfill the obligations of Network pursuant to indemnification agreements with Network's directors and officers existing at or before the Effective Time and has agreed to cause to be maintained in effect for not less than three years directors' and officers' liability insurance covering those persons covered by Network's directors' and officers' liability insurance policy at the date of the Merger Agreement on terms substantially comparable to such policy. See "The Merger Agreement-- Indemnification and Insurance."

  As of the Network Record Date, directors and executive officers of Network and their affiliates have the right to vote approximately 14% of the outstanding shares of Network Common Stock. Each of the directors and executive officers has advised Network that he or she presently intends to vote or direct the vote of all the outstanding shares of Network Common Stock over which he or she has voting control in favor of approval and adoption of the Merger Agreement.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a description of the material federal income tax consequences of the Merger. This is not a complete description of all the tax consequences of the Merger and does not address the tax consequences that may be relevant to particular categories of shareholders subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, foreign individuals and entities, tax-exempt organizations and shareholders who acquired Network Common Stock pursuant to an employee stock option or otherwise as compensation. Each Network shareholder's individual circumstances may affect the tax consequences of the Merger to him or her. No information is provided herein with respect to the tax consequences of the Merger under foreign, state or local laws or the tax consequences of transactions effected prior to or after the Merger (whether or not such transactions are in connection with the Merger). Moreover, the description set forth below is based on existing law and currently applicable treasury regulations promulgated under the Code, current published administrative positions of the Internal Revenue Service contained in revenue rulings and revenue procedures, and judicial decisions, all of which are subject to change either prospectively or retroactively.

  It is intended that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Subject to the limitations and qualifications referred to herein, and assuming the Merger qualifies as a reorganization, the Merger will generally result in the following federal income tax consequences:

    (i) Each of Cabletron, Network and Cabletron Michigan will be a party to the reorganization within the meaning of the Section 368(b) of the Code so that none of such parties will recognize gain or loss solely as a result of the Merger.

    (ii) No gain or loss will be recognized by Network shareholders as a result of the Merger with respect to shares of Network Common Stock converted solely into Cabletron Common Stock (except with respect to cash, if any, received by such Network shareholders in lieu of fractional share interests in Cabletron Common Stock).

    (iii) The tax basis in the Cabletron Common Stock received by Network shareholders in the Merger will be the same as the tax basis in the Network Common Stock surrendered in exchange therefor reduced by any basis allocable to fractional share interests in Cabletron Common Stock for which cash is received.

    (iv) The holding period of the shares of Cabletron Common Stock received in the Merger by Network shareholders will include the period during which the shares of Network Common Stock surrendered in exchange therefor were held, provided that such shares of Network Common Stock were held as capital assets at the Effective Time.

    (v) Cash received by a holder of Network Common Stock in lieu of a fractional share interest in Cabletron Common Stock will result in the recognition of gain or loss for federal income tax purposes, equal to the difference between the amount of cash received and the portion of the basis of the share of Network Common Stock allocable to such fractional share interest. Such gain or loss will be capital gain or loss, provided that such share of Network Common Stock was held as a capital asset at the Effective Time and will be long-term capital gain or loss if such share of Network Common Stock has been held for more than one year.

  No advance ruling will be requested or received from the Internal Review Service as to the federal income tax consequences of the Merger. It is a condition to the Merger that Cabletron and Network shall each have received an opinion of their respective counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Network shareholders should be aware that the tax opinions do not bind the Internal Revenue Service and the Internal Revenue Service is therefore not precluded from successfully asserting a contrary opinion. The tax opinions are subject to certain assumptions and qualifications, including but not limited to the truth and accuracy of certain representations made by Cabletron, Network, Cabletron Michigan, and certain Network shareholders, including representations in certain certificates to be delivered to counsel by the respective management of Cabletron, Network, Cabletron Michigan and certain Network shareholders.

EACH HOLDER OF SHARES OF NETWORK COMMON STOCK IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES.

ANTICIPATED ACCOUNTING TREATMENT

  The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the recorded historical basis of assets and liabilities of Cabletron and Network will be combined at such recorded amounts, subject to any adjustments required to conform the accounting policies of the two companies, net income of Cabletron will include net income of Cabletron and Network for the entire fiscal year in which the combination occurs and the reported net income or loss of the separate companies for prior periods will be combined and restated as net income of Cabletron. The Merger Agreement provides that a condition to the consummation of the Merger is the receipt by Cabletron and Network of a letter from each of KPMG Peat Marwick LLP, independent certified public accountants of Cabletron, and Arthur Andersen LLP, independent public accountants of Network, to the effect that the Merger qualifies for pooling of interests accounting treatment if consummated in accordance with the Merger Agreement.

ANTITRUST MATTERS; GOVERNMENTAL FILINGS

  Pursuant to the requirements of the HSR Act, Cabletron and Network each filed a Notification and Report Form for review under the HSR Act with the FTC and the Antitrust Division on May 31, 1996. The waiting periods under the HSR Act with respect to such filings are expected to be terminated on or before June 30, 1996. Even if the HSR Act waiting periods are terminated, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking divestiture of substantial assets of Cabletron or Network. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result. Cabletron and Network do not believe that any additional governmental filings in the United States are required with respect to the Merger, other than the filing of the Certificate of Merger required to be filed with the Department of Commerce of the State of Michigan in accordance with the MBCA.

CERTAIN FEDERAL SECURITIES LAW CONSEQUENCES; AFFILIATE LETTERS

  The Cabletron Common Stock to be issued in the Merger has been registered under the Securities Act, thereby allowing those shares to be traded without restriction, except for those shares held by shareholders of Network or Cabletron who are deemed to control or be under common control with Network or Cabletron, respectively ("Affiliates"). Affiliates of Network may not sell their shares of Cabletron Common Stock acquired in the Merger except pursuant to (i) an effective registration statement under the Securities Act covering such shares, (ii) the resale provisions of Rule 145 promulgated under the Securities Act or (iii) another applicable exemption from the registration requirements of the Securities Act. Affiliates of Cabletron may not sell any shares of Cabletron Common Stock except pursuant to an effective registration statement under the Securities Act covering such shares or an applicable exemption from the registration requirements of the Securities Act. In connection with the requirements of the Commission's accounting rules for pooling-of-interests, Network has agreed to cause each person who is identified as an Affiliate (as such term is defined for purposes of Rule 145 under the Securities Act) of Network to execute and deliver, prior to the closing of the Merger, an agreement that such persons will not offer to sell, sell or otherwise dispose of Cabletron Common Stock or Network Common Stock during the period beginning thirty days prior to the Effective Time and ending when financial results covering at least thirty days of the combined operations of Cabletron and Network after the Effective Time have been published. Thereafter, it is expected that Affiliates of Network and Cabletron will be able to sell shares of Cabletron Common Stock without registration subject to the volume, manner of sale and other applicable limitations of the Securities Act and the rules and regulations of the Commission thereunder.

STOCK EXCHANGE LISTING

  The shares of Cabletron Common Stock to be issued in the Merger will be authorized for listing and trading on the NYSE.

DIVIDENDS

  Network is not permitted under the terms of the Merger Agreement to declare, set aside or pay any dividend in cash, stock, property or otherwise in respect of its capital stock during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time.

NO APPRAISAL RIGHTS

  Under the MBCA, the holders of Network Common Stock are not entitled to any dissenters' right of appraisal with respect to the Merger because the shares of Cabletron Common Stock to be issued in the Merger will be listed on a national securities exchange.

                             THE MERGER AGREEMENT

  The description of the Merger Agreement set forth below does not purport to be complete and is qualified in its entirety be reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex A and incorporated herein by reference. Statements in this Proxy Statement/Prospectus with respect to the terms of the Merger are qualified in their entirety by reference to the Merger Agreement. Network shareholders are urged to read the full text of the Merger Agreement.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of the parties, including representations by Cabletron, Network and Cabletron Michigan as to their organization and capitalization, their authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the existence of certain liabilities and the absence of certain material undisclosed liabilities and changes in their businesses. Such representations and warranties will not survive consummation of the Merger.

CONDUCT OF CABLETRON'S AND NETWORK'S BUSINESS PRIOR TO THE MERGER

  Under the terms of the Merger Agreement, Network has agreed that, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, unless Cabletron otherwise agrees in writing, Network will conduct its business and will cause the businesses of its subsidiaries to be conducted only in, and Network and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice other than actions taken by Network or its subsidiaries in contemplation of the Merger; and Network will use all reasonable commercial efforts to preserve substantially intact the business organization of Network and its subsidiaries, to keep available the services of the present officers, employees and consultants of Network and its subsidiaries and to preserve the present relationships of Network and its subsidiaries with customers, suppliers and other persons with which Network or any of its subsidiaries has significant business relations.

  Network further agreed that neither it nor any of its subsidiaries will, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Cabletron: (a) amend or otherwise change the Articles of Incorporation or By-Laws of Network or any of its subsidiaries; (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest in Network, any of its subsidiaries or affiliates; (c) sell, pledge, dispose of or encumber any assets of Network or any of its subsidiaries (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) dispositions of obsolete or worthless assets, and
(iii) sales of immaterial assets not in excess of $150,000 in the aggregate);
(d) (i) declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock, except that a wholly-owned subsidiary of Network may declare and pay a dividend to Network, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, shares of Network Common Stock or any option, warrant or right, directly or indirectly, to acquire shares of Network Common Stock, or propose to do any of the foregoing; (e) (i) acquire any corporation, partnership or other business organization or division thereof, except as previously disclosed to Cabletron; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person or, except in the ordinary course of business consistent with past practice, make any loans or advances; (iii) enter into or amend any material contract or agreement calling for aggregate payments in excess of $100,000; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $150,000 for Network and its subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this section (e); (f) increase the compensation payable or to become payable to its officers or employees, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of Network or any of its subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law, provided Network may increase wages in the ordinary course of business consistent with Network's past practice; (g) take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable); (h) make any material tax election inconsistent with past practice or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations; (i) pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements contained in Network reports filed with the Commission prior to the date of the Merger Agreement or incurred in the ordinary course of business and consistent with past practice; or (j) take, or agree in writing or otherwise to take, any of the actions described in (a) through (i) above, or any action which would make any of the representations or warranties of Network contained in the Merger Agreement untrue or incorrect or prevent Network from performing or cause Network not to perform its covenants hereunder.

  Cabletron has agreed that, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, that, unless Network otherwise agrees in writing, Cabletron will conduct its business, and cause the businesses of its subsidiaries to be conducted, in the ordinary course, other than actions taken by Cabletron or its subsidiaries in contemplation of the Merger, and shall not directly or indirectly do, or propose to do, any of the following without the prior written consent of Network: (a) amend or otherwise change its Certificate of Incorporation or By-Laws; (b) declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock, except that a wholly owned subsidiary of Cabletron may declare and pay a dividend to Cabletron; or (c) take or agree in writing or otherwise to take any action which would make any of the representations or warranties of Cabletron contained in the Merger Agreement untrue or incorrect or prevent Cabletron from performing or cause Cabletron not to perform its covenants under the Agreement.

NO SOLICITATION

  The Merger Agreement provides, subject to certain exceptions, that Network cannot, directly or indirectly, through any officer, director, employee, representative or agent of Network or any of its subsidiaries, (i) solicit, initiate or encourage the initiation of any inquiries or proposals regarding any merger, sale of substantial assets, sale of shares of capital stock or similar transactions involving Network or any subsidiaries of Network other than the Merger (each, an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide any nonpublic information to any person relating to, any Acquisition Proposal or (iii) agree to, approve or recommend any Acquisition Proposal. Notwithstanding the foregoing, the Board of Directors of Network may furnish or provide such information or consider, negotiate, agree to, approve or recommend to the shareholders of Network an Acquisition Proposal not solicited in violation of the Merger Agreement if, in the opinion of the Board of Directors of Network, it is required in the discharge of its fiduciary duties under applicable law to furnish or provide such information or to consider, negotiate, agree to, approve or recommend such an Acquisition Proposal (after receiving advice from its independent legal counsel to such effect).

  Notwithstanding anything to the contrary in the Merger Agreement, Network may provide access and furnish information (but not encourage the request for such information) pursuant to a confidentiality agreement at least as restrictive as the one in effect between Network and Cabletron concerning its business, properties or assets to any person which has (i) requested such access and information in connection with an Acquisition Proposal, or (ii) stated in writing that it has a serious intention to make such an Acquisition Proposal, in any such case of (i) or (ii) if in the opinion of the Board of Directors of Network it is required in the discharge of its fiduciary duties under applicable law to provide such access or furnish such information. Network may not provide any nonpublic information to such person if it has not previously or simultaneously provided such information to Cabletron.

  Finally, nothing in the Merger Agreement shall prohibit Network from (i) taking and disclosing to Network's shareholders a position with respect to a tender offer by a third party pursuant to Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to Network's shareholders which, in the opinion of the Board of Directors of Network, after consultation with independent legal counsel to Network, may be required under applicable law.

CONDITIONS TO THE MERGER

  Each party's respective obligation to effect the Merger is subject to, among other things, the satisfaction prior to the Effective Time of the following conditions: (a) the approval of the Merger Agreement and the Merger by the requisite vote of the shareholders of Network; (b) the Commission having declared the Registration Statement on Form S-4, of which this Proxy Statement/Prospectus is a part, effective; (c) the waiting period applicable to the consummation of the Merger under the HSR Act having expired or been terminated; (d) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Merger, the absence of any pending proceeding brought by any administrative agency, seeking any of the foregoing be pending, and the absence of any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal; (e) the absence of any instituted, pending or threatened action or proceeding by any governmental authority or administrative agency or any judgment, decree or order of any governmental authority or administrative agency seeking to prohibit or limit Cabletron from exercising all material rights and privileges pertaining to its ownership of Network or the ownership or operation by Cabletron or any of its subsidiaries of all or a material portion of the business or assets of Cabletron or any of its subsidiaries, or seeking to compel Cabletron or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Cabletron or any of its subsidiaries (including Network and its subsidiaries), as a result of the Merger or the transactions contemplated by the Merger Agreement; and (f) the receipt by Cabletron and Network of written opinions of their respective counsel to the effect that, based upon certain representations and assumptions and subject to certain qualifications, the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code.

  The obligations of Cabletron and Cabletron Michigan to effect the Merger are also subject to the satisfaction at or prior to the Effective Time of each of the following conditions: (a) the accuracy, in all respects, of the representations and warranties of Network as of the Effective Time (except for (i) changes contemplated by the Merger Agreement, (ii) those representations and warranties which address matters only as of a particular date, and (iii) where the failure to be true and correct could not reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement)) and the receipt of a certificate to such effect signed by certain officers of Network; (b) the performance and compliance by Network in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by Network at or prior to the Effective Time, and the receipt of a certificate to such effect signed by certain officers of Network; (c) Network having obtained all necessary consents, waivers, approvals, authorizations or orders, and having made all required filings, for the due authorization, execution and delivery of the Merger Agreement and the consummation by Network of the transactions contemplated by the Merger Agreement, except where the failure to receive such consents, etc. could not reasonably be expected to have a Material Adverse Effect on Network or Cabletron; (d) the receipt by Cabletron of an opinion from each of KPMG Peat Marwick LLP and Arthur Andersen LLP, independent public accountants, to the effect that the Merger qualifies for pooling of interests accounting treatment if consummated in accordance with the Merger Agreement;
(e) the receipt by Cabletron of an "affiliate agreement" from each person who is identified as an affiliate of Network; (f) the termination of all existing registration rights of Network shareholders; and (g) that certain specified persons shall have entered into employment agreements with Cabletron on mutually acceptable terms, such agreements shall be in full force and effect as of the Effective Time and such persons shall be in the employ of Network immediately prior to the Effective Time.

  The obligation of Network to effect the Merger is also subject to the following conditions: (a) the accuracy, in all respects, of the representations and warranties of Cabletron and Cabletron Michigan as of the Effective Time (except for (i) changes contemplated by the Merger Agreement,
(ii) those representations and warranties which address matters only as of a particular date, and (iii) where the failure to be true and correct could not reasonably be expected to have a Material Adverse Effect) and the receipt of a certificate to such effect signed by certain officers of Cabletron; (b) the performance and compliance by Cabletron and Cabletron Michigan in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them at or prior to the Effective Time, and the receipt of a certificate to such effect signed by certain officers of Cabletron; (c) Cabletron and Cabletron Michigan having obtained all necessary consents, waivers, approvals, authorizations or orders, and having made all required filings, for the due authorization, execution and delivery of the Merger Agreement and the consummation by them of the transactions contemplated by the Merger Agreement, except where the failure to receive such consents, etc. could not reasonably be expected to have a Material Adverse Effect on Network or Cabletron; (d) the receipt of a copy of the opinions furnished to Cabletron from each of KPMG Peat Marwick LLP and Arthur Andersen LLP, independent public accountants, to the effect that the Merger qualifies for pooling of interests accounting treatment if consummated in accordance with the Merger Agreement; (e) that the fairness opinion prepared by the financial advisor to Network stating that from a financial point of view the Merger is fair to Network shareholders has not been withdrawn, amended or modified; and
(f) that the Cabletron shares to be issued in the Merger have been authorized for listing on the NYSE.

TERMINATION

  The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of Network: (a) by mutual written consent duly authorized by the Boards of Directors of Cabletron and Network; (b) by either Cabletron or Network if the Merger shall not have been consummated by September 30, 1996; (c) by either Cabletron or Network if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission has issued a nonappealable final order, decree or ruling having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (d) by Cabletron or Network, if the requisite vote of the shareholders of Network, have not been obtained by September 30, 1996; (e) by Cabletron or Network, if (i) the Board of Directors of Network withdraw, modify or change its approval or recommendation of the Merger Agreement or the Merger in a manner adverse to Cabletron, (ii) the Board of Directors of Network shall have recommended to the shareholders of Network an Alternative Transaction (defined below), or (iii) a tender offer or exchange offer for 25% or more of the outstanding shares of Network Common Stock is commenced (other than by Cabletron or an affiliate of Cabletron) and the Board of Directors of Network recommends that the shareholders of Network tender their shares in such tender or exchange offer; (f) by Cabletron or Network, respectively (i) if any representation or warranty of Network or Cabletron, respectively, set forth in the Merger Agreement was untrue when made, or (ii) upon a breach of any covenant or agreement on the part of Network or Cabletron, respectively, set forth in the Merger Agreement, (either of (i) or (ii) being a "Terminating Breach"), provided, that, if such Terminating Breach is curable prior to September 30, 1996 by Network or Cabletron, as the case may be, neither Cabletron nor Network, respectively, may terminate the Merger Agreement under this section; (g) by Cabletron, if any representation or warranty of Network becomes untrue as of the Effective Time such that the requisite condition to closing would not be satisfied, or by Network, if any representation or warranty of Cabletron becomes untrue as of the Effective Time such that the requisite condition to closing would not be satisfied, in either case other than by reason of a Terminating Breach; (h) by Cabletron, if any person other than Cabletron or its affiliates is or becomes the beneficial owner of 25% or more of the outstanding shares of Network; or (i) by Cabletron or Network, if Network enters into a definitive agreement relating to an Alternative Transaction.

  An "Alternative Transaction" is defined in the Merger Agreement to mean any of (i) a transaction pursuant to which any person other than Cabletron or its affiliates (a "Third Party") acquires or would acquire more than 25% of the outstanding shares of Network, (ii) a merger or other business combination involving Network pursuant to which any Third Party acquires more than 25% of the outstanding equity securities of Network or the entity surviving such merger or business combination, or (iii) any other transaction pursuant to which any Third Party acquires or would acquire control of assets of Network or any of its subsidiaries having a fair market value equal to more than 25% of the fair market value of all the assets of Network and its subsidiaries, taken as a whole, immediately prior to such transaction.

  In the event of the termination of the Merger Agreement, the Merger Agreement shall become void and there shall be no liability on the part of any party to the Merger Agreement or any of its affiliates, directors, officers or shareholders except (i) certain fees, including termination fee described below, and certain other obligations including specifically confidentiality obligations, and (ii) nothing in the Merger Agreement shall relieve any party from liability for any breach of the Merger Agreement.

TERMINATION FEE

  All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by it will generally be paid by the party incurring such expenses, whether or not the Merger is consummated, except that Network shall pay Cabletron a fee of $4,400,000 (the "Termination Fee") plus actual, documented and reasonable out-of-pocket expenses of Cabletron relating to the transactions contemplated by the Agreement (the "Cabletron Expenses") upon the occurrence of any one of the following events: (a) the termination of the Merger Agreement by Cabletron or Network as a result of the failure to receive the requisite vote for approval and adoption of the Merger Agreement by the shareholders of Network by September 30, 1996; provided, however, that Cabletron is entitled only to be paid the Cabletron Expenses if the Board of Directors of Network has not withdrawn, modified or changed its recommendation of the Merger in a manner adverse to Cabletron; (b) the termination of the Merger Agreement by Cabletron or Network because (i) the Board of Directors of Network has modified its recommendation of the Merger in a manner adverse to Cabletron, (ii) the Board of Directors of Network has recommended to the shareholders of Network an Alternative Transaction, or (iii) a tender offer for 25% or more of the Network Common Stock is commenced and the Board of Directors of Network recommends that the shareholders of Network tender their shares; (c) the termination of the Merger Agreement by Cabletron on account of a Terminating Breach by Network; (d) the termination of the Merger Agreement by Cabletron because a person other than Cabletron or its affiliates became the beneficial owner of 25% or more of the outstanding shares of Network provided, however, that Cabletron shall not be entitled to the Termination Fee or the Cabletron Expenses in this situation unless Network opted out of chapter 7A, Sections 775 through 784 of the MBCA, or chapter 7B, Sections 790 through 799 of the MBCA; or (e) the termination of the Merger Agreement by Cabletron or Network because Network entered into a definitive agreement relating to an Alternative Transaction.

INDEMNIFICATION AND INSURANCE

  Pursuant to the Merger Agreement, Network shall, to the fullest extent permitted under applicable law or under Network's Articles of Incorporation, By-laws or any applicable indemnification agreements and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and, after the Effective Time, Cabletron shall, and shall cause Network as its wholly-owned subsidiary after the Merger (the "Surviving Corporation"), to the fullest extent permitted under applicable law, to indemnify, defend and hold harmless, each present and former director, officer or employee of Network or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit proceeding or investigation, whether civil, criminal, administrative or investigative, (i) arising out of or pertaining to the transactions contemplated by the Merger Agreement or (ii) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time. Any determination required to made with respect to whether an Indemnified Party's conduct complied with the standards set forth under Michigan law, Network's Articles of Incorporation, By-laws or indemnification agreements, as the case may be, shall be made by independent counsel mutually acceptable to Cabletron and the Indemnified Party.

  For a period of not less than three years after the Effective Time, Cabletron shall, or shall cause the Surviving Corporation to, maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Network's directors' and officers' liability insurance policy on terms substantially comparable to those now applicable to directors and officers of Network; provided, however, that in no event shall Cabletron or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by Network for such coverage; and provided further, that if the premium for such coverage exceeds such amount, Cabletron or the Surviving Corporation shall purchase a policy with the greatest coverage available for such 200% of the annual premium.

                             NETWORK EXPRESS, INC.

BUSINESS

 Introduction

  Network develops, manufactures, markets, and supports a wide range of distributed network access products that enable its customers to communicate quickly, reliably and economically from geographically dispersed locations using wide area networking services including ISDN, analog, Frame Relay, X.25 and dedicated circuits. Network's products are referred to as "bandwidth-on-demand" products because they permit the establishment of high-speed connections whose bandwidth, duration and destination can be adjusted to suit user application needs. Network's product suite provides end-to-end network access capabilities and can be classified as (i) central site products, (ii) branch office products, (iii) remote site products and (iv) leased line backup products.

  Network historically has offered two core central site products, which together are known as the NE Series: (a) the NE ISDN InterHub, which uses Network's proprietary software to connect a specific LAN over ISDN to multiple individual or networked personal computers, and (b) the NE ISDN Router, which uses Network's proprietary software to connect different LANs through the ISDN dial-up network. The NE Series is designed in a modular fashion to provide flexibility and to simplify technical support and maintenance. The NE Series is available with several software options, including NE Secure, which provides for encrypted communications links across wide area networks. In March 1996, Network introduced the NE Digital Modem, an option for Network's central site products providing analog modem dial-in support in addition to ISDN support, both using central site ISDN BRI or PRI lines; and NE Fusion, a board-level solution which provides ISDN connectivity for Novell, Inc.'s Netware(R).

  The NE Link-1000, introduced in March 1995, is a self-contained system designed to provide remote network access for a branch office or small central site. In March 1996, as a result of Network's strategy to provide a complete end-to-end remote access solution, Network announced the introduction of the NE Nomad, designed to meet the needs of the small office or home office ("SOHO") user for high speed ISDN connectivity to centralized networks such as corporate LANs or the Internet.

  Network's Fivemere products provide backup and disaster recovery facilities for leased line circuits using ISDN. Fivemere's products are used for mission-critical applications where even a minute of down time is unacceptable.

 Background

  Network was incorporated under the laws of the state of Michigan on March 9, 1990. Its principal executive offices are located at 305 East Eisenhower Parkway, Ann Arbor, Michigan 48108.

  In May 1994, Network established a wholly-owned subsidiary in Japan, Network Express K.K., and opened a small office in Tokyo that it uses for technical support, local communications and coordination. Network has opened regional sales offices in San Ramon, California (June 1994), New York, New York (January 1995), and Washington, D.C. (June 1995). In October 1995, Network established a wholly owned subsidiary in Germany, Network Express GmbH, to support Network's efforts to expand its European sales and marketing presence. On November 17, 1995, Network acquired Fivemere Limited, a provider of ISDN-based digital circuit backup products located in Aldershot, England. In connection with the acquisition, the operations of Network Express Europe Ltd., Network's wholly-owned subsidiary, were merged into Fivemere effective January 1, 1996.

 Recent Developments

  On July 1, 1996, Network entered into a transfer agreement with International Business Machines Corporation ("IBM"), pursuant to which Network has acquired certain assets pertaining to IBM's Waverunner product line, including the "Waverunner" name (with all rights in and to any trademarks and applications therefor), inventory and specified rights to use technology. The Waverunner product line consists of three products: (i) the IBM 7845 network terminator (NT1), which provides an interface between a telephone line and ISDN; (ii) the Waverunner credit card, which plugs into notebook personal computers and which provides an interface between a telephone line and ISDN and also acts as a modem; and (iii) the Waverunner ISA Board, which plugs into desktop personal computers and which provides an interface between a telephone line and ISDN. Under the terms of the transfer agreement, the purchase price is $7.0 million, with $1.5 million in cash paid on July 1, 1996 and, assuming the closing of the Merger, with the remainder of the purchase price of $5.5 million in cash due on August 2, 1996. In the event that the Merger does not close, the remainder of the purchase price is due in two installments (which are unsecured), with the first installment of $1.5 million (plus interest on $5.5 million at an annual rate of 8 1/2%) due on December 27, 1996 and with the second installment of $4.0 million (plus interest thereon at an annual rate of 8 1/2%) due on June 30, 1997.

 Risk Factors

  Cabletron and Network have entered into the Merger Agreement with the expectation that the Merger will result in certain beneficial synergies. See "The Merger--Network's Reasons for the Merger" and "--Cabletron's Reasons for the Merger." Network's management has begun to take certain actions which are intended to permit Cabletron and Network to more swiftly achieve the intended synergies. These actions include suspending Network's search for a new Vice President of Sales, which it had begun in February 1996, increasing research and development staffing levels, and redirecting certain research and development efforts. In general, Network's efforts to prepare for integrating its operations with Cabletron's following consummation of the Merger have also focused the attention of Network's management away from the normal day-to-day business of Network. In addition, under certain circumstances upon termination of the Merger Agreement, Network will be required to pay Cabletron a termination fee of $4.4 million, plus certain expenses. In the event that the Merger is not consummated, Network's results of operations, financial condition, business and prospects may be materially and adversely affected as a result of Network's efforts to prepare to integrate its operations with those of Cabletron or its requirement to pay Cabletron a termination fee and expenses.

  Also, as a result of Network's recent acquisition of certain of the assets of the IBM Waverunner product line, in the event the Merger is not consummated, Network will need to devote significant sales and marketing resources in order to realize the potential of the acquisition and Network will be required to payoff or otherwise refinance the $5.5 million principal amount due in installments of $1.5 million (plus, applicable interest) on December 27, 1996 and of $4.0 million (plus, applicable interest) on June 30, 1997. See "Network Express, Inc.--Business--Recent Developments".

  In addition, Network's business, without giving effect to the Merger, is subject to significant risks, including, but not necessarily limited to, the factors set forth below.

  Dependence on Single Customer. In 1995, 1994 and 1993, sales to Soliton Systems, K.K. ("Soliton"), the exclusive distributor of Network's products in Japan, accounted for approximately 82%, 88% and 79%, respectively, of Network's net sales (and approximately 12% of net sales in the first quarter of 1996). A majority of such net sales were attributable to NE ISDN Router products. Under Network's agreement with Soliton (the "Soliton Agreement"), Soliton alone may distribute Network's products in Japan; however, Soliton may sell products of other companies, including those of Network's competitors. Soliton currently sells competitive products of Cisco Systems, Inc., Seiko Instruments, Inc., 3Com Corporation and Shiva Corporation. Further, the Soliton Agreement expires in April 1997 and there can be no assurance that it will be renewed, or, if renewed, that its terms will be as favorable to Network as those under the existing agreement. Any de-emphasis of Network's products by Soliton, termination of the Soliton Agreement, modifications to terms less favorable to Network, or any operational or financial failure of Soliton, could have a material adverse affect on the business, results of operations and financial condition of Network. Soliton, itself, is the manufacturer of certain competing products directed at workstation ISDN access.

  Network believes Soliton is highly dependent on a limited number of customers, including Nippon Telephone & Telegraph ("NTT") which Network believes accounted for over 50% of Soliton's revenue in 1995. Any delays, changes in purchasing patterns, termination of programs or competition could have a material adverse affect on Soliton and, in turn, Network. There can be no assurance that Soliton or its customers will continue to place orders with Network. In addition, the sales cycles of Network's products are relatively long and often dependent upon factors such as the size and timing of Soliton's customers' projects. Network's planned product shipments for a single customer project can be a significant portion of a quarter's revenue, and delays in the timing of, or Network's ability to meet, delivery requirements could have a material adverse affect on Network's results of operations. In addition, decisions by customers to build inventory and sell from inventory could lead to reductions in demand, which could have a material adverse affect on Network's business, financial condition and results of operations.

  Fluctuations in Quarterly Operating Results. Network expects that its quarterly operating results will fluctuate in the future as the result of several factors, including Network's ability to develop, introduce and ship new products, its mix of products sold, the mix of distribution channels employed, the success of its United States and European sales and marketing initiatives, the timing of new product announcements and introductions by Network, its major customers and its competitors, market acceptance of new or enhanced versions of Network's products, changes in the level of operating expenses, competitive pricing pressures, the gain or loss of significant customers, increased research and development expenses associated with new product introductions and general economic conditions. Network's dependence on a single customer and its purchasing patterns in Japan also contributes to fluctuations in sales and unpredictability of future orders, and is expected to continue to do so in the future. In addition, Network typically operates with little backlog and quarterly sales and operating results generally depend on the volume and timing of and ability to fulfill orders received within the quarter. All of the foregoing factors are difficult for Network to forecast, and these and other factors can materially and adversely affect Network's business and operating results for one quarter or for a series of quarters. Network receives a limited number of large purchase orders from its major customer, which in turn, is reliant on purchase orders from its major customers. A significant portion of Network's expense levels is relatively fixed in advance based in large part on Network's forecasts of future sales. If sales are below expectations in any given quarter, the adverse impact of the shortfall on Network's operating results may be magnified by Network's inability to adjust spending to compensate for the shortfall. Network may also reduce prices or increase spending in response to competition or to pursue new market opportunities. Consequently, there can be no assurance that Network will be able to operate profitably, particularly on a quarter to quarter basis.

  Limited History of Operations and Profitability. Network was incorporated in March 1990 and began shipping products in June 1991. As of December 31, 1995, Network had an accumulated deficit of $11,384,539. Network has experienced higher levels of revenue on an annual basis; however, there can be no assurance that revenue growth will continue. In fact, the fourth quarter of 1995 and the first quarter of 1996 each represented a decrease in revenue and operating income due to several of the factors discussed herein.

  Technological Change, New Products and Market Acceptance. The data communications industry is characterized by rapid and significant technological change, the frequent introduction of new products and services using new technologies and short product life cycles. The introduction of products embodying new technologies, the emergence of new industry standards or changes in communications services offered may adversely affect Network's ability to sell its products. In addition, customer requirements for products, product support and services are complex and constantly changing. Network's ability to anticipate and respond to changes in technology, industry standards and customer needs and to develop and introduce new (or enhance existing) products on a timely and cost-effective basis will be a significant factor in its competitive position and growth prospects. The introduction of new and enhanced products also requires that Network manage transitions from older products in order to minimize disruptions in customer orders, avoid excess inventory of old products and ensure that adequate supplies of new product can be delivered to meet customer orders. There can be no assurance that Network will be successful in developing, introducing or managing the transition to new or enhanced products or that any such products will be responsive to technological changes or will gain market acceptance in Japan or elsewhere. Network's business and operating results would be materially and adversely affected if Network were to be unsuccessful, or to incur significant delays, in developing and introducing such new products or enhancements.

  In the past, Network has experienced delays in product release and introduction, and there can be no assurance that such delays will not occur in the future. Network budgets amounts to expend for research and development based on planned product introductions and enhancements; however, due to rapidly changing technologies, evolving industry standards, competitive product introductions and shorter product life cycles, actual expenditures may significantly differ from budgeted expenditures. In this regard, in 1995, 1994 and 1993, research and development expense was approximately 23%, 20% and 31%, respectively, of Network's net sales. There can be no assurance as to Network's ability to bring sufficient funds and talent to bear to meet the challenges related to rapid technological change.

  Additionally, if technologies or standards supported by the services of telephone companies using Network's products, or the products themselves, become obsolete or fail to gain widespread commercial acceptance, Network's business may be adversely affected. Moreover, complex products such as those offered by Network may contain undetected or unresolved software errors when they are first introduced or as new versions are released. There can be no assurance that, despite extensive testing by Network, software errors will not be found in new products or upgrades after commencement of commercial shipments, resulting in delay or loss of market acceptance. Future delays in the introduction or shipment of new or enhanced products, the inability of such products to gain market acceptance or problems associated with new product transitions could adversely affect Network's operating results.

  Reliance on ISDN. Network has developed its products principally for use in connection with the ISDN dial-up service. Accordingly, the acceptance of Network's products is tied to availability of low-priced ISDN and other digital services offered by the telephone companies. Should telephone companies in Network's current or prospective markets decide, for any reason, including higher governmental pricing requirements, not to pursue or continue the deployment and low pricing of ISDN, the adverse impact on the operations of Network would be marked. In addition, remote access can be provided by methods other than ISDN, such as dedicated private networks, analog networks, cable networks, frame relay and ATM. Moreover, the cost of dedicated leased lines in the United States is low and competitive with that of dial-up services, and this could inhibit the demand for such services and hence for Network's products. No assurance can be given that ISDN will be the prevailing dial-up remote access service in Network's current or prospective markets or any other region.

  Competition. The ISDN data communications equipment market is highly competitive and complex, and it is expected to become even more competitive through the entry of new firms into the market, and through the expansion of the product lines of companies currently on the periphery of Network's market sector. Network believes that it competes primarily on the basis of its technology, product features, quality, functionality and customer service and support. Accordingly, breadth of product line and price competition are expected to be increasingly important and may particularly inhibit Network's success in the non-Japanese market. In addition, a number of larger competitors have established customer bases and broad distribution channels, both direct and indirect. As a result, competition has been increasing and is likely to continue to increase. The industry is also experiencing consolidation and this fact, too, has complicated the competitive environment.

  Current and potential competitors include several large, well financed companies with substantial research and development and marketing resources that could be utilized to develop and release products competing directly with those of Network. The digital switched service segment of the internetworking industry is in its early stages of development and Network expects additional competition from existing competitors and from a number of companies that may enter Network's existing or future markets. In addition, the delivery of remote access can be provided by methods other than ISDN, such as dedicated private networks, analog networks, cable networks, frame relay and ATM, all of which operate to heighten the competitive nature of the data communications industry. The additional competition could have a material adverse affect on Network's business, results of operations and financial condition.

  Need to Expand Product Offering. Network believes that in order to be successful in establishing significant United States sales, it must offer potential customers a complete end-to-end solution to their distributed network access needs. A majority of Network's net sales are attributable to NE ISDN Router products. Because of differences in LAN configurations between the United States and Japan, and market preference for interoperable products in the United States, Network believes that sales in the United States, should such market develop, will be largely dependent upon NE ISDN InterHub products and other recently announced products. Such products have not to date accounted for a significant percentage of sales in Japan or elsewhere.

  Network believes that its product offerings must be increased to offer solutions for the large end-user segment of the market which includes scaling up product connectivity and functionality and scaling down to accommodate single user remote sites, such as those found in organizations where telecommuting is important. In addition, Network is exploring the possibility of selling products manufactured by others, on a private label basis or otherwise, which could require Network to carry inventory of such products and expose Network to added risks related thereto. There can be no assurance that Network's scale-up/scale-down plans will be successful, or that the costs of efforts currently underway or planned will be accomplished at reasonable cost. The failure to successfully implement this strategy could have a material adverse affect on Network's ability to develop meaningful United States sales and could adversely affect Network's business, operations and financial condition.

  Network's U.S. sales and marketing initiative fell short of its goals in 1995, due in part to the fact that Network's product offerings did not provide a complete end-to-end solution for remote-user access. In March 1996, Network introduced several new products that it believes will enable it to market and sell a complete internetworking solution including: NE Fusion, an ISDN access product directly integrated into the Novell NetWare environment; NE Digital Modem, an option for Network's central site products providing analog modem dial-in support in addition to ISDN support; and NE Nomad, a remote access device for the home or small office. There can be no assurance, however, that the introduction of these new products will result in improved sales in the United States or elsewhere, or that the products generally will meet the needs of the marketplace or achieve market acceptance.

  Management of Growth. Network has faced growth and expansion which has placed, and will continue to place, a significant strain on its administrative, operational and financial resources and increased demands on its systems and controls, especially as Network attempts to expand its customer base and becomes less reliant on Soliton, its single customer in Japan. To manage growth effectively, Network will need to hire, train, motivate and manage its employees. Significant costs were incurred, for example, in Network's U.S. sales and marketing initiative in 1995, while revenue fell short of target. Absent the pending Merger, Network will need to restructure this initiative for the remainder of 1996 in hopes of improved results; however, there can be no assurance that this continued commitment of resources will result in increased sales in the United States or that the attendant increase in expenses related thereto will not significantly adversely affect Network's results of operations. Moreover, Network's ability to manage its growth will also require Network to continue to expand and improve its operational, management and financial systems and controls. If Network's management is unable to manage growth effectively, Network's business, results of operations and financial condition will be materially and adversely affected.

  Product Assembly; Dependence on Contract Manufacturers and Single-Source Suppliers. Network's products utilize components supplied by third party vendors and are assembled primarily in the United States except for the new NE Digital Modem product which is supplied by a third party vendor located in Germany. In the United States, the platforms and other components are provided to local sub-assemblers, and completed printed circuit board assemblies are delivered to Network's facilities in Ann Arbor, Michigan for functional testing, system integration to conform to customer requirements, burn-in, final testing and shipment to customers. Although Network generally uses standard parts and components for its products, certain components are presently available only from a single source or from limited sources. Other components are purchased from a variety of sources. There can be no assurance that these independent contractors and suppliers will be able to meet Network's future requirements for these components. Network generally purchases these components pursuant to purchase orders and has no guaranteed supply arrangements with these suppliers. In addition, the availability of many of these components to Network is dependent in part on Network's ability to provide its suppliers with accurate forecasts of its future requirements. Network has generally been able to obtain adequate supplies of components in a timely manner and endeavors to maintain inventory levels adequate to guard against interruptions in supplies. Network believes that alternate vendors can be identified if current vendors are unable to fulfill Network's requirements. Delays or failure to identify alternate suppliers if required, however, or a reduction or interruption of supply or a significant increase in the price of components could adversely affect Network's operating results. From time to time, Network has experienced slow deliveries of printed circuit boards necessary to assemble its products. To date, such delays have not adversely affected Network's ability to timely deliver its products; however, as Network's business grows, the chances of such effects increase. The reliance on contract manufacturers also reduces Network's flexibility and responsiveness to change. For example, contract manufacturers are not as quick as internal manufacturing organizations to react to new products or changes in product designs or product quantities. This loss of flexibility can result in shipment delays, which could have a material adverse affect on Network's business and operating results.

  Network relies on sole suppliers for certain critical components of its products. The NE 2000-II, NE 4000, NE 5000 and NE 7000 platforms are designed around a specific computer platform available only from a single manufacturer. As a result of product transitions by the platform vendor, including announcement that it will discontinue manufacture of the platform currently used for the NE 2000-II, Network has found it necessary to purchase and inventory computer platforms for resale to customers and for the on-going long-term support of certain Japanese customers. Due to long lead times, the ISDN circuit boards are purchased pursuant to purchase orders, the quantities under which are determined based on forecasted sales. The NE Digital Modem product uses a circuit board purchased from a third party vendor that will require Network to purchase such boards for inventory.

  The situations described above create the possibility that Network may end up with excess inventory if Network is unable to sell the platforms or circuit boards. If purchases of computer platforms or other components exceed demand, Network may be forced to sell its products at reduced prices or incur expenses for disposing of excess inventory, which may materially and adversely affect Network's results of operations.

  International Operations; Historical Reliance on Sales in
Japan. International sales accounted for approximately 88%, 88% and 79% of Network's net sales in 1995, 1994 and 1993, respectively (and approximately 89% of net sales in the first quarter of 1996). Substantially all of these net sales were in Japan except for the first quarter of 1996 which resulted primarily from sales of Fivemere products in Europe. Network expects this sales concentration to continue; however, sales of Fivemere products in the United Kingdom and continental Europe should moderate the percentage of international sales attributable to Japan. Although Network's near-term business strategy involves a commitment to developing the market in the United States, the long-term business strategy involves not only a continued focus on the market in Japan, but also a concerted effort in developing the markets in Europe (a step toward which Network completed with the November 1995 acquisition of Fivemere) and in Asia. International business, like that conducted by Network, subjects its participants to added burdens and risks. These burdens and risks include currency fluctuations, greater uncertainty in political and economic conditions, unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, potentially adverse tax consequences and added complexity in complying with legal requirements. By way of example with regard to regulatory issues, each non-United States and non-Canadian telephone company requires certification of, and imposes unique rules with respect to, any products to be attached to that company's equipment. Although Network has been successful in securing certification for all of its products in Japan, the United States and Canada, and for its NE Link-1000 and Primary Rate circuit board in Europe, there can be no assurance that Network will be similarly successful in other countries or for new products. These varied requirements increase product-development costs, and, in any particular country, invite competition.

  Manufacturing and Sales Rights in Japan. Network is a party to an agreement (the "License Agreement"), dated April 1, 1992, with Soliton and Fujikura Ltd., a Tokyo, Japan-based firm that is a manufacturer of communication products ("Fujikura") pursuant to which Network has granted Fujikura a non-exclusive license in Japan to manufacture, sell and distribute, and use and incorporate software in, Network's products. Fujikura is not currently manufacturing any of Network's products and is not expected to in the future. However, effective April 1, 1994, the License Agreement provides Fujikura with the right to manufacture, market and sell Network's products under Fujikura's brand name in Japan, subject to (a) the continued use of Network's distribution network, being Soliton, (b) the purchase of Network's software through Soliton (with Network realizing a discounted price from Soliton on such software sales to Fujikura) and (c) the payment to Network of a royalty equal to 5% of the aggregate net selling price from such sales of hardware. To date, Fujikura has not exercised this right. If exercised by Fujikura, some Japanese sales of hardware that would otherwise have been made by Soliton might be made by Fujikura, resulting in a loss of revenue and an attendant reduction in gross margin for Network. There can be no assurance that Fujikura will not exercise its right under the License Agreement to manufacture, market and sell Network's products under Fujikura's brand name in Japan. In addition, the License Agreement remains in effect through April 1, 1997, after which Fujikura retains the right to use certain hardware and software technical information in the manufacture and sale of Network's products without the payment of further compensation to Network. The Soliton Agreement provides that, in the event of a conflict between the Soliton Agreement and the License Agreement, the terms of the License Agreement would prevail.

  Exposure to Currency Exchange Risk. Network is to a large extent insulated against fluctuations in exchange rates between Japan and the United States, since all transactions with Network's exclusive Japanese distributor, Soliton, are U.S. dollar denominated. However, this arrangement might not continue indefinitely, and no assurance can be given that this arrangement can be negotiated in other countries in which Network may carry on business. Fivemere's operations are conducted principally in the United Kingdom. As a result of the acquisition of Fivemere, it is expected that a significant portion of Network's consolidated revenue and expenses in the future will be transacted in British pounds. Additionally, Network has a supply contract with a German firm to acquire certain product with payment due in German marks. Fluctuations in the value of the U.S. dollar relative to the Japanese yen, the British pound and the German mark (or the currencies of other countries in which Network does, or may carry on, business) could result in lower revenues and earnings. If, for any reason, exchange or price controls or other restrictions on foreign currencies are imposed, Network's business and operating results could be materially and adversely affected.

  Tariff and Regulatory Matters. Network's products must meet standards and receive certification for connection to the public telecommunications network prior to their sale, some of which are evolving as new technologies, such as frame relay and ATM, are deployed in the market. In the United States and Canada, Network's products must comply with standards established by the telecommunications carriers, while in other countries, Network's products are subject to a wide variety of governmental review and certification requirements. At the present time, Network has received the requisite certifications in Japan, and has satisfied the standards set by the various United States and Canadian telecommunications carriers with which it does business. Any future inability to obtain on a timely basis or retain domestic certification or foreign country regulatory approvals could have a material adverse affect on Network's business and results of operations.

  Government regulatory policies are expected to continue to have a major impact on the pricing of existing as well as new public network services and, therefore, are expected to affect demand for such services and the telecommunications products that support such services. Rates for telecommunications services are governed by tariffs of licensed carriers that are subject to regulatory approval. Future changes in these tariffs could have a material effect on Network's business. For example, if tariffs for public switched digital services increase in the future relative to tariffs for private leased services, the cost-effectiveness of Network's products would be reduced, and its business and results of operations could be adversely affected. In addition, tariff policies are under continuous review and are subject to change. User uncertainty regarding future policies may also effect demand for telecommunications products, including Network's products.

  Limited Sales and Distribution in the United States and Europe. Network's United States distribution arrangements have to date been relatively limited and largely reliant on the sale of products to, and through, telephone companies. There can be no assurance that Network's efforts to increase United States sales will be successful or that increased costs expected in 1996 as a result of this initiative will not adversely affect Network's results of operations if revenues in the United States are not sufficient to meet the additional costs as was the case in 1995. In Europe, Network opened an office in Germany to support its efforts to expand its European sales and marketing presence. In the first quarter of 1996, Network entered into non-exclusive distributor agreements with Raab Karcher Elektronik GmbH and to resell, support and service Network's products in Germany, Austria, Switzerland, Belgium and the Netherlands and with Linne Data Delecta to distribute Network's products in Scandinavia. The foreign distribution arrangements so-far established by Network are not guaranteed to continue or expand, and Network's success will depend upon its ability to identify suitable distributors in other markets, to negotiate satisfactory arrangements with them, and to maintain those arrangements.

  Dependence on Key Personnel. The success of Network has been largely dependent on the skills, experience and efforts of its President and Chief Executive Officer, Richard P. Eidswick, and its Executive Vice President and Chief Technical Officer, David L. Hartmann. The loss of the services of Mr. Eidswick, Mr. Hartmann or other members of Network's senior management could adversely affect Network's business and prospects. Network maintains life insurance policies on Messrs. Eidswick and Hartmann in the amount of $1 million each. Network believes that its future success will also depend on its ability to attract and retain highly skilled personnel in all areas of its business, and any inability to do so could have a material and adverse affect on Network. Competition for such personnel is intense, and there can be no assurance that Network will be successful in attracting and retaining such personnel.

  Limited Protection of Proprietary Technology; Risk of Third Party Claims of Infringement. Network's success and ability to compete is dependent in part upon its proprietary technology. Network has a United States patent covering the inverse multiplexing technology used in its products, but otherwise relies upon a combination of trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in its products. Network has applied for international patents on the central inverse multiplexing technology used in its products. No assurance is given that these patents will be granted or that Network's technology does not infringe upon the patents or other intellectual property of others. Network generally enters into confidentiality or license agreements with its employees, distributors, customers and potential customers and limits access to the distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by Network in this regard will be adequate to prevent misappropriation of its technology or that Network's competitors will not independently develop technologies that are substantially equivalent or superior to Network's technology. In addition, the laws of some foreign countries do not protect Network's proprietary rights to the same extent as do the laws of the United States. Network is also subject to the risk of adverse claims and litigation alleging infringement of other parties' proprietary rights. Third parties may assert infringement claims in the future with respect to Network's current or future products which may require Network to enter into license agreements or result in protracted and costly litigation, regardless of the merits of such claims. No assurances can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. See "Network Express, Inc.--Business--Risk Factors--Intellectual Property."

  Volatility of Stock Price. The trading price of the Network Common Stock has been and could be subject to wide fluctuations in response to quarterly variations in Network's operating results, shortfalls in such operating results from levels forecast by securities analysts, announcements of technological innovations or new products by Network or its competitors and other events or factors. In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations that have particularly affected the market prices for high technology companies and that have often been unrelated to the operating performance of such companies. Broad market fluctuations of this type may adversely affect the future market price of the Network Common Stock.

  Possible Issuance of Preferred Stock; Anti-Takeover Provisions. Network is authorized to issue up to 100,000 shares of preferred stock. Preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Network Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. No preferred stock is currently outstanding, and Network has no present plan for the issuance thereof. The issuance of any preferred stock could affect the rights of the holders of Network Common Stock, thereby reducing the value of the Network Common Stock and making it less likely that holders of Network Common Stock would receive a premium upon any future sale of Network Common Stock. The MBCA also contains provisions which will impede a change of control of Network not approved by the Network Board of Directors.

 Products

  Network's products divide high-speed LAN data streams into smaller, lower speed streams. Such smaller streams may be transmitted via multiple low-speed telephone connections. In this way, the technology employed by Network creates high-speed circuits out of multiple lower-speed circuits and thereby meets the needs of the market for applications requiring high bandwidth in dial-up form. Accordingly, the customer pays for only the telephone services used instead of a full-time dedicated line. Network released its first commercial product in Japan in early 1992, and followed it with a staged release in the United States later that year.

  Network's systems, consisting of both hardware and software, are known collectively by the trade name "NE Series." The NE Series consists of two core product lines, the "NE ISDN Router," which connects different LANs through the dial-up telephone network, and the "NE ISDN InterHub," which connects a specific LAN over ISDN to multiple individual or networked personal computers. While the hardware element, which consists of communications platforms and network interface electronics in the form of plug-in cards for LANs and WANs, is common to both product lines, each has different software. The NE ISDN Router is designed to work only with other NE ISDN Routers, while the NE ISDN InterHub is designed to work with bridges, routers and adapters produced by other manufacturers. The products are built around multiple microprocessors purchased by Network from third parties such as Intel Corporation. The NE Series is configurable by way of network interface hardware. Most product configurations support one proprietary LAN and a set of proprietary WAN plug-in cards. The software is designed in a modular fashion to ensure portability and to simplify technical support and maintenance.

  Network's technology is embodied in an architecture designed to address the special needs of dial-up ISDN internetworking, which requires that data streams be assigned on a call-by-call basis, while at the same time handling new calls and connections efficiently. The software that performs this is called the Universal Access Architecture ("UAA") and is proprietary to Network. Another special need of dial-up internetworking is the ability to aggregate lower speed calls into high speed pipes or connections. This speed aggregation function is called inverse multiplexing, and is also handled efficiently by Network's UAA. In addition to meeting these special needs, Network's technology operates in existing data networks, and for this purpose supports a large number of standard network interfaces.

  NE ISDN Router. The NE ISDN Router is used for bridging and routing between LANs. It is scalable and can be configured to work with a wide range of network topologies and applications, allowing the user to set different parameters for determining how and when data will be transferred. The software has been designed to sense when the users need to transfer data and automatically sets up and breaks down telephone calls accordingly. The NE ISDN Router routes TCP/IP, the most commonly used network protocol, and is a bridge for all other protocols.

  The NE ISDN Router utilizes Network's proprietary software, which automatically establishes an ISDN connection, triggered by various events such as special packet types, congestion or failure of a dedicated line, failure of a frame relay connection or congestion of an existing dial-up connection. Disconnecting dial-up connections is triggered by idle conditions, reduced traffic flow, or re-establishment of dedicated or frame relay connections. The system's routing and bridging tables establish which sites (and associated phone numbers) will be dialed up. Accordingly, as bandwidth is released from any given location, it can be used for other locations on a channel-by-channel basis. The NE ISDN Router is designed to adjust bandwidth transparently and seamlessly without resets or resynchronization, even if some of the channels are effected by delays due to satellite transmission. If a channel or line fails, the system is designed to allocate an alternate channel or port without interruption to the existing connections.

  NE ISDN InterHub. The NE ISDN InterHub is designed to work with bridges, routers and adapters produced by Network and other manufacturers, as well as the NE ISDN Router. Released in early 1993, it supports major ISDN access devices, including products by Cisco, Gandalf, IBM, Silicon Graphics, Sun Microsystems, 3Com and other producers of industry-compatible ISDN devices.

  The NE ISDN InterHub is intended to provide a cost-effective solution at the central site to the problem of increasing the number of small remote locations having a direct link using ISDN and other dial-up services. It allows the central site to manage multiple incoming calls in a hunt group using multiple ISDN lines on a single high performance host.

                    PRODUCT APPLICATIONS AND SPECIFICATIONS

  Network offers the NE ISDN Router and the NE ISDN InterHub in several platforms which can be configured to meet the customer's requirements, as set forth below.

                                    NE ISDN INTERHUB          NE ISDN ROUTER
                                ------------------------- ----------------------
                                   PRODUCT                 PRODUCT
        PLATFORM          SLOTS     NAME      CONNECTIONS    NAME    CONNECTIONS
        --------          ----- ------------- ----------- ---------- -----------
NE 7000..................   16  InterHub IVx2      96            --      --
NE 5000..................    8  InterHub IV        48     Router IV       32
NE 4000..................    6  InterHub III       36     Router III      32
NE 2000-II...............    3  InterHub II      2-16     Router II     2-16

  The NE 2000-II and NE 4000 platforms are small enough in size to be suitable for an office environment or to fit into a communications rack. The NE 5000 and the NE 7000 are each a chassis designed for mounting in an industry standard 19 inch equipment rack and may be stacked to accommodate hundreds of connections to meet the needs of large users.

  NE Link-1000. Network introduced the NE Link-1000 in March 1995 as an internetworking product designed for the branch office or small central site location. It interoperates with a wide range of ISDN remote access products and Switched 56 LAN access devices, including terminal adapters, workstations, bridges and routers. The benefits of the NE Link-1000 include performance (compression capability, inverse multiplexing and management of WAN connections and heavy background LAN traffic), reliability (use of protocols to ensure integrity of software), manageability, security, flexibility (particularly, interoperability with a wide variety of ISDN and Switched 56 LAN access devices) and economy. Several applications of the NE Link-1000 include telecommuting, Internet access, remote office connectivity, multimedia and remote X/terminals. The NE Link-1000 utilizes a different platform than Network's larger products, and is the first product offered by Network that is designed solely as a telecommunications device. Although more compact, and capable of fewer connections, due to the sharing of Network's software technology, the NE Link-1000 shares many of the features of Network's larger platforms.

  NE Nomad. Network introduced the NE Nomad in June 1996. Resulting from Network's strategy to provide a complete end-to-end remote access solution, the NE Nomad is a low-end product designed for the small office or home office environment to provide corporate LAN connectivity or Internet access in a small desktop chassis. The benefits of NE Nomad include cost effective connectivity, flexible packaging, high throughput, secure network access, interoperability with most ISDN access products on the market and centralized administration. NE Nomad includes a single BRI line, providing up to two simultaneous remote connections, and is available with up to two standard phone jacks to allow the ISDN lines to be used with standard analog telephones or fax machines.

  NE Fusion. Introduced in March 1996, NE Fusion is a board level ISDN access product directly integrated into the Novell NetWare environment. NE Fusion allows users of Novell's industry leading NetWare network operating system to directly extend their LANs over cost-effective WANs. NE Fusion provides ISDN connectivity for Novell's NetWare MultiProtocol Router ("MPR"), which supports IP, IPX, AppleTalk, and source route bridge network protocols. MPR is a software option that can run on top of an existing NetWare server, or can operate on a separate PC providing a standalone router.

  NE Digital Modem. Also introduced in March 1996, the NE Digital Modem is a board level option for NE remote access products providing analog modem dial-in support in addition to ISDN dial-in support both using central site ISDN BRI or PRI lines. Companies using the NE Digital Modem can immediately start realizing the benefits of central site ISDN connectivity while still supporting remote user dial-in via analog modems. Corporate users and Internet Service Providers can support both ISDN and analog modem users in a single product eliminating the need to purchase, install, configure and learn to manage entirely different products. The

NE Digital Modem includes up to eight V.34 (28.8 Kbps) modems on a single ISA card. The card is plugged into the NE ISDN remote network access family of products. The NE Digital Modem uses the widely supported Asynchronous Point-to-Point Protocol as its link protocol and the industry standard Password Authentication Protocol and Challenge Authentication Protocol authentication mechanisms.

  KBU 64 and KBU PRM. The KBU 64 and KBU PRM provide backup and disaster recovery facilities for leased line circuits using ISDN. The leased lines can be low speed (typical modem speeds) or high speed (in excess of 1 Mbps). The KBU 64 and KBU PRM come in stand-alone and high density card frames and include management features to ensure security of operations as well as by-pass features that are designed to reduce unreliability resulting from the introduction of additional hardware. Both products utilize basic rate and primary rate ISDN services to provide an alternative path should the main link fail, with the option of inverse multiplexing to meet bandwidth requirements. The KBU 64 is a dual port device which can support two 64 Kbps lines and is also provided with a basic rate interface. The KBU PRM, released in 1995, is a primary rate system rack which can be fitted with a range of cards to provide backup at 64 Kbps or up to 1 Mbps when using inverse multiplexing modules.

 Research and Development

  Network has a continuing research and development program directed toward increasing the functionality of existing products and introducing new products based upon current and anticipated customer needs. With respect to existing products, Network's development efforts are directed toward increasing connectivity and functionality. New product development is focused upon broadening Network's product line to meet the needs of large end-users that require a single-source solution to their internetworking needs. During 1995, 1994 and 1993, Network spent $4.4 million, $2.3 million and $1.3 million, respectively, in research and development. Network believes that a significant commitment of its financial resources and talent will be necessary to maintain its competitive position in Japan and to penetrate the United States and European markets in future periods. As of May 31, 1996, Network employed 56 persons in research and development capacities.

 Sales and Marketing

  Network's sales and marketing efforts in Japan, historically its largest market, are conducted through Soliton, Network's exclusive Japanese distributor. In the United States, Network utilizes a direct sales force consisting of four sales teams deployed in the key market areas of New York, Washington, D.C., California and Michigan and also sells through various resellers and distributors. Sales and marketing of Fivemere products is primarily done through a direct sales force located in the United Kingdom, New York, and Germany and through resellers. Network maintains a sales office in Munich Germany with six people to sell to customers and resellers throughout Europe.

  Japan. Network sold its first routers in Japan in 1992 and the market has expanded rapidly since that time. Network's exclusive distributor, Soliton, has developed customers and has installed more than 6,000 of Network's systems across several industries, including manufacturing, telecommunications, retail banking and engineering. Japanese customers are using Network's products in mission-critical ISDN networks. Applications range from client/server networks for accounting and administration systems to engineering networks that connect remote laboratories. In some networks, hundreds of Network's smaller systems are interconnected. Other systems use a central-site solution to connect networks. In 1994, Network, through Soliton, began to work on larger network applications that will use the NE ISDN InterHub products to provide access by telephone companies and banks to large numbers of remote locations using ISDN. Competitors, such as Cisco, Ascend and Seiko, are also expanding their product offerings in this area. See "Network Express, Inc.--Business--Risk Factors-- Dependence on Single Customer."

  United States. In the United States, Network has developed customers in several industries and, with the market for ISDN steadily growing through the deployment of the network infrastructure, Network expects this trend to continue. See "Network Express, Inc.--Business--Risk Factors--Reliance on ISDN." These customers include the federal government and companies involved in semiconductors, research and development, software, financial services, manufacturing, computer, education, realty, high tech, industrial communications, automotive and publishing. Network's products are used in many applications, including telecommuting, access to the Internet, graphics/pre-press production and videoconferencing.

  Due to its past focus on the Japanese market and in part to the relatively recent emergence of ISDN connectivity in the United States, Network's United States distribution arrangements have been relatively limited, and substantially reliant upon selling products to and through telephone companies and others. Network's United States sales strategy is to focus on enhancing relationships with telecommunications carriers, value-added resellers and potential original equipment manufacturers, while continuing and expanding upon existing relationships with large government users of internetworking and Fortune 1000 corporations. In June 1995, Network entered into a non-exclusive distributor agreement with IntelliCom Solutions, Inc., a wholly-owned subsidiary of Intelligent Electronics, whereby IntelliCom will add the NE Series of bridging and routing products to its offering of ISDN solutions. Network expects to sell its new NE Fusion products through Gold and Platinum Novell dealers.

  Europe. With the acquisition of Fivemere, Network has strengthened its sales and marketing presence in the United Kingdom, as well as the rest of Europe. Fivemere is a leader in the United Kingdom for ISDN-based digital circuit backup equipment and also sells product in Europe and Asia through a network of system integrators and distributors. Fivemere's customers include leading financial information and reporting services. Network has begun to market Fivemere products through its offices in New York and Germany. In October 1995, Network opened an office in Munich, Germany to sell to customers and resellers throughout continental Europe. Network plans to use distributors in connection with the sale of its products in Europe and, to that end, in the first quarter of 1996, Network entered into non-exclusive distributor agreements with Raab Karcher Elektronik GmbH to resell, support and service Network's products in Germany, Austria, Switzerland, Belgium and the Netherlands and with Linne Data Delecta to distribute Network's products in Scandinavia.

 Manufacturing

  Network's products utilize components supplied by third party vendors and are assembled primarily in the United States. In the United States, the platforms and other components are provided to local sub-assemblers, and completed printed circuit board assemblies are delivered to Network's facilities in Ann Arbor, Michigan for functional testing, system integration to conform to customer requirements, burn-in, final testing and shipment to customers.

  Network has sophisticated testing equipment and employs procedures to ensure product quality. It dispatches technical support personnel to customer locations when necessary for assembly, system integration or de-bugging. To date, Network has not experienced significant product defects or customer returns; however, problems with systems have not been identified in certain instances until installation at a customer location.

 Competition

  The ISDN data-communications equipment market is both highly competitive and complex, and can be expected to become even more competitive through the entry of new firms into the market, and through the expansion of the product lines of companies currently on the periphery of Network's market sector. See "Network Express, Inc.--Business--Risk Factors--Competition."

 Intellectual Property

  Network's success and ability to compete is dependent in part upon its proprietary technology. See "Network Express, Inc.--Business--Risk Factors-- Limited Protection of Proprietary Technology; Risk of Third Party Claims of Infringement."

 Government Regulation

  Network and others in its industry must adapt their products to the differing standards for connection established by each European country in which business is conducted. This process, known as "homologation," entails testing and certification by each such country. Network's NE Link-1000 and PRI products have been certified in the European Community and in Sweden, the United Kingdom and Germany. Network has no assurance that certification will be granted in any country in which an application may be made to sell any of Network's products.

  In Japan, a governmental agency known as JATE regulates the access of Network's products (and those of its competitors) to the Japanese telephone system. Network has received approval from JATE for the hook-up of all of Network's current products. No assurance can be given that Network's new products will receive the necessary certification, that compliance standards will not change or that Network will be able to respond to any such new standards.

  In the United States, Network's products must comply with certain regulations of the Federal Communications Commission (the "FCC"), including
Part 15(a) (industrial equipment) and Part 15(b) (residential equipment) and, to date, all of Network's products have so complied. In Canada, Network's products must comply with the standards adopted by the Canadian Standards Authority and, to date, Network believes that all of its products have so complied. Moreover, Network must independently assure the telephone companies in each of those two nations that Network's products are compatible with the utilities' equipment. Such assurance has been given by Network and has been accepted by the relevant telephone companies.

  In addition, government regulatory policies have and are expected to continue to have a major impact on the pricing of existing as well as new public network services and, therefore, are expected to affect demand for such services and the telecommunications products, such as Network's products, which support such services. Rates for telecommunications services are governed by tariffs of licensed carriers that are subject to regulatory approval.

 Employees

  As of May 31, 1996, Network employed 134 full-time employees, including 56 in research and development, 49 in sales and marketing, 13 in production, and 16 in finance and administration. None of Network's employees is represented by a labor union or is subject to a collective bargaining agreement. Network has experienced no work stoppages and considers its relations with its employees to be excellent.

  The competition for qualified personnel in Network's industry is intense. Network believes that its future success will depend in part on its continued ability to hire, assimilate and retain qualified personnel.

 Properties

  Network's corporate headquarters and virtually all of its property, plant and equipment for its U.S. operations are currently located at 4251 Plymouth Road, Ann Arbor, Michigan, where Network leases approximately 12,000 square feet of space under a lease which, since May 1996, is on a month-to-month basis. Effective on or about July 29, 1996, Network's new headquarters, as well as such property, plant and equipment, will be located at 305 East Eisenhower Parkway, Ann Arbor, Michigan, 48108 where Network will lease approximately 22,000 square feet of space under a four-year lease that will commence in July, 1996. In addition, Network maintains a small office in Tokyo, Japan that it uses for local communications and coordination and it maintains offices in New York, New York; Iselin, New Jersey; San Ramon and Gardena, California, Washington, D.C. and Munich, Germany that it uses for sales and service. Fivemere's headquarters are located at 161 High Street, Aldershot, Hampshire, England, in an approximately 2,000 square foot office building it owns. Fivemere also leases approximately 8,000 square feet of space in buildings in proximity to its headquarters. These leases expire in 1997 and 1998.

 Legal Proceedings

  Network is not a party to, nor are any of its properties the subject of, any material pending legal proceedings.

NETWORK MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 Overview

  From its inception in March 1990 through 1991, Network was principally engaged in product research and development. In early 1992, Network released its first commercial product in Japan and followed with a release in the United States later that year. Since that time, Network's sales have increased due primarily to market acceptance of Network's products in Japan, which are sold through a sole distributor, Soliton. Network initially achieved profitability in the first quarter of 1994 and was profitable in each subsequent quarter until the fourth quarter of 1995 when Network incurred a loss. The net loss for the fourth quarter of 1995 was $10.2 million, or $0.97 per share, which included a non-recurring charge for acquired in-process research and development of $8.7 million resulting from the acquisition of Fivemere Limited. Excluding the non-recurring charge, the net loss for the fourth quarter would have been $1.6 million, or $0.15 per share.

  On November 17, 1995, Network acquired Fivemere Limited located in the United Kingdom. Fivemere is principally engaged in the design, development, marketing and support of ISDN based backup products for leased line networks used by large businesses and organizations in the financial information services market. The acquisition was accounted for as a purchase and, accordingly, the results of operations of Fivemere are included in Network's consolidated financial statements since November 17, 1995.

 Results of Operations

  Three Months Ended March 31, 1996 and 1995.

  The following table sets forth, for the periods indicated, certain financial data stated as a percentage of net sales.

                                                QUARTERS ENDED
                                                   MARCH 31,
                                                -----------------
                                                 1996      1995
                                                -------   -------
         Net sales.............................   100.0%    100.0%
         Gross profit..........................    49.0      47.1
         Research and development..............    52.8      19.0
         Sales and marketing...................    50.2      14.1
         General and administrative............    18.2       5.6
         Income (loss) from operations.........   (72.2)      8.4
         Other income..........................     7.9       0.8
         Net income (loss).....................   (67.8)%     8.2%

  Net Sales. Net sales for the quarter ended March 31, 1996 were $3.2 million, a decrease of 30% from net sales of $4.5 million for the quarter ended March 31, 1995. Sales of Network's products in Japan represented $388,000 or 12% of net sales for the quarter ended March 31, 1996 compared with sales of $4.2 million or 93% of net sales for the same period in 1995. Sales in Europe, resulting primarily from the sale of Fivemere products, represented $2.4 million or 77% of net sales in the quarter ended March 31, 1996, with the balance of net sales in both quarters derived primarily from the United States.

  The decrease in sales to Japan was primarily due to the completion in the fourth quarter of 1995 of a large internal networking project at Nippon Telephone & Telegraph, the principal Japanese telecommunications carrier. The project accounted for over 50% of Network's sales to Japan in 1995. Additionally, Soliton had sufficient inventory to cover its customer needs during the first quarter of 1996.

  Network's United States and European sales initiatives are in the early stages of development. Network anticipates that sales costs will continue to increase in future periods as the United States and European sales channels are developed. Network continues to attempt to enhance the breadth and scope of its product offerings to better appeal to its customers in all markets. There can be no assurance that Network will be successful in these efforts or that the expected increase in costs from these initiatives will not adversely affect Network's results of operations if the resulting revenues are not sufficient to meet the additional costs.

  Gross Profit. Gross profit as a percentage of net sales increased to 49.0% for the quarter ended March 31, 1996 from 47.1% for the same period in 1995. The increase in gross profit as a percentage of net sales was the result of the sale of a larger proportion of Fivemere products which have a higher gross margin. The increase was partially offset by lower gross profit on sales in the United States and Japan due to lower volumes, mix of products sold and reduced pricing on current products in anticipation of new product pricing.

  The gross profit in any particular period is dependent upon the mix and volume of products sold and the channels of distribution. As a result, gross profit can vary within a wide range. Because of a favorable mix of variables during the quarter, margins are at the high end of the range when compared to prior periods. Gross margins earned in the future may not be maintained at this level and increased inventories resulting from lower sales in the fourth quarter of 1995 and first quarter of 1996 may require price reductions which would unfavorably impact gross profit.

  Research and Development. Research and development expense was $1.7 million and $863,000, or 52.8% and 19.0% of net sales in the quarters ended March 31, 1996 and 1995, respectively. The absolute dollar increase in research and development expenditures was principally attributable to product development work undertaken to respond to needs of the marketplace. The primary components of such increase were the addition of full-time personnel, the use of consultants in connection with product development and the purchase of computer hardware and software used for product development. Under generally accepted accounting principles, Network's research and development costs were expended as incurred. Network anticipates that it will continue to commit substantial additional resources to research and development in the future.

  Sales and Marketing. Sales and marketing expense was $1.6 million and $640,000, or 50.2% and 14.1% of net sales in the quarters ended March 31, 1996 and 1995, respectively. The absolute dollar increase in sales and marketing expense was primarily attributable to staff additions made to accelerate market penetration in the United States and Europe. Sales and marketing expense is expected to increase in absolute dollars in 1996. For example, four new employees were hired for Network's sales office in Munich, Germany; and Network has hired a new Vice President of Sales for Asia to develop non-Japanese markets.

  General and Administrative. General and administrative expense was $577,000 and $256,000, or 18.2% and 5.6% of net sales in the quarters ended March 31, 1996 and 1995, respectively. The absolute dollar increase in general and administrative expense was primarily due to increases in administrative personnel necessary to support the growth of Network and in professional fees and other expenses associated with being a public company.

  Other Income. Other income of $249,000 and $35,000 for the quarters ended March 31, 1996 and 1995, respectively, consists primarily of interest earned on investment of the proceeds of Network's public offerings of Common Stock in June 1994 and May 1995.

  Income Taxes. The income tax provision for the quarter ended March 31, 1996 relates primarily to foreign taxes incurred as a result of income earned in foreign locations.

 Fiscal Years Ended December 31, 1995, 1994 and 1993.

  The following table sets forth, for the periods indicated, certain financial data as a percentage of net sales:

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     1995      1994     1993
                                                    -------   -------  -------
Net sales..........................................   100.0%    100.0%   100.0%
Cost of sales......................................    53.1      57.6     59.7
                                                    -------   -------  -------
Gross profit.......................................    46.9      42.4     40.3
                                                    -------   -------  -------
Operating expenses:
  Research and development.........................    23.3      20.4     31.4
  Sales and marketing..............................    20.0      10.3     18.3
  General and administrative.......................     7.6       8.0     15.7
  Acquired in-process research and development.....    45.6       0.0      0.0
                                                    -------   -------  -------
    Total operating expenses.......................    96.5      38.7     65.4
                                                    -------   -------  -------
Operating income (loss)............................   (49.6)      3.7    (25.1)
Other income.......................................     5.7       0.6      2.8
                                                    -------   -------  -------
Income (loss) before income taxes..................   (43.9)      4.3    (22.3)
Provision for income taxes.........................     0.7       0.1      0.0
                                                    -------   -------  -------
Net income (loss)..................................   (44.6)%     4.2%   (22.3)%
                                                    =======   =======  =======

  Net Sales. Net sales increased 71% to $19.0 million in 1995 from $11.1 million in 1994, and increased 176% in 1994 from $4.0 million in 1993. Sales of Network's products in Japan represented $15.6 million or 82% of net sales in 1995, $9.8 million or 88% of net sales in 1994 and $3.2 million or 79% of net sales in 1993. The balance of net sales in each year was derived primarily from the United States except for 1995 which included $1.1 million of sales in Europe. The overall sales increase resulted from customer acceptance and continued deployment of Network's products, new software and product releases, Soliton's success in penetrating the Japanese market, increased efforts in domestic sales and marketing and the acquisition of Fivemere in November 1995.

  Sales in Japan, which since September 1992 have resulted solely from Soliton purchase orders, increased in every quarter, except the fourth quarter of 1995, as Soliton responded to the demand in its market. Some of these products may have been purchased for demonstration, inventory or internal use, but most were resold to customers or other distributors. Sales to Japan are denominated in U.S. dollars and, accordingly, the effect of changes in the exchange rates have not been significant to Network's results of operations.

  The increase in Japan was primarily due to sales of Network's products to support a large international networking project at NTT, the principal Japanese telecommunications carrier. The project accounted for over 50% of Network's sales to Soliton in 1995. For the fourth quarter of 1995, sales to Japan were approximately $600,000 which represented 4% of total Japanese sales for the year. The lower fourth quarter sales in Japan were due to the completion of the networking project at NTT. Additionally, Soliton had sufficient inventory to cover its customer needs in the fourth quarter. Network expects sales in Japan for 1996 to be about half of 1995 sales which were influenced by the large NTT project.

  Sales in the United States comprised 12% of worldwide net sales for 1995 and 1994, and 20% for 1993. European sales of $1.1 million for 1995, included $917,000 from the sale of Fivemere products.

  Gross Profit. Gross profit for products sold in Japan was 47%, 41%, and 37% of net sales in 1995, 1994 and 1993, respectively. The gross profit for products assembled in Japan is lower than for those assembled in the U.S. due to the terms of agreements with contract assemblers. During 1995, less than 1% of the products sold in Japan were assembled in Japan compared with 13% in 1994 and 49% in 1993, which when combined with the mix of products sold and offset by introductory pricing on the NE Link-1000, primarily accounts for the increase in gross profit in Japan. The gross profit for products sold in the United States was 46%, 52% and 53% in 1995, 1994 and 1993, respectively. The decrease was due to lower selling prices and the mix of products sold. For 1995, the gross profit for products sold in Europe was 54%.

  Research and Development. Research and development expense was $4.4 million, $2.3 million and $1.3 million in 1995, 1994 and 1993, respectively, or 23.3%, 20.4% and 31.4% of net sales in those years, respectively. The absolute dollar increase in research and development expense each year was primarily attributable to product development work undertaken to respond to the needs of the marketplace. The primary components of such increase were the addition of full-time personnel, the use of consultants in connection with product development and the purchase of equipment. Under generally accepted accounting principles, Network's research and development costs were expended as incurred. Network anticipates that it will continue to commit substantial additional resources to research and development in the future.

  Sales and Marketing. Sales and marketing expense was $3.8 million, $1.1 million and $737,000 in 1995, 1994 and 1993, respectively, or 20.0%, 10.3% and
18.3% of net sales in those years, respectively. The absolute dollar increase in sales and marketing expense each year was primarily attributable to staff additions made to accelerate market penetration in the United States and Europe. Network established subsidiaries in Japan (May 1994) to respond to the continued expansion of Network's business in that market; and in the United Kingdom (September 1994) and Germany (October 1995) to provide local sales and support functions. Sales and marketing expense is expected to increase both in absolute dollars and as a percentage of sales in 1996.

  General and Administrative. General and administrative expense was $1.4 million, $890,000 and $633,000 in 1995, 1994 and 1993, respectively, or 7.6%,
8.0% and 15.7% of net sales in those years, respectively. The absolute dollar increase in general and administrative expense for both years was primarily due to increases in administrative personnel necessary to support the growth of Network and to professional fees and other expenses associated with being a public company.

  Acquired In-process Research and Development. In connection with the acquisition of Fivemere, approximately $8.7 million was assigned to the value of Fivemere's in-process research and development projects. This amount was charged to operations during the fourth quarter of 1995.

  Other Income. Other income of $1.1 million in 1995 and $62,000 in 1994 consists primarily of interest earned on investment of the proceeds of Network's public offerings of common stock in June 1994 and May 1995. Other income of $111,000 in 1993 represents the net proceeds from a project for a customer under which Network procured specialized communications equipment.

  Income Taxes. The income tax provision includes federal alternative minimum taxes and utilization of $1,069,000 and $542,000 of net operating loss carryforwards for 1995 and 1994, respectively. Network has net operating loss carryforwards of approximately $357,000 available for tax reporting purposes which can be used to offset future taxable income through the year 2008. Network made no income tax provision for 1993 due to operating losses in that year.

 Liquidity and Capital Resources

  In May 1995, Network completed a public offering of 2,210,000 shares of Common Stock from which it received net proceeds of approximately $27.0 million. In June 1995, Network sold an additional 129,353 shares of Common Stock from which it received net proceeds of approximately $1.6 million pursuant to a partial exercise of the over-allotment option granted to the underwriters in connection with the public offering. In connection with the public offering, warrants for the purchase of 450,000 shares of Network Common Stock were exercised from which Network received proceeds of approximately $750,000. At March 31, 1996, Network's principal sources of liquidity included cash, cash equivalents and short-term investments totaling $16.8 million; and Network had no bank indebtedness.

  For the quarter ended March 31, 1996, Network used $3.6 million in cash to fund operating activities, primarily as a result of operating losses and increased inventories. The increase in inventories was mainly the result of lower than expected net sales in the fourth quarter of 1995 and first quarter of 1996 which caused inventories of certain products to be higher than planned. The increase in inventories was also due to the purchase of computer platforms for resale to customers and for the on-going long-term support of certain Japanese customers occasioned by the announcement by Network's sole source supplier of such platforms that it was discontinuing production of the platform. For the quarter ended March 31, 1995, cash of $647,000 was generated by operating activities primarily as a result of income from operations and a decrease in inventories. The decrease in inventories was due to Network's increased use of contract manufacturers.

  Cash used in operations was $408,000, $101,000 and $1.8 million in 1995, 1994 and 1993 respectively. For 1995, cash was used in operations primarily due to increased inventories, offset by decreased accounts receivable and increased current liabilities. The increase in inventories and decrease in accounts receivable at December 31, 1995 was mainly the result of lower than expected net sales in the fourth quarter of 1995 which caused Inventory of the NE Link-1000 to be higher than planned. The increase in inventory was also due to the purchase of computer platforms for resale to customers and for the on-going long-term support of certain Japanese customers occasioned by the announcement by Network's sole source supplier of such platform that it was discontinuing production of the platform. For 1994 and 1993, cash was used in operations primarily due to increased accounts receivable and inventory and to a net loss in 1993, offset by increased current liabilities and by net income in 1994. The increase in accounts receivable and inventory for 1994 and 1993 was due to increased sales.

  In October 1995, Network established a new wholly-owned subsidiary in Germany, Network Express GmbH, to support Network's efforts to expand its European sales and marketing presence. On November 17, 1995, Network acquired Fivemere Limited, a leading provider of ISDN internetworking products based in Aldershot, England for $10 million cash and 475,000 newly issued shares of Network Common Stock.

  Network expects that developing a market for its products in Europe, as well as other international markets, will require investment of capital to develop the potential for sales growth, which it presently expects to finance from its existing cash and from cash generated from operations. International business subjects its participants to added burdens and risks, including currency fluctuations, unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles and added complexity in complying with legal requirements. Fivemere's operations are conducted principally in the United Kingdom. As a result of the acquisition of Fivemere it is expected that a significant portion of Network's consolidated revenue and expenses in the future will be transacted in British pounds. Additionally, Network has a supply contract with a German manufacturing firm to acquire certain products with payment due in German marks. Although it is impossible to predict future exchange rate fluctuations between the U.S. dollar and other currencies, it can be anticipated that to the extent the U.S. dollar strengthens or weakens against other currencies, Network's reported results of operations will be correspondingly lower or higher than they would have been with a stable foreign currency relationship.

  Network believes that cash generated from operations and its current cash and cash equivalents will provide sufficient cash resources to finance its operations and currently projected capital expenditures through December 31, 1996.

                       PRINCIPAL SHAREHOLDERS OF NETWORK

  The following table sets forth certain information with respect to the beneficial ownership of Network Common Stock by (i) each person who is known by Network to own beneficially more than 5% of the outstanding shares of Network Common Stock, (ii) each of Network's directors, (iii) each of the executive officers of Network named as such in Network's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, and (iv) all of Network's executive officers and directors, as a group. Unless otherwise indicated, each person has sole voting and investment power with respect to all shares owned by such persons.

                                       NUMBER OF SHARES OF      PERCENTAGE OF
                                       NETWORK COMMON STOCK   SHARES OUTSTANDING
               NAME OF               BENEFICIALLY OWNED AS OF   AS OF JUNE 12,
           BENEFICIAL OWNER              JUNE 12, 1996(1)          1996(2)
           ----------------          ------------------------ ------------------
   Richard P. Eidswick.............           514,683(3)              5.0%
   David L. Hartmann...............           222,950(4)              2.2%
   Kevin N. Kalkhoven..............             5,000(5)                *
   Thomas C. Kinnear...............           170,000                 1.7%
   David J. G. Mushens.............           470,750(6)              4.6%
   Brian Sullivan..................            60,000                   *
   Stephen A. Swanson..............            97,200                   *
   Brian F. Barton.................               -0-                   *
   David L. Carson.................            26,000(7)                *
   John R. Ternes..................            39,715(8)                *
   Directors and executive officers
    as a group (10 persons) .......         1,606,298(9)             15.4%

- --------
* Less than 1% of class
(1) The column sets forth shares of Network Common Stock which are deemed to be "beneficially owned" by the persons named in the table under Rule 13d-3 of the Exchange Act, including shares issuable under options or warrants exercisable within 60 days of June 12, 1996. The address of all directors and officers is the Network's address.
(2) For purposes of calculating the percentage of Network Common Stock beneficially owned, the shares issuable to such person under stock options or warrants exercisable within 60 days of June 12, 1996 are considered outstanding and added to the shares of Network Common Stock actually outstanding.
(3) Includes options to purchase an aggregate of 48,250 shares of Network Common Stock which are presently exercisable or exercisable within 60 days of June 12, 1996.
(4) Includes options to purchase an aggregate of 96,250 shares of Network Common Stock which are presently exercisable or exercisable within 60 days of June 12, 1996.
(5) Includes options to purchase an aggregate of 5,000 shares of Network Common Stock which are presently exercisable or exercisable within 60 days of June 12, 1996.
(6) Includes 4,750 shares held by D. J. G. Mushens Settlement dated October 1, 1987, of which Mr. Mushens is a trustee.
(7) Includes options to purchase an aggregate of 20,000 shares of Network Common Stock which are presently exercisable or exercisable within 60 days of June 12, 1996.
(8) Includes options to purchase an aggregate of 12,500 shares of Network Common Stock which are presently exercisable or exercisable within 60 days of June 12, 1996.
(9) Includes a total 182,000 shares which may be acquired pursuant to options. See also footnotes (3) to (8) above.

             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

  The following Unaudited Pro Forma Combined Condensed Financial Data assumes a business combination between Cabletron and Network which is accounted for on a pooling of interests basis and is based upon the respective historical financial statements and related notes thereto which are included elsewhere herein or incorporated by reference in this Proxy Statement/Prospectus. The unaudited pro forma combined condensed balance sheet combines Cabletron's February 29, 1996 consolidated balance sheet with Network's December 31, 1995 consolidated balance sheet. The unaudited pro forma combined condensed statements of income combine Cabletron's statements of income for the fiscal years ended February 29, 1996 and February 28, 1995 and 1994 with Network's results of operations for the years ended December 31, 1995, 1994 and 1993, respectively. The unaudited pro forma financial data for Cabletron's fiscal years ended in 1993 and 1992 is not presented as it is not meaningful.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of each period presented, nor is it necessarily indicative of the future operating results or financial position of the combined companies following the Merger. These financial statements should be read in conjunction with the historical consolidated financial statements and related notes thereto included elsewhere herein or incorporated by reference in this Proxy Statement/Prospectus.

  On June 3, 1996 Cabletron entered into a merger agreement with ZeitNet, pursuant to which 1,924,137 shares of Cabletron Common Stock will be exchanged for all outstanding shares of ZeitNet on a fully diluted basis. Cabletron expects to record a pretax charge of approximately $28 to $32 million in the second quarter ending August 31, 1996 in connection with this transaction. This range is a preliminary estimate only and is therefore subject to change. Historical revenues and results of operations of ZeitNet are not material to the revenues, results of operations or earnings per share of Cabletron.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
(IN THOUSANDS)

                              CABLETRON     NETWORK
                             FEBRUARY 29, DECEMBER 31,                COMBINED
                                 1996         1995     ADJUSTMENTS(1) PRO FORMA
                             ------------ ------------ -------------- ---------
ASSETS
 Current assets:
  Cash and cash
   equivalents..............   $ 98,713     $  2,733      $   --      $101,446
  Short-term investments....    154,827       18,069          --       172,896
  Accounts receivable.......    147,934        2,131       (2,355)     147,710
  Inventories...............    153,625        4,825       (3,720)     154,730
  Deferred taxes............     38,315          --         3,579       41,894
  Prepaid expenses and other
   assets...................     30,930          356          --        31,286
                               --------     --------      -------     --------
    Total current assets....    624,344       28,114       (2,496)     649,962
 Long-term investments......    153,424          --           --       153,424
 Long-term deferred taxes...     23,473          --           --        23,473
 Property, plant and equip-
  ment......................    150,028        1,498          --       151,526
 Goodwill and other assets..        --         2,668          --         2,668
                               --------     --------      -------     --------
    Total assets............   $951,269     $ 32,280      $(2,496)    $981,053
                               ========     ========      =======     ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
 Current liabilities:
 Accounts payable...........   $ 32,811     $  2,218      $ 2,625     $ 37,654
 Accrued expenses...........    113,005        2,009        5,476      120,490
 Income taxes payable.......     18,536          --        (2,028)      16,508
                               --------     --------      -------     --------
    Total current
     liabilities............    164,352        4,227        6,073      174,652
 Deferred taxes.............      9,088          --           --         9,088
                               --------     --------      -------     --------
    Total liabilities.......    173,440        4,227        6,073      183,740
                               --------     --------      -------     --------
 Stockholders' equity:
  Common stock (2)..........        722        1,290       (1,275)         737
  Additional paid-in
   capital..................    135,943       38,314        1,275      175,532
  Note receivable from
   officer..................        --          (151)         --          (151)
  Retained earnings
   (accumulated deficit)....    642,197      (11,384)      (8,569)     622,244
  Cumulative translation
   adjustment...............     (1,033)         (16)         --        (1,049)
                               --------     --------      -------     --------
    Total stockholders'
     equity.................    777,829       28,053       (8,569)     797,313
                               --------     --------      -------     --------
    Total liabilities and
     stockholders' equity...   $951,269     $ 32,280      $(2,496)    $981,053
                               ========     ========      =======     ========

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     YEARS ENDED LAST DAY IN
                                            FEBRUARY,
                                   ----------------------------             ---
                                      1996      1995     1994
                                   ---------- -------- --------
Net sales........................  $1,088,712 $821,797 $602,141
Cost of goods sold...............     443,860  336,240  245,975
  Gross profit...................     644,852  485,557  356,166
Operating expenses:
  Research and development.......     119,444   86,664   61,456
  Selling, general and adminis-
   trative.......................     212,916  160,111  118,212
  Nonrecurring items.............      94,343      --       --
                                   ---------- -------- --------
    Income from operations.......     218,149  238,782  176,498
Interest income..................      18,138    9,659    5,949
                                   ---------- -------- --------
    Income before income taxes...     236,287  248,441  182,447
Income taxes.....................      80,341   86,001   64,129
                                   ---------- -------- --------
Net income ......................  $  155,946 $162,440 $118,318
                                   ========== ======== ========
Net income per common share......  $     2.13 $   2.24 $   1.65
                                   ========== ======== ========
Weighted average shares outstand-
 ing(2)..........................      73,139   72,364   71,610
                                   ========== ======== ========

- --------
Notes To Unaudited Pro Forma Combined Condensed Financial Data

(1) Cabletron expects to record charges to operations, currently estimated to be between $12 to $16 million, in the quarter ending August 31, 1996, the quarter in which the Merger is expected to be consummated. Such expenses reflect direct transaction costs, consisting primarily of investment banking fees and costs associated with combining the operations of the two companies, the majority of which relates to redundant assets and facilities. An estimated pretax charge at the midpoint of the above range of $14 million, $8.6 million on an after-tax basis, is reflected in the Unaudited Pro Forma Combined Condensed Balance Sheet but has not been reflected in the Unaudited Pro Forma Combined Condensed Statements of Income because they are directly attributable to the Merger and are non-recurring. The range is a preliminary estimate only and is therefore subject to change.

(2) The Unaudited Pro Forma Combined Condensed Financial Data reflects the issuance of 0.1388 shares of Cabletron Common Stock for each share of Network Common Stock to effect the Merger. The actual number of shares of Cabletron Common Stock to be issued in the Merger will be determined at the Effective Time of the Merger based on the Exchange Ratio and the number of shares of Network Common Stock that are then outstanding.
(3) Certain amounts have been reclassified to conform to the pro forma presentation.

                       COMPARISON OF STOCKHOLDER RIGHTS

  The following is a summary of the material differences between the rights of holders of Network Common Stock and the rights of holders of Cabletron Common Stock. Since Network is organized under the Michigan Business Corporation Act ("MBCA") and Cabletron is organized under the Delaware General Corporation Law ("DGCL"), these differences arise from various provisions of the corporate laws of such states as well as from various differences in the provisions of the Articles of Incorporation, as amended, (the "Network Articles") and Bylaws (the "Network Bylaws") of Network and the Restated Certificate of Incorporation, as amended, (the "Cabletron Certificate") and Bylaws (the "Cabletron Bylaws") of Cabletron.

VOTING RIGHTS

  Holders of Network Common Stock are entitled to one vote per share, in person or by proxy, at all meetings of the shareholders and on all propositions before such meetings. The Network Common Stock does not have cumulative voting rights in the election of directors. The Network Common Stock is substantially identical to the Cabletron Common Stock in these respects.

AMENDMENTS TO CHARTER

  The Network Articles may be amended, altered, changed or repealed in the manner prescribed by applicable law. To amend articles of incorporation, the MBCA generally requires approval of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders. The Cabletron Certificate may be altered, amended, changed or repealed in the manner prescribed by statute. To amend a certificate of incorporation, the DGCL requires the affirmative recommendation of the Board of Directors of Cabletron and the approval of a majority of all outstanding shares entitled to vote therefor. Furthermore, under the MBCA and the DGCL, the holders of the outstanding shares of a class are entitled to vote as a class upon any proposed amendment to the articles or certificate of incorporation, as the case may be, if the amendment would increase or decrease the number of authorized shares of such class, increase or decrease the par value of the shares of such class (with respect to the DGCL), or alter or change the powers, preferences or special rights of the shares of such class so as to adversely affect the holders thereof.

BYLAWS

  Under the DGCL, the authority to adopt, amend or repeal the bylaws of a Delaware corporation is held exclusively by the stockholders entitled to vote unless such authority is conferred upon the board of directors in the corporation's certificate of incorporation. The Cabletron Certificate expressly grants to its Board of Directors the powers to make, alter or amend the Cabletron Bylaws by vote of a majority of the directors. Stockholders of Cabletron also have the power to adopt, amend or repeal the bylaws by a two-thirds vote. The MBCA provides that the shareholders or the Board may adopt, amend or repeal the bylaws unless such power is expressly reserved to the shareholders in the corporation's articles of incorporation or bylaws. Neither the Network Articles nor the Network Bylaws reserve such power exclusively to the shareholders.

BOARD CLASSIFICATION

  The Cabletron Bylaws provide that Cabletron's directors shall be divided into three equal classes with each class comprised of one third of the directors being elected to serve until the third succeeding annual meeting. Network's Board of Directors is elected each year to serve until the next annual meeting.

REMOVAL OF DIRECTORS

  The Cabletron Bylaws provide for removal of directors at any time, but only for cause and only by the affirmative vote of 85% of the total number of votes of the then outstanding shares of capital stock of Cabletron entitled to vote generally in the election of directors, voting together as a single class excluding shares beneficially owned by a Related Person (defined in Cabletron Certificate). The Network Bylaws provide that directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

  The Network Bylaws provide that newly created directorships resulting from an increase in the number of directors or the death, resignation or removal of a director may be filled by a majority vote of the directors then in office (even if the number of directors then in office is less than a quorum) unless filled by proper action of the shareholders. Each director chosen to fill such directorship or vacancy shall hold office only until the next election of directors by shareholders. Under the DGCL, newly created directorships resulting from an increase in the number of directors may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum. The DGCL also provides that unless the certificate of incorporation or bylaws otherwise provide, vacancies occurring by reason of the removal of directors with or without cause may be filled by a majority vote of the directors then in office. The Cabletron Bylaws provide that vacancies may be filled only by a majority vote of the directors in office, although less than a quorum, and newly created directorships may be filled by the board of directors, or if not so filled, by the stockholders at the next annual meeting or at any special meeting called for such purpose. In addition, under the DGCL, if, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the entire Board of Directors, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of shares outstanding at the time and entitled to vote, summarily order an election to be held to fill any such vacancies or newly crated directorships, or to replace the directors chosen by the directors then in office, such election to be conducted in accordance with the procedures under the DGCL for holding stockholder meetings.

VOTE REQUIRED FOR MERGERS

  The MBCA and the DGCL generally require the affirmative vote of a majority of a corporation's outstanding shares entitled to vote, unless the articles or certificate of incorporation, as applicable, require a greater proportion (neither the Network Articles nor the Cabletron Certificate require a greater proportion), to authorize a merger, consolidation, share exchange, dissolution or disposition of all or substantially all of its assets, except that, (a) unless required by its charter, no authorizing stockholder vote is required of a corporation surviving a merger if (i) such corporation's charter is not amended by the merger; (ii) each share of stock of such corporation will be an identical share of the surviving corporation after the merger; and (iii) in Delaware, the number of shares to be issued in the merger does not exceed twenty percent (20%) of such corporation's outstanding common stock immediately prior to the effective date of the merger and (b) unless a dissolution is adopted by a majority of the board of directors, under the DGCL, a dissolution must be approved by all stockholders entitled to vote thereon. Therefore, following the Merger, it may be more difficult for former Network shareholders to effect a dissolution.

  The Cabletron Certificate provides that certain transactions, including mergers, consolidations, issuances of securities, certain asset dispositions, liquidations or dissolutions between Cabletron and an interested stockholder (as defined in the Cabletron Certificate) must be approved by the affirmative vote of 85% of the outstanding shares of stock entitled to vote generally for the election of directors unless (i) the Board of Directors of Cabletron has approved a binding agreement with such interested stockholder with respect to such transaction or has approved the transaction which resulted in such stockholder becoming an interested stockholder, in either case prior to the time such stockholder became an interested stockholder and provided that a majority of the members of the Board of Directors voting for the approval of such transaction were continuing directors; or (ii) the interested stockholder is a majority-owned subsidiary of Cabletron.

ANTI-TAKEOVER PROVISIONS

  The MBCA provides that "control shares" of Network acquired in a control share acquisition have no voting rights except as granted by the shareholders of Network. "Control shares" are shares that, when added to shares previously owned by a shareholder, increase such shareholder's ownership of Network voting stock to 20% or more, 33-1/3% or more or a majority of the outstanding voting power of Network. A control share acquisition must be approved by a majority of the votes cast by holders of Network stock entitled to vote excluding shares owned by the acquiror and certain Network officers and directors. No such approval is required, however, for gifts or acquisitions pursuant to a merger to which Network is a party. The DGCL has no similar provision.

  The MBCA also prohibits Michigan corporations, the shares of which are listed on a national securities exchange, from purchasing any of its shares from any person who holds 3% or more of its shares unless an offer to repurchase is made to all shareholders at the same price, its shareholders authorize the purchase, the shares have been held for at least two years, the purchase is made in the open market, the price is not greater than the average market price during the previous 30 business days or the purchase is otherwise authorized by the MBCA. The DGCL has no similar provision.

  The MBCA provides that business combinations between a Michigan corporation which elects to be subject to the relevant statute and a beneficial owner of 10% or more of the voting power of such corporation require the approval of 90% of the votes of each class of stock entitled to be cast and at least 2/3 of the votes of each class of stock entitled to be cast other than shares owned by such 10% owner. Such requirements will not apply if (i) the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at lest five years. The relevant statute applies to Network generally but not to the Merger because the Merger was approved by the Boards of Directors of Network and Cabletron was not at the time of such approval, and is not currently, a 10% owner of Network.

  The DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person that is directly or indirectly a beneficial owner of 15% or more of the voting power of the outstanding voting stock of a Delaware corporation and such persons affiliates and associates. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain other transactions) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock. However, the prohibition does not apply if: (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired its shares; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (excluding shares held by directors of the corporation who are also officers and shares held under certain employee stock plans) in the transaction in which it became an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting. The law applies automatically to a Delaware corporation unless otherwise provided in its certificate of incorporation or bylaws or if it has less than 2,000 stockholders of record and does not have voting stock listed on a national securities exchange or listed for quotation with a registered national securities association. Neither the Cabletron Certificate nor the Cabletron Bylaws exempts Cabletron from this provision.

DISSENTERS' RIGHTS

  Under the MBCA and the DGCL, holders of shares have the right, in certain circumstances, to dissent from certain extraordinary corporate transactions as to which they have voting rights by demanding payment in cash for their shares equal to the fair value of such shares, as determined by agreement with the corporation or by a court in an action timely brought by the corporation or the dissenters.

  Unlike the MBCA, the DGCL grants dissenters' appraisal rights only in the case of certain mergers and not in certain transactions involving a sale or transfer of assets, a share exchange, a charter amendment or control share acquisition and certain other transactions. The DGCL does not extend appraisal rights in a merger to holders of shares listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders if stockholders are required to accept as consideration in the merger only stock of the surviving corporation, shares of stock of another corporation which at the effective date will be listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, cash in lieu of fractional shares or a combination of the above. The MBCA does not extend appraisal rights in most situations where the shares held are listed on a national securities exchange or held of record by 2,000 or more shareholders or where the consideration received is cash or a combination of cash and shares listed on a national securities exchange or held of record by 2,000 or more shareholders.

LIMITATION ON DIRECTORS' LIABILITY

  The Network Articles limit the liability of Network's directors to Network or its shareholders to the fullest extent permitted by the MBCA. Directors would not be personally liable to Network or its shareholders for any breach of duty as a director, except for (i) a breach of the director's duty of loyalty; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; (iii) a violation of Section 551(l) of the MBCA (involving unlawful distributions to shareholders and loans to directors, officers or employees); or (iv) a transaction from which the director derived an improper personal benefit.

  The Cabletron Certificate provides that no director of Cabletron shall be liable to Cabletron or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the DGCL. The DGCL prohibits exculpation
(i) for any breach of the director's duty of loyalty to the corporation of its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions; or (iv) for any transactions from which the director derived an improper personal benefit.

INDEMNIFICATION

  Both the MBCA and DGCL contain provisions setting forth conditions under which a corporation may indemnify its directors and officers. These provisions are generally referred to as "statutory indemnification" provisions. Corporations are permitted to adopt charter provisions or bylaws which provide for additional indemnification of directors and officers. These non-exclusive provisions are generally referred to as "non-statutory indemnification" provisions. Non-statutory indemnification provisions are generally adopted to expand the circumstances and liberalize the conditions under which indemnification will occur. The statutory indemnification provisions under the MBCA and the DGCL are substantially the same, although the MBCA's non-statutory provisions may be slightly broader with respect to indemnification in suits brought by or in the right of the corporation since the MBCA expressly permits indemnification of amounts paid in settlement in connection with such suits while the DGCL does not expressly permit such indemnification (except for payment of expenses incurred in connection with such suit). As a result, directors, officers, employees or agents who agree to a settlement in a derivative suit brought on behalf of Network may be indemnified by Network for the amount paid in settlement as well as expenses incurred in connection with the suit if the standard set forth in the MBCA and the Network Bylaws are met. The Network By-laws provide that its officers, directors, employees and agents shall be indemnified to the fullest extent authorized or permitted by the MBCA. The Cabletron Certificate provides that its officers and directors shall be indemnified to the full extent permitted by the DGCL.

STOCKHOLDER MEETINGS

  The MBCA provides that if a corporation's annual meeting is not held for 90 days after the date designated therefor or for 15 months after its last annual meeting, a court may order the meeting or election to be held upon application by a shareholder. Under the DGCL, if an annual meeting is not held within 30 days of the date designated for such meeting, or if not held for a period of 13 months after the last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

  Under the MBCA and the DGCL, special meetings of stockholders may be called by the board of directors and by such person or persons as so authorized by the charter or the bylaws. The Network Bylaws provide that special meetings of shareholders may be called at any time by the Board of Directors, the Chairman or the President. The Cabletron Bylaws provide that special meetings of stockholders may be called at any time by the chairman of the board, if any, the President or the board of directors. A special meeting may also be called by the secretary upon application of a majority of the directors.

STOCKHOLDER ACTION BY WRITTEN CONSENT

  Under the MBCA, any shareholder action required or permitted to be taken by shareholder vote may be taken with the unanimous written consent of shareholders. The articles of incorporation may provide that such shareholder action may be taken upon the written consent of less than all outstanding shares. The Network Articles do not so provide. Under the DGCL, unless the charter provides otherwise, any action required to be taken or which may be taken at a meeting of stockholders may be taken without a vote, without a meeting and without prior notice, with the written consent of not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Cabletron Certificate does not provide otherwise.

PAYMENT OF DIVIDENDS

  Under the DGCL, a corporation may generally pay dividends out of surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, unless the capital of the corporation has been diminished by depreciation in the value of its property, losses or otherwise, to an amount less than the aggregate amount of the capital represented by the issued outstanding stock of all classes having a preference upon the distribution of assets. The MBCA permits Network to pay dividends and make other distributions unless, as a result, Network would become insolvent or its assets would be less than its liabilities (each as valued as provided in the MBCA) plus any preferential rights.

  The foregoing is a summary of the material differences between the rights of holders of Network Common Stock and Cabletron Common Stock under, and is qualified in its entirety by reference to, the MBCA and the DGCL, respectively, and the Network Articles and Bylaws and the Cabletron Certificate and Bylaws.

                             SHAREHOLDER PROPOSALS

  Shareholder proposals intended to be presented at Network's 1997 Annual Meeting, to be held only in the event the Merger is not consummated, must be received by Network no later than December 18, 1996.

                                 OTHER MATTERS

  It is not expected that any matters other than those described in this Proxy Statement/Prospectus will be brought before the Network Special Meeting. If any other matters are presented, however, it is the intention of the persons named in the Network proxy to vote the proxy in accordance with the discretion of the persons named in such proxy.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the securities offered hereby will be passed upon for Cabletron by Ropes & Gray, Boston, Massachusetts. Certain legal matters in connection with the Merger will be passed upon for Network by Dykema Gossett PLLC, Detroit, Michigan.

                                    EXPERTS

  The consolidated financial statements and the related consolidated financial statement schedule of Cabletron Systems, Inc. and subsidiaries as of February 29, 1996 and February 28, 1995, and for each of the years in the three-year period ended February 29, 1996, have been incorporated by reference herein and in the Registration Statement, of which this Proxy Statement/Prospectus is a part, in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Network Express, Inc. included in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such reports.

  Representatives of Arthur Andersen LLP expect to be present at the Network Special Meeting, and while they do not plan to make a statement at the Network Special Meeting, such representatives will be available to respond to appropriate questions from shareholders in attendance.

                             NETWORK EXPRESS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGES
                                                                           -----
Report of Independent Public Accountants..................................  F-2
Consolidated Balance Sheets...............................................  F-3
Consolidated Statements of Operations.....................................  F-4
Consolidated Statements of Shareholders' Equity...........................  F-5
Consolidated Statements of Cash Flows.....................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Network Express, Inc.:

We have audited the accompanying consolidated balance sheets of NETWORK EXPRESS, INC. (a Michigan corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Network Express, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Ann Arbor, Michigan,

January 31, 1996, except
with respect to the matter
discussed in Note 11, as to
which the date is July 1,
1996.

                             NETWORK EXPRESS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                   DECEMBER 31,      MARCH 31,
                                                  ----------------  -----------
                                                   1995     1994       1996
                                                  -------  -------  -----------
                                                                    (UNAUDITED)
                                     ASSETS

Current assets:
 Cash and cash equivalents....................... $ 2,733  $ 2,223    $ 1,507
 Short-term investments..........................  18,069      --      15,319
 Accounts receivable, net of allowance for
  doubtful
  accounts of $92, $29 and $111 at December 31,
  1995
  and 1994 and March 31, 1996, respectively......   2,131    2,264      2,603
Inventories......................................   4,825    1,156      6,455
Prepaid expenses and other.......................     356       13        267
                                                  -------  -------    -------
  Total current assets...........................  28,114    5,656     26,151
Property and equipment, net......................   1,498      411      1,576
Goodwill.........................................   2,540      --       2,435
Other assets.....................................     128       69        139
                                                  -------  -------    -------
                                                  $32,280  $ 6,136    $30,301
                                                  =======  =======    =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Accounts payable................................ $ 2,218  $ 1,180    $ 2,602
 Accrued liabilities.............................   2,009      711      2,101
                                                  -------  -------    -------
  Total current liabilities......................   4,227    1,891      4,703
                                                  -------  -------    -------
Shareholders' equity:
 Preferred stock, no par value, 100 shares
  authorized, none outstanding...................     --       --         --
 Common stock, no par value, $.125 stated value,
  20,000 shares authorized; 10,322, 6,706 and
  10,230 shares issued and outstanding at
  December 31, 1995 and 1994 and March 31,
  1996, respectively.............................   1,290      838      1,278
 Additional paid-in capital......................  38,314    6,511     37,922
 Note receivable from officer....................    (151)    (195)       --
 Cumulative translation adjustment...............     (16)     --         (64)
 Accumulated deficit............................. (11,384)  (2,909)   (13,538)
                                                  -------  -------    -------
  Total shareholders' equity.....................  28,053    4,245     25,598
                                                  -------  -------    -------
                                                  $32,280  $ 6,136    $30,301
                                                  =======  =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                             NETWORK EXPRESS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                            YEARS ENDED         QUARTERS ENDED
                                            DECEMBER 31,          MARCH 31,
                                       -----------------------  ---------------
                                        1995     1994    1993    1996     1995
                                       -------  ------- ------  -------  ------
                                                                 (UNAUDITED)
Net sales............................  $18,997  $11,113 $4,029   $3,177  $4,543
Cost of sales........................   10,084    6,397  2,407    1,621   2,404
                                       -------  ------- ------  -------  ------
    Gross profit.....................    8,913    4,716  1,622    1,556   2,139
                                       -------  ------- ------  -------  ------
Operating expenses:
  Research and development...........    4,427    2,260  1,264    1,677     863
  Sales and marketing................    3,803    1,146    736    1,595     640
  General and administrative.........    1,445      891    633      577     256
  Acquired in-process research and
   development.......................    8,653      --     --       --      --
                                       -------  ------- ------  -------  ------
    Total operating expenses.........   18,328    4,297  2,633    3,849   1,759
                                       -------  ------- ------  -------  ------
    Income (loss) from operations....   (9,415)     419 (1,011)  (2,293)    380
Interest income......................    1,076       51     13      249      34
Other income.........................      --        11     98      --      --
                                       -------  ------- ------  -------  ------
    Income (loss) before income
     taxes...........................   (8,339)     481   (900)  (2,044)    414
Provision for income taxes...........      136       15    --       110      40
                                       -------  ------- ------  -------  ------
Net income (loss)....................  $(8,475) $   466 $ (900) $(2,154) $  374
                                       =======  ======= ======  =======  ======
Net income (loss) per common and
 common equivalent share.............  $ (0.90) $  0.07 $(0.21) $ (0.20) $ 0.05
                                       =======  ======= ======  =======  ======
Weighted average number of common and
 common equivalent shares
 outstanding.........................    9,369    6,271  4,262   10,654   7,926
                                       =======  ======= ======  =======  ======


  The accompanying notes are an integral part of these consolidated financial statements.

                             NETWORK EXPRESS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                          COMMON STOCK    ADDITIONAL  OFFICER   CUMULATIVE
                          --------------   PAID-IN      NOTE    TRANSLATION ACCUMULATED
                          SHARES  AMOUNT   CAPITAL   RECEIVABLE ADJUSTMENT    DEFICIT     TOTAL
                          ------  ------  ---------- ---------- ----------- -----------  -------
Balance--December 31,
 1992...................   2,991  $  374   $ 2,676     $ --        $--       $ (2,524)   $   526
Issuance of common stock
 for cash...............   1,719     215     1,799       --         --            --       2,014
Issuance of common stock
 for services...........      60       8        49       --         --            --          57
Exercise of stock
 options and warrants...     326      40       323       --         --            --         363
Cancellation of stock
 options................     --      --        --        --         --             16         16
Repricing of stock
 options................     --      --        --        --         --             33         33
Stock issuance costs....     --      --       (210)      --         --            --        (210)
Net loss................     --      --        --        --         --           (900)      (900)
                          ------  ------   -------     -----       ----      --------    -------
Balance--December 31,
 1993...................   5,096     637     4,637       --         --         (3,375)     1,899
Issuance of common stock
 for cash...............   1,510     188     1,991       --         --            --       2,179
Issuance of common stock
 for note receivable....     100      13       182      (195)       --            --         --
Stock issuance costs....     --      --       (299)      --         --            --        (299)
Net income..............     --      --        --        --         --            466        466
                          ------  ------   -------     -----       ----      --------    -------
Balance--December 31,
 1994...................   6,706     838     6,511      (195)       --          (2,909)    4,245
Issuance of common stock
 for cash...............   2,339     293    28,598       --         --            --      28,891
Exercise of stock
 options and warrants...     802     100     1,043       --         --            --       1,143
Issuance of common stock
 for Fivemere
 acquisition............     475      59     2,506       --         --            --       2,565
Stock issuance costs....     --      --       (344)      --         --            --        (344)
Repayment of note
 receivable.............     --      --        --         44        --            --          44
Translation adjustment..     --      --        --        --         (16)          --         (16)
Net loss................     --      --        --        --         --         (8,475)    (8,475)
                          ------  ------   -------     -----       ----      --------    -------
Balance--December 31,
 1995...................  10,322   1,290    38,314      (151)       (16)      (11,384)    28,053
Exercise of stock
 options (unaudited)....       8       1        10       --         --            --          11
Translation adjustment
 (unaudited)............     --      --        --        --         (48)          --         (48)
Repayment of note
 receivable
 (unaudited)............     --      --        --        151        --            --         151
Repurchase of common
 stock (unaudited)......    (100)    (13)     (402)      --         --            --        (415)
Net loss (unaudited)....     --      --        --        --         --         (2,154)    (2,154)
                          ------  ------   -------     -----       ----      --------    -------
Balance--March 31, 1996
 (unaudited)............  10,230  $1,278   $37,922     $ --        $(64)     $(13,538)   $25,598
                          ======  ======   =======     =====       ====      ========    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                             NETWORK EXPRESS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            QUARTERS ENDED
                                YEARS ENDED DECEMBER 31,      MARCH 31,
                                --------------------------  ---------------
                                  1995     1994     1993     1996     1995
                                --------  -------  -------  -------  ------
                                                             (UNAUDITED)
Cash flows from operating
 activities:
  Net income (loss)...........  $ (8,475) $   466  $  (900) $(2,154) $  374
  Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in)
   operating activities:
    Depreciation and
     amortization.............       404      135      120      181      53
    Goodwill amortization.....        62      --       --       131     --
    Acquired in-process
     research and
     development..............     8,653      --       --       --      --
    Issuance of common stock
     and
     stock options for
     services.................       --       --       224      --      --
    Change in operating assets
     and liabilities:
      Accounts receivable.....       993   (1,466)    (669)    (493)   (170)
      Inventories.............    (2,267)     (50)    (850)  (1,792)    263
      Prepaid expenses and
       other..................      (187)       5      (18)      85     (17)
      Other assets............       (62)     (42)     --       (16)    (14)
      Accounts payable........       530      286      458      383     197
      Accrued liabilities.....       (59)     565     (122)     107     (39)
                                --------  -------  -------  -------  ------
    Net cash provided by (used
     in) operating
     activities...............      (408)    (101)  (1,757)  (3,568)    647
                                --------  -------  -------  -------  ------
Cash flows from investing
 activities:
  Purchase of property and
   equipment..................      (696)    (399)    (118)    (140)   (213)
  Net cash used for
   acquisition of Fivemere
   Limited....................   (10,043)     --       --       (26)    --
  Purchases of short-term
   investments................   (45,541)     --       --      (200)    --
  Sales of short-term
   investments................    27,471      --       --     2,950     --
                                --------  -------  -------  -------  ------
    Net cash provided by (used
     in) investing
     activities...............   (28,809)    (399)    (118)   2,584    (213)
                                --------  -------  -------  -------  ------
Cash flows from financing
 activities:
  Proceeds from issuance of
   common stock, net..........    28,547    1,730    1,955      --      --
  Proceeds from exercise of
   stock options and
   warrants...................     1,143      --       171       11      28
  Repurchase of common stock..       --       --       --      (415)    --
  Repayment of officer note
   receivable.................        44      --       --       151       1
                                --------  -------  -------  -------  ------
    Net cash provided by (used
     in) financing
     activities...............    29,734    1,730    2,126     (253)     29
Effect of exchange rate
 changes on cash..............        (7)     --       --        11     --
                                --------  -------  -------  -------  ------
Increase (decrease) in cash
 and cash equivalents.........       510    1,230      251   (1,226)    463
Cash and cash equivalents,
 beginning of year............     2,223      993      742    2,733   2,223
                                --------  -------  -------  -------  ------
Cash and cash equivalents, end
 of year......................  $  2,733  $ 2,223  $   993  $ 1,507  $2,686
                                ========  =======  =======  =======  ======
Supplemental disclosure of
 cash flow information:
  Taxes paid..................  $     38  $   --   $   --   $    60  $   25
                                ========  =======  =======  =======  ======

Supplemental disclosure of noncash financing activities:

  During 1994, common stock was issued in exchange for a note receivable of $195,000.

  The accompanying notes are an integral part of these consolidated financial statements.

                             NETWORK EXPRESS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (INFORMATION FOR THE QUARTERS ENDED MARCH 31, 1996 AND 1995 IS UNAUDITED)

1. ORGANIZATION AND OPERATIONS

  Network Express, Inc. ("Network") commenced operations in March 1990. Network designs, develops and markets communications software and hardware products used to link together local area computer networks, both domestically and internationally.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The accompanying consolidated financial statements include the accounts of Network and its wholly-owned subsidiaries, Network Express K.K. (established May 1994), Network Express Europe Ltd. (September 1994), Network Express GmbH (October 1995) and Fivemere Limited (subsequent to its acquisition by Network on November 17, 1995). All significant intercompany accounts and transactions have been eliminated.

 Interim Financial Information

  The consolidated financial statements for the quarters ended March 31, 1996 and 1995 are unaudited but include all adjustments (consisting of normal recurring entries) which Network considers necessary for fair presentation. Operating results for the quarter ended March 31, 1996 are not necessarily indicative of the results that may be expected for any future period.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash, Cash Equivalents and Short-Term Investments

  Network considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents, and investments with original maturities of greater than 90 days to be short-term investments. Effective January 1, 1995, Network adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"), which requires investments in debt and equity securities to be classified as either held to maturity, trading or available for sale. At December 31, 1995, short-term investments consist of $9.0 million of corporate debt securities, $6.8 million of Federal agency securities and $2.3 million of other debt securities. These securities are all classified as available for sale and have a weighted average maturity of 134 days. In accordance with SFAS 115, securities available for sale are recorded at fair market value and any unrealized gains or losses are reported as a separate component of shareholders' equity. At December 31, 1995 and March 31, 1996, estimated fair value equaled cost. Realized gains and losses are included in interest income and are not material.

 Inventories

  Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Inventories consist of the following:

                                               DECEMBER 31,
                                           ---------------------
                                                                  MARCH 31,
                                              1995       1994       1996
                                           ---------- ---------- -----------
                                                                 (UNAUDITED)
Raw materials and purchased parts......... $  367,641 $  385,788 $1,055,371
Work in process...........................     91,879    531,837     79,790
Finished goods............................  4,365,020    237,954  5,320,242
                                           ---------- ---------- ----------
                                           $4,824,540 $1,155,579 $6,455,403
                                           ========== ========== ==========

  Finished goods include $513,136, $122,506 and $758,943 of inventory in the hands of customers for evaluation at December 31, 1995 and 1994 and March 31, 1996, respectively.

                             NETWORK EXPRESS, INC.

(INFORMATION FOR THE QUARTERS ENDED MARCH 31, 1996 AND 1995 IS UNAUDITED)

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the useful lives of the related assets estimated to be 25 years for buildings, three years for computer equipment and three to ten years for other property and equipment. Property and equipment consist of the following:

                                                    DECEMBER 31,
                                                 -------------------
                                                                      MARCH 31,
                                                    1995      1994      1996
                                                 ---------- -------- -----------
                                                                     (UNAUDITED)
Land and buildings.............................. $  398,827 $    --  $  392,850
Computer equipment..............................  1,918,194  782,419  2,165,547
Other...........................................    510,265   17,036    507,015
                                                 ---------- -------- ----------
                                                  2,827,286  799,455  3,065,412
Less accumulated depreciation...................  1,329,700  389,455  1,488,868
                                                 ---------- -------- ----------
                                                 $1,497,586 $410,000 $1,576,544
                                                 ========== ======== ==========

 Foreign Currency Translation

  Assets and liabilities of Network's foreign subsidiaries are translated at the current exchange rate as of the balance sheet date. Revenue and expenses are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are excluded from net earnings and recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in results of operations in the periods in which they occur, and are immaterial for all periods presented.

 Revenue Recognition

  Network recognizes revenues from product sales upon shipment of product. Service revenues are deferred and recognized ratably over the contractual periods.

 Warranty

  Network generally warrants its products for periods ranging from 90 days to one year. Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized.

 Concentration of Credit Risk and Major Customers

  The majority of Network's revenues are derived from product sales to Japanese companies in the high technology industry. Accordingly, Network's accounts receivable are concentrated with respect to both geography and industry. Network performs ongoing credit evaluations of its customers and generally does not require collateral.

  Network sold approximately $15,634,000, $9,812,000 and $3,190,000 of products to Soliton Systems K.K., during the years ended December 31, 1995, 1994 and 1993, respectively. These sales accounted for approximately 82%, 88% and 79% of sales for 1995, 1994 and 1993, respectively. The unpaid balance of $421,044 and $1,934,030 is included in accounts receivable at December 31, 1995 and 1994, respectively.

 Software Development Costs

  Under the criteria set forth in Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, capitalization of software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological

                             NETWORK EXPRESS, INC.

feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. Amounts that could have been capitalized under this statement after consideration of the above factors were immaterial and, therefore, no software development costs have been capitalized by Network to date.

 Income Taxes

  Network applies the policies of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

 Net Income (Loss) Per Share

  Net income (loss) per common and common equivalent share is computed using the weighted average number of outstanding shares of common stock and dilutive common equivalent shares from stock options using the treasury stock method.

 Reclassifications

  Certain amounts is the consolidated financial statements of the prior periods have been reclassified in order to conform with the current presentation.

3. ACQUISITION OF FIVEMERE LIMITED

  On November 17, 1995, Network acquired the entire share capital of Fivemere Limited located in Aldershot, England. Fivemere is principally engaged in the development, marketing and support of ISDN based back-up products for leased-line networks used by businesses and organizations in the financial information services market. The total purchase price of $13,482,623 included a cash payment of $10 million, the issuance of 475,000 shares of Network Common Stock and acquisition costs of $917,623. The acquisition has been accounted for by the purchase method of accounting and, accordingly, the accompanying consolidated financial statements include the results of operations of Fivemere subsequent to the acquisition date.

  The fair value of the net assets and acquired in-process research and development was $2,227,276 and $8,653,000, respectively. Because the technological feasibility of the acquired in-process research and development had not yet been established and the in-process technology had no alternative use, this amount was immediately charged to operations in the fourth quarter of 1995. The excess of $2,602,347 of the acquisition price over such fair value has been recorded as goodwill and is being amortized over its estimated useful life of 5 years. At December 31, 1995 accumulated amortization was $62,742.

  The following unaudited pro forma summary presents the consolidated results of operations of Network as if the acquisition of Fivemere had occurred as of January 1, 1994 and does not purport to be indicative of the results that would have been reported had the acquisition been made as of such date or the results which may occur in the future.

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                         -----------------------
                                                            1995        1994
                                                         ----------- -----------
   Net sales............................................ $26,451,557 $19,340,085
   Net income...........................................     $97,971    $725,287
   Net income per share.................................        $.01        $.11

                             NETWORK EXPRESS, INC.

(INFORMATION FOR THE QUARTERS ENDED MARCH 31, 1996 AND 1995 IS UNAUDITED)

4. ACCRUED LIABILITIES

  Accrued liabilities consist of the following:

                                                    DECEMBER 31,
                                                 -------------------
                                                                      MARCH 31,
                                                    1995      1994      1996
                                                 ---------- -------- -----------
                                                                     (UNAUDITED)
Compensation and related costs.................. $  538,231 $254,633 $  427,914
Income taxes....................................    476,004   39,000    528,468
Warranty........................................    233,254   25,000    227,318
Deferred revenue................................    246,827      --     210,409
Other...........................................    514,978  392,387    706,600
                                                 ---------- -------- ----------
                                                 $2,009,294 $711,020 $2,100,709
                                                 ========== ======== ==========

5. STOCK PLANS

 Employee Stock Option Plans

  Network's 1991 Stock Option and 1995 Omnibus Equity plans (the "Employee Plans") authorize the granting of options to employees to purchase up to an aggregate of 1,000,000 and 440,000 shares of Network Common Stock, respectively. Under the Employee Plans, options generally are granted at the closing market price on the date of grant; become exercisable at the rate of 25% at the end of each of the years following the anniversary of the grant; and, if not exercised, expire in five to ten years from the date of grant. The Omnibus Equity Plan provides for the grant of stock awards and stock purchase rights. Activity under the Employee Plans was as follows:

                                                         NUMBER OF   PRICE PER
                                                          SHARES       SHARE
                                                         ---------  ------------
   Balance at December 31, 1992.........................   388,800  $0.25-$ 1.38
     Granted............................................   484,000  $0.25-$ 1.50
     Exercised..........................................  (196,400) $0.25-$ 1.25
     Canceled...........................................   (16,000)    $0.25
                                                         ---------  ------------
   Balance at December 31, 1993.........................   660,400  $0.94-$ 1.50
     Granted............................................   214,500  $1.50-$ 2.33
     Canceled...........................................   (35,000) $1.25-$ 1.55
                                                         ---------  ------------
   Balance at December 31, 1994.........................   839,900  $0.94-$ 2.33
     Granted............................................   573,000  $3.26-$17.50
     Exercised..........................................  (237,100) $0.94-$ 1.92
     Canceled...........................................  (149,250) $1.25-$ 9.88
                                                         ---------  ------------
   Balance at December 31, 1995......................... 1,026,550  $0.94-$17.50
     Granted (unaudited)................................   432,500  $5.00-$ 7.00
     Exercised (unaudited)..............................    (7,750) $0.94-$ 1.92
     Canceled (unaudited)...............................  (343,375) $1.84-$17.50
                                                         ---------  ------------
   Balance at March 31, 1996 (unaudited)................ 1,107,925  $0.94-$17.50
                                                         =========  ============
   Exercisable at March 31, 1996 (unaudited)............   279,675  $0.94-$ 7.38
                                                         =========  ============

  In February 1996, options to purchase 307,500 shares of Network Common Stock at prices ranging from $7.38 to $17.50 per share were cancelled and new options were granted at $5.00 per share.

                             NETWORK EXPRESS, INC.

(INFORMATION FOR THE QUARTERS ENDED MARCH 31, 1996 AND 1995 IS UNAUDITED)

 Non-Employee Directors Stock Option Plan

  On May 18, 1995, the shareholders approved the Non-Employee Directors Stock Option Plan (the "Director Plan") which provided for the granting of options to non-employee directors to purchase up to an aggregate of 60,000 shares of Network Common Stock. Under the Director Plan, each non-employee director who has been elected by the shareholders and is serving on the Board will receive an annual automatic grant option to purchase 2,000 shares of Network Common Stock. Options are granted at the closing market price on the date of grant; become exercisable at the rate of 33% at the end of each of the three years following the anniversary of the grant; and, if not exercised, expire in ten years from the date of grant. No grants have been made to date under the Directors Plan.

  In July 1995, the Board of Directors granted options to a newly appointed director to purchase an aggregate of 20,000 shares of Network Common Stock at $13.75 per share, the closing market price on the date of grant. The options become exercisable at the rate of 25% at the end of each of the four years following the anniversary of the grant; and, if not exercised, expire in ten years from the date of the grant.

 Employee Stock Purchase Plan

  On May 18, 1995, the shareholders approved the 1995 Employee Stock Purchase Plan which enables eligible employees to purchase an aggregate of 250,000 shares of Network Common Stock. Under the Employee Stock Purchase Plan, eligible employees may purchase Network Common Stock during six-month purchase periods commencing February 1 and August 1 of each year at a price per share of 85% of the closing market price on the first day of the purchase period. As of December 31, 1995, no stock has been purchased under the Plan.

6. EMPLOYEE BENEFIT PLAN

  Network has a 401(k) savings plan covering all domestic employees. Employees may make contributions equal to a percentage of salary, subject to Internal Revenue Service limitations. Network has not contributed to the plan to date.

7. COMMITMENTS

  Network leases its headquarters, other office facilities and equipment under noncancelable, long-term operating leases. Total expense was approximately $445,000, $224,000 and $98,000 for the years ended December 31, 1995, 1994 and
1993, respectively. The future minimum lease payments required under these operating leases for the years ending December 31 are as follows:

             1996............................ $521,000
             1997............................  300,000
             1998............................  160,000
                                              --------
                                              $981,000
                                              ========

                             NETWORK EXPRESS, INC.

(INFORMATION FOR THE QUARTERS ENDED MARCH 31, 1996 AND 1995 IS UNAUDITED)

8. INCOME TAXES

  The components of the provision for income taxes are as follows:

                                               1995        1994       1993
                                            -----------  ---------  ---------
   Federal statutory provision (benefit)... $(2,835,000) $ 163,500  $(306,100)
   Losses without tax benefit..............     183,000        --     300,400
   Permanent differences...................   2,978,000     20,900      5,700
   Decrease in valuation reserve due to
    utilization of tax benefits............    (172,800)  (184,400)       --
   Utilization of alternative minimum tax
    credits................................     (15,000)       --         --
   Rate differences........................      (1,911)       --         --
   Increase in valuation allowance due to
    alternative minimum tax................         --      15,000        --
                                            -----------  ---------  ---------
       Total provision for income taxes.... $   136,289  $  15,000  $     --
                                            ===========  =========  =========

  Network has net operating loss ("NOL") carryforwards of approximately $357,000 available for tax reporting purposes which can be used to offset future taxable income through the year 2008.

  The significant components of the net deferred income tax asset (liability) as of December 31 are as follows:

                                                             1995       1994
                                                           ---------  ---------
   Accrued liabilities.................................... $ 145,500  $  66,000
   Inventories............................................   149,200     25,600
   Accounts receivable....................................    12,100      9,800
   Valuation allowance....................................  (306,800)  (101,400)
                                                           ---------  ---------
       Net current deferred income taxes.................. $     --   $     --
                                                           =========  =========
   NOL carryforwards...................................... $ 121,400  $ 541,300
   Software costs.........................................    96,100        --
   Unamortized start-up costs.............................    12,900     51,600
   Alternative minimum tax credit carryforward............       --      15,000
   Other..................................................   (13,600)   (12,900)
   Valuation allowance....................................  (216,800)  (595,000)
                                                           ---------  ---------
       Net long-term deferred income taxes................ $     --   $     --
                                                           =========  =========

9. SHAREHOLDERS' EQUITY

  In May 1995, Network completed a public offering of 2,210,000 shares of Network Common Stock and received net proceeds of approximately $27.0 million. In June 1995, Network issued 129,353 shares of Network Common Stock and received proceeds of approximately $1.6 million pursuant to partial exercise of the over-allotment option granted to the underwriters in connection with the public offering. In connection with the public offering, warrants for the aggregate purchase of 450,000 shares of Network Common Stock were exercised from which Network received proceeds of approximately $750,000.

  On June 30, 1994, Network completed its initial public offering of 1,500,000 shares of Network Common Stock on the Vancouver Stock Exchange and received net proceeds of approximately $1.7 million.

                             NETWORK EXPRESS, INC.

(INFORMATION FOR THE QUARTERS ENDED MARCH 31, 1996 AND 1995 IS UNAUDITED)

  At December 31, 1995, Network had a note receivable of $151,050 that was made to enable an officer of Network to purchase 100,000 shares of Network's Common Stock. The note, including accrued interest thereon, was paid in full during the quarter ended March 31, 1996.

10. GEOGRAPHIC SEGMENT INFORMATION

  The following table sets forth information concerning the geographic segmentation in which the Network operates:

                                                   YEARS ENDED DECEMBER 31,
                                              ----------------------------------
                                                 1995        1994        1993
                                              ----------- ----------- ----------
   Net sales:
     Japan................................... $15,634,347 $ 9,811,661 $3,189,776
     United States...........................   2,285,372   1,300,945    822,550
     Europe..................................   1,077,561         --      16,740
                                              ----------- ----------- ----------
       Total................................. $18,997,280 $11,112,606 $4,029,066
                                              =========== =========== ==========
   Gross profit:
     Japan................................... $ 7,277,535 $ 4,037,217 $1,181,449
     United States...........................   1,050,806     678,301    432,508
     Europe..................................     584,306         --       7,963
                                              ----------- ----------- ----------
       Total................................. $ 8,912,647 $ 4,715,518 $1,621,920
                                              =========== =========== ==========
   Identifiable assets:
     Japan................................... $   530,379 $ 2,029,245 $  678,825
     United States...........................  26,860,311   4,008,241  2,405,244
     Europe..................................   4,889,680      98,329      4,039
                                              ----------- ----------- ----------
       Total................................. $32,280,370 $ 6,135,815 $3,088,108
                                              =========== =========== ==========

11.SUBSEQUENT EVENT

  On July 1, 1996, Network acquired certain assets and rights pertaining to the "Waverunner" product line of IBM Corporation for approximately $7 million. Network has accounted for this acquisition under the purchase method.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                            CABLETRON SYSTEMS, INC.

                      CABLETRON SYSTEMS OF MICHIGAN, INC.

                                      AND

                             NETWORK EXPRESS, INC.

                            DATED AS OF MAY 21, 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS

 ARTICLE I The Merger.....................................................   1
    Section 1.1  The Merger..............................................    1
    Section 1.2  Effective Time..........................................    2
    Section 1.3  Effect of the Merger....................................    2
    Section 1.4  Articles of Incorporation, By-Laws......................    2
    Section 1.5  Directors and Officers..................................    3
    Section 1.6  Effect on Capital Stock.................................    3
    Section 1.7  Exchange of Certificates................................    5
    Section 1.8  Stock Transfer Books....................................    7
    Section 1.9  No Further Ownership Rights in Company Common Stock.....    7
    Section 1.10 Lost, Stolen or Destroyed Certificates..................    7
    Section 1.11 Tax and Accounting Consequences.........................    7
    Section 1.12 Taking of Necessary Action; Further Action..............    7
    Section 1.13 Material Adverse Effect.................................    8
 ARTICLE II Representations and Warranties of the Company................    8
    Section 2.1  Organization and Qualification; Subsidiaries............    8
    Section 2.2  Certificate of Incorporation and By-Laws................    9
    Section 2.3  Capitalization..........................................    9
    Section 2.4  Authority Relative to this Agreement....................   10
    Section 2.5  No Conflict; Required Filings and Consents..............   10
    Section 2.6  Compliance, Permits.....................................   12
    Section 2.7  SEC Filings; Financial Statements.......................   12
    Section 2.8  Absence of Certain Changes or Events....................   13
    Section 2.9  No Undisclosed Liabilities..............................   13
    Section 2.10 Absence of Litigation...................................   14
    Section 2.11 Employee Benefit Plans, Employment Agreements...........   14
    Section 2.12 Labor Matters...........................................   15
    Section 2.13 Registration Statement, Joint Proxy
                 Statement/Prospectus....................................   16
    Section 2.14 Restrictions on Business Activities.....................   16
    Section 2.15 Title to Property.......................................   17
    Section 2.16 Taxes...................................................   17
    Section 2.17 Environmental Matters...................................   18
    Section 2.18 Intellectual Property...................................   19
    Section 2.19 Interested Party Transactions...........................   21
    Section 2.20 Insurance...............................................   21
    Section 2.21 Pooling Matters.........................................   21
    Section 2.22 Opinion of Financial Advisor............................   21
    Section 2.23 Brokers.................................................   21
    Section 2.24 Change in Control Payments..............................   21
    Section 2.25 Expenses................................................   22
 ARTICLE III Representations and Warranties of Parent and Merger Sub.....   22
    Section 3.1  Organization and Qualification; Subsidiaries............   22
    Section 3.2  Charter and By-Laws.....................................   22
    Section 3.3  Capitalization..........................................   22
    Section 3.4  Authority Relative to this Agreement....................   23
    Section 3.5  No Conflict, Required Filings and Consents..............   23
    Section 3.6  Compliance; Permits.....................................   25

    Section 3.7  SEC Filings; Financial Statements.......................   25
    Section 3.8  Absence of Certain Changes or Events....................   26
    Section 3.9  No Undisclosed Liabilities..............................   26
    Section 3.10 Absence of Litigation...................................   26
    Section 3.11 Employee Benefit Plans; Employment Agreements...........   27
    Section 3.12 Labor Matters...........................................   28
    Section 3.13 Registration Statement; Joint Proxy
                 Statement/Prospectus....................................   28
    Section 3.14 Restrictions on Business Activities.....................   28
    Section 3.15 Title to Property.......................................   29
    Section 3.16 Insurance...............................................   29
    Section 3.17 Pooling Matters.........................................   29
    Section 3.21 Brokers.................................................   30
    Section 3.22 Interested Party Transactions...........................   31
    Section 3.23 Ownership of Merger Sub; No Prior Activities............   31
 ARTICLE IV Conduct of Business Pending the Merger.......................   31
    Section 4.1  Conduct of Business by the Company Pending the Merger...   31
    Section 4.2  No Solicitation.........................................   33
    Section 4.3  Conduct of Business by Parent Pending the Merger........   35
 ARTICLE V Additional Agreements.........................................   35
    Section 5.1  HSR Act.................................................   35
    Section 5.2  Joint Proxy, Statement Prospectus; Registration
                 Statement...............................................   35
    Section 5.3  Stockholder Meeting.....................................   36
    Section 5.4  Access to Information; Confidentiality..................   36
    Section 5.5  Consents; Approvals.....................................   36
    Section 5.6  Agreements with Respect to Affiliates...................   37
    Section 5.7  Indemnification and Insurance...........................   37
    Section 5.8  Notification of Certain Matters.........................   38
    Section 5.9  Further Action/Tax Treatment............................   38
    Section 5.10 Public Announcements....................................   39
    Section 5.11 Conveyance Taxes........................................   39
    Section 5.12 Accountants' Letters....................................   39
    Section 5.13 Pooling Accounting Treatment............................   39
    Section 5.14 Nasdaq Listing..........................................   40
    Section 5.15 Listing of Parent Shares................................   40
 ARTICLE VI Conditions to the Merger......................................  40
    Section 6.1  Conditions to Obligation of Each Party to Effect the
                 Merger..................................................   40
    Section 6.2  Additional Conditions to Obligations of Parent and
                 Merger Sub..............................................   41
    Section 6.3  Additional Conditions to Obligation of the Company......   42
 ARTICLE VII Termination.................................................   43
    Section 7.1  Termination.............................................   43
    Section 7.2  Effect of Termination...................................   45
    Section 7.3  Fees and Expenses.......................................   45
 ARTICLE VIII General Provisions.........................................   46
    Section 8.1  Effectiveness of Representations, Warranties and
                 Agreements; Knowledge, Etc..............................   46
    Section 8.2  Notices.................................................   47
    Section 8.3  Certain Definitions.....................................   48

    Section 8.4  Amendment................................................   49
    Section 8.5  Waiver...................................................   49
    Section 8.6  Headings.................................................   49
    Section 8.7  Severability.............................................   49
    Section 8.8  Entire Agreement.........................................   50
    Section 8.9  Assignment; Guarantee of Merger Sub......................   50
    Section 8.10 Parties in Interest......................................   50
    Section 8.11 Failure or Indulgence Not Waiver; Remedies Cumulative....   50
    Section 8.12 Governing Law............................................   50
    Section 8.13 Counterparts.............................................   50

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER, dated as of May 21, 1996 (this "Agreement"), among Cabletron Systems, Inc., a Delaware corporation ("Parent"), Cabletron Systems of Michigan, Inc., a Michigan corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Network Express, Inc., a Michigan corporation (the "Company").

                                  WITNESSETH:

  WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is advisable and in the best interests of their respective Shareholders for Parent to enter into a business combination with the Company upon the terms and subject to the conditions set forth herein;

  WHEREAS, in furtherance of such combination, the Boards of Directors of Parent and Merger Sub have each approved the merger of Merger Sub with and into the Company (the "Merger") in accordance with the applicable provisions of the Michigan Business Corporation Act (the "MBCA") and the Board of Directors of the Company has approved the Merger in accordance with the applicable provisions of the MBCA, and upon the terms and subject to the conditions set forth herein;

  WHEREAS, Parent, Merger Sub and the Company intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder; and

  WHEREAS, pursuant to the Merger, each outstanding share (a "Share") of the Company's common stock, without par value (the "Company Common Stock"), shall be converted into the right to receive the Merger Consideration (as defined in Section 1.7(b)), upon the terms and subject to the conditions set forth herein;

  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

                                   ARTICLE I

                                  The Merger

  Section 1.1 The Merger.

  (a) Effective Time. At the Effective Time (as defined in Section 1.2), and subject to and upon the terms and conditions of this Agreement, and the MBCA, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

  (b) Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section
7.1 and subject to the satisfaction or waiver of the conditions set forth in
Article VI, the consummation of the Merger will take place as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions set forth in Article VI, at the offices of Ropes & Gray, One International Place, Boston, Massachusetts, unless another date, time or place is agreed to in writing by the parties hereto.

  Section 1.2 Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VI, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger as contemplated by the MBCA (the "Certificates of Merger"), together with any required related certificates, with the Department of Commerce of the State of Michigan, in such form as required by, and executed in accordance with the relevant provisions of the MBCA (the time of such filing being the "Effective Time").

  Section 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

  Section 1.4 Articles of Incorporation, By-Laws.

  (a) Articles of Incorporation. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with the MBCA and such Articles of Incorporation.

  (b) By-Laws. Unless otherwise determined by Parent prior to the Effective Time, the By-Laws of the Company, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with the MBCA, the Articles of Incorporation of the Surviving Corporation and such By-Laws.

  Section 1.5 Directors and Officers. The Board of Directors of Merger Sub immediately prior to the Effective Time shall be the initial Board of Directors of the Surviving Corporation, each member to hold office in accordance with the Articles of Incorporation and By-Laws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

  Section 1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent, Merger Sub, the Company or the holders of any of the following securities:

    (a) Conversion of Securities. Each Share issued and outstanding immediately prior to the Effective Time (excluding any Shares to be canceled pursuant to Section 1.6(b)) shall be converted, subject to Section 1.6(f), into the right to receive 0.1388 shares (the "Exchange Ratio") of validly issued, fully paid and nonassessable shares ("Parent Shares") of the Common Stock, $.01 par value, of Parent ("Parent Common Stock").

    (b) Cancellation. Each Share held in the treasury of the Company and each Share owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or Parent immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

    (c) Stock Options; Employee Stock Purchase Plan.

      (i) At the Effective Time, each outstanding option to purchase Company Common Stock (a "Stock Option") granted under (A) the Company's 1995 Omnibus Equity Plan, (B) the Company's 1991 Stock Option Plan or
    (C) the individual stock option granted by the Company to Mr. Kalkhoven, in July 1995 (collectively, the "Company Stock Option Plans"), whether vested or unvested, shall be deemed assumed by Parent and deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Stock Option prior to the Effective Time, the number (rounded down to the nearest whole number) of Parent Shares as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (not taking into account whether or not such option was in fact exercisable), at a price per share equal to (x) the aggregate exercise price for Company Common

    Stock otherwise purchasable pursuant to such Stock Option divided by
    (y) the number of Parent Shares deemed purchasable pursuant to such Stock Option. The Company shall not commence any "Purchase Periods" under its Employee Stock Purchase Plan ("ESPP") after February 1, 1996, shall apply all amounts deducted and withheld thereunder to purchase shares of the Company Common Stock in accordance with the provisions thereof, and shall terminate the ESPP as of the Effective Time. Parent shall have no duty or obligation in respect of the ESPP or the rights granted thereunder. In the event the Effective Time occurs prior to the end of the "Purchase Period" which commenced February 1, 1996, each Stock Option granted to an individual under the ESPP shall be deemed assumed by Parent and deemed to constitute an option to acquire, on the same terms and conditions (except as hereinafter set forth) as were applicable under such Stock Option immediately prior to the Effective Time, the number (rounded down to the nearest whole number) of Parent Shares purchasable by applying the amount of plan-related payroll deductions standing to the credit of the individual on the last business day of the Purchase Period (as that term is defined in the ESPP) in which the Effective Time occurs (the "purchase date") toward the purchase of Parent Shares on the purchase date at a per-share price equal to the lesser of (I) 85% of the fair market value of a share of Company Common Stock at the beginning of such Purchase Period divided by the Exchange Ratio and (II) 85% of the fair market value of a Parent Share on the purchase date.

      (ii) As soon as practicable after the Effective Time, Parent shall deliver to each holder of an outstanding Stock Option an appropriate notice setting forth such holder's rights pursuant thereto, and such Stock Option shall continue in effect on the same terms and conditions.

      (iii) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Shares for delivery pursuant to the terms set forth in this Section 1.6(c).

      (iv) Subject to any applicable limitations under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), Parent shall either (A) file a Registration Statement on Form S-8 (or any successor form), effective as of the Effective Time, with respect to the shares of Parent Common Stock issuable upon exercise of the Stock Options, or (B) file any necessary amendments to the Company's previously-filed Registration Statement on Form S-8 in order that the Parent will be deemed a "successor registrant" thereunder, and, in either event the Parent shall use all reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses relating thereto) for so long as such options shall remain outstanding.

    (d) Capital Stock of Merger Sub. Each share of common stock, without par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, without par value, of the Surviving Corporation.

    (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be equitably adjusted to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock occurring after the date hereof and prior to the Effective Time.

    (f) Fractional Shares. No certificates or scrip representing less than one Parent Share shall be issued upon the surrender for exchange of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates"). In lieu of any such fractional share, each holder of Shares who would otherwise have been entitled to a fraction of a Parent Share upon surrender of Certificates for exchange shall be paid, upon such surrender, cash (without interest) determined by multiplying (i) the per share closing price on the New York Stock Exchange of Parent Common Stock on the date of the Effective Time by
  (ii) the fractional interest of Parent Common Stock to which such holder would otherwise be entitled. As soon as practicable after determining the amount of cash, if any, to be paid to former holders of Company Common Stock with respect to any fractional shares of Parent Common Stock, the Exchange Agent shall promptly pay such amounts to such holders in accordance with Article I. Parent will make available to the Exchange Agent the cash necessary for this purpose.

  Section 1.7 Exchange of Certificates.

  (a) Exchange Agent. Parent shall supply, or shall cause to be supplied, to or for the account of Boston Equiserve, or such other bank or trust company as shall be designated by Parent and reasonably satisfactory to the Company (the "Exchange Agent"), in trust for the benefit of the holders of Company Common Stock, for exchange in accordance with this Section 1.7, through the Exchange Agent, certificates evidencing the Parent Shares issuable pursuant to Section
1.6 in exchange for outstanding Shares.

  (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent will instruct the Exchange Agent to mail to each holder of record of Certificates (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify), and (ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing Parent Shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole Parent Shares which such holder has the right to receive in accordance with the Exchange Ratio in respect of the Shares formerly evidenced by such Certificate, (B) any dividends or other distributions to which such holder is entitled pursuant to Section 1.7(c), and (C) cash in respect of fractional shares as provided in Section 1.6(f) (the Parent Shares, dividends, distributions and cash being, collectively, the "Merger Consideration"), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company as of the Effective Time, the Merger Consideration may be issued and paid in accordance with this Article I to a transferee if the Certificate evidencing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 1.7(b) and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Shares of Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends and subject to Section 1.6(f), to evidence the ownership of the number of full Parent Shares into which such shares of Company Common Stock shall have been so converted. Parent Shares issued in the Merger shall be issued as of and deemed to be outstanding as of the Effective Time. Parent shall cause all such Parent Shares issued in accordance with the Merger to be duly authorized, validly issued, fully paid and nonassessable.

  (c) Distributions With Respect to Unexchanged Parent Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Shares they are entitled to receive until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole Parent Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Shares and (ii) at the appropriate payment date, the amount of dividend or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender.

  (d) Transfers of Ownership. If any certificate for Parent Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition to the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for Parent Shares in any name other than that of the registered holder of the certificate surrendered, or have established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

  (e) No Liability. Neither Parent, Merger Sub nor the Company shall be liable to any holder of Company Common Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  (f) Withholding Rights. Parent or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

  Section 1.8 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of Company Common Stock thereafter on the records of the Company.

  Section 1.9 No Further Ownership Rights in Company Common Stock. The Merger Consideration delivered upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

  Section 1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Parent Shares as may be required pursuant to Section 1.6 as well as the other Merger Consideration as provided in this Article; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

  Section 1.11 Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of Section 368 of the Code and (ii) qualify for accounting treatment as a pooling of interests. The parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

  Section 1.12 Taking of Necessary Action; Further Action. Each of Parent, Merger Sub and the Company will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as practicable, unless in the case of the Company, in the opinion of the Board of Directors of the Company, refraining from the taking of such action is required in the discharge of its fiduciary duties under applicable law (after receiving advice from its independent legal counsel to such effect). If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

  Section 1.13 Material Adverse Effect. When used in connection with the Company or any of its subsidiaries, or Parent or any of its subsidiaries, as the case may be, the term "Material Adverse Effect" means any change, effect or circumstance that, individually or when taken together with all other such changes, effects or circumstances that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, (a) is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), financial condition or results of operations of the Company and its subsidiaries or Parent and its subsidiaries, as the case may be, in each case taken as a whole, or (b) is or is reasonably likely to prevent the consummation of the transactions contemplated hereby.

                                  ARTICLE II

                 Representations and Warranties of the Company

  The Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in the written disclosure schedule delivered on or prior to the date hereof by the Company to Parent that is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this
Article II (the "Company Disclosure Schedule"):

  Section 2.1 Organization and Qualification; Subsidiaries. Each of the Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and Approvals could not reasonably be expected to have a Material Adverse Effect. Each of the Company and each of its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not reasonably be expected to have a Material Adverse Effect. A true and complete list of all of the Company's subsidiaries, together with the jurisdiction of incorporation of each subsidiary, the authorized capitalization of each subsidiary, and the percentage of each subsidiary's outstanding capital stock owned by the Company or another subsidiary, is set forth in Section 2.1 of the Company Disclosure Schedule. Except as set forth in Section 2.1 of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, with respect to which interest the Company has invested or is required to invest $100,000 or more, excluding securities in any publicly traded company held for investment by the Company and comprising less than five percent of the outstanding stock of such company.

  Section 2.2 Certificate of Incorporation and By-Laws. The Company has heretofore furnished to Parent a complete and correct copy of its Articles of Incorporation and By-Laws as amended to date, and has furnished or made available to Parent the Articles of Incorporation and By-Laws (or equivalent organizational documents) of each of its subsidiaries (the "Subsidiary Documents"). Such Articles of Incorporation, By-Laws and Subsidiary Documents are in full force and effect. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its Articles of Incorporation or By-Laws or Subsidiary Documents, except for immaterial violations of the Subsidiary Documents which may exist.

  Section 2.3 Capitalization. The authorized capital stock of the Company consists of (1) 20,000,000 shares of Company Common Stock and (2) 100,000 shares of preferred stock, without par value, none of which is issued and outstanding and none of which is held in treasury. As of March 31, 1996, (i) 10,230,089 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, and no shares were held in treasury, (ii) no shares of Company Common Stock were held by subsidiaries of the Company, and (iii) 1,061,050 shares of Company Common Stock were reserved for future issuance pursuant to outstanding stock options granted under the Company Stock Option Plans. No material change in such capitalization has occurred between March 31, 1996 and the date hereof. Except as set forth in Section 2.3 or Section 2.11 of the Company Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in Section
2.3 of the Company Disclosure Schedule, there are no obligations, contingent or otherwise, of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution, guaranty or otherwise) in any such subsidiary or any other entity. Except as set forth in Sections 2.1 and 2.3 of the Company Disclosure Schedule, all of the outstanding shares of capital stock of each of the Company's subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and all such shares are owned by the Company or another subsidiary of the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company's voting rights, charges or other encumbrances of any nature whatsoever (collectively, "Liens"). There are no outstanding options under the Company's 1991 Stock Option Plan for Non-Employee Directors and Consultants. There are no vested options outstanding under the Company's 1995 Non-Employee Stock Option Plan, and no outstanding options are scheduled to vest prior to May 14, 1997. Upon the Effective Time pursuant to the terms of the Agreement, the service of all current directors of the Company who are not directors of Merger Sub will terminate and all outstanding options under the 1995 Non-Employee Stock Option Plan granted to such directors will terminate pursuant to the terms of such plan without further action by the Company.

  Section 2.4 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the approval of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote in accordance with the MBCA and the Company's Articles of Incorporation and By-Laws). The Board of Directors of the Company has determined that it is advisable and in the best interest of the Company's Shareholders for the Company to enter into a business combination with Parent upon the terms and subject to the conditions of this Agreement, and has unanimously recommended that the Company's Shareholders approve and adopt this Agreement and the Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, as applicable, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

  Section 2.5 No Conflict; Required Filings and Consents.

  (a) Section 2.5(a) of the Company Disclosure Schedule includes a list of (i) all loan agreements, indentures, mortgages, pledges, conditional sale or title retention agreements, security agreements, guaranties, standby letters of credit, equipment leases or lease purchase agreements to which the Company or any of its subsidiaries is a party or by which any of them is bound, other than office equipment and vehicle leases in an aggregate amount not exceeding $200,000; (ii) all contracts, agreements, commitments or other understandings or arrangements to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets are bound or affected, but excluding contracts, agreements, commitments or other understandings or arrangements entered into in the ordinary course of business and involving, in each case, payments or receipts by the Company or any of its subsidiaries of less than $100,000 in any single instance; and (iii) all agreements which, as of the date hereof, are required to be filed as "material contracts" with the Securities Exchange Commission ("SEC") pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and the SEC's rules and regulations thereunder (the "Exchange Act").

  (b) Except as disclosed in Section 2.5(b) of the Company Disclosure Schedule, (i) neither the Company nor any of its subsidiaries has breached, is in default under, or has received written notice of any breach of or default under, any of the agreements, contracts or other instruments referred to in clauses (i), (ii) or (iii) of Section 2.5(a), (ii) to the best knowledge of the Company, no other party to any of the agreements, contracts or other instrument referred to in clauses (i), (ii) or (iii) of Section 2.5 (a) has breached or is in default of any of its obligations thereunder, and (iii) each of the agreements, contracts and other instruments referred to in clauses
(i), (ii) or (iii) of Section 2.5(a) is in full force and effect, except in any such case under clauses (i), (ii) or (iii) of this Section 2.5(b) for breaches, defaults or failures to be in full force and effect that has not had and could not reasonably be expected to have a Material Adverse Effect.

  (c) Except as set forth in Section 2.5(c) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the Articles of Incorporation or By-Laws of the Company, (ii) conflict with or violate any federal, foreign, state or provincial law, rule, regulation, order, judgment or decree (collectively, "Laws") applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default under), or impair the Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except in any such case under clauses (i),
(ii) or (iii) of this Section 2.5(c) for any such conflicts, violations, breaches, defaults or other occurrences that could not reasonably be expected to have a Material Adverse Effect.

  (d) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, foreign, state or provincial governmental or regulatory authority except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities laws ("Blue Sky Laws"), the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), any required foreign anti-trust or similar filings and the filing and recordation of appropriate merger or other documents as required by the MBCA, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent consummation of the Merger, or otherwise prevent the Company from performing its obligations under this Agreement, or would not otherwise have a Material Adverse Effect. As provided by Section 762(2)(b) of the MBCA, no shareholder is entitled to dissent from the Merger. Neither the Articles of Incorporation or Bylaws provide the shareholders with, nor has the board provided, pursuant to resolution or otherwise, the shareholders with, a right to dissent from the Merger in accordance with the provisions of Section 762 of the MBCA.

  Section 2.6 Compliance, Permits.

  (a) Except as disclosed in Section 2.6(a) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any Law applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except in any such case under clauses (i) or
(ii) of this Section 2.6(a) for any such conflicts, defaults or violations which could not reasonably be expected to have a Material Adverse Effect.

  (b) Except as disclosed in Section 2.6(b) of the Company Disclosure Schedule, the Company and its subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, orders and approvals from governmental authorities which are material to the operation of the business of the Company and its subsidiaries taken as a whole as it is now being conducted (collectively, the "Company Permits"). The Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

  Section 2.7 SEC Filings; Financial Statements.

  (a) The Company has filed all forms, reports and documents required to be filed with the SEC and has made available to Parent (i) its Annual Reports on Form 10-KSB for the fiscal years ended December 31, 1995 and 1994, (ii) its Quarterly Reports on Form 10-QSB for the periods ended September 30, 1994, March 31, 1995, June 30, 1995, September 30, 1995, and March 31, 1996 and
(iii) its Registration Statement on Form SB-2, No. 33-77694 as declared effective by the SEC on May 13, 1994, its Registration Statement on Form SB-2, No. 33-83552 as declared effective by the SEC on October 14, 1994 and its Registration Statement on Form S-1, No. 33-91140 as declared effective by the SEC on May 17, 1995, (iv) all proxy statements relating to the Company's meetings of Shareholders (whether annual or special) since January 1, 1994 (v) all other reports or registration statements filed by the Company with the SEC, and (vi) all amendments and supplements to all such reports and registration statements filed by the Company with the SEC (collectively, the "Company SEC Reports"). Except as disclosed in Section 2.7 of the Company Disclosure Schedule, the Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

  (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presents in all material respects the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows and stockholder equity for the periods indicated, except that the unaudited interim financial statements may not include footnotes and were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

  Section 2.8 Absence of Certain Changes or Events. Except as set forth in
Section 2.8 of the Company Disclosure Schedule or the Company SEC Reports, since January 1, 1996, the Company has conducted its business in the ordinary course and there has not occurred: (a) any Material Adverse Effect; (b) any amendments or changes in the Articles of Incorporation or By-laws of the Company; (c) any damage to, destruction or loss of any asset of the Company (whether or not covered by insurance) that could reasonably be expected to have a Material Adverse Effect; (d) any material change by the Company in its accounting methods, principles or practices; (e) any material revaluation by the Company of any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (f) any other action or event that would have required the consent of Parent pursuant to Section 4.1 had such action or event occurred after the date of this Agreement; or (g) any sale of a material amount of property or assets of the Company or any of its subsidiaries, except in the ordinary course of business.

  Section 2.9 No Undisclosed Liabilities. Except as is disclosed in Section
2.9 of the Company Disclosure Schedule or the Company's SEC Reports, neither the Company nor any of its subsidiaries has any liabilities required to be disclosed or provided for in a balance sheet (or in the notes thereto) prepared in accordance with generally accepted accounting principles (absolute, accrued, contingent or otherwise), except liabilities (a) in the aggregate adequately provided for in the Company's audited balance sheet (including any related notes thereto) for the fiscal year ended December 31, 1995 contained in the Company's Annual Report on Form 10-KSB (the "1995 Company Balance Sheet"), (b) incurred since December 31, 1995 in the ordinary course of business consistent with past practice, (c) incurred in connection with this Agreement, or (d) which could not reasonably be expected to have a Material Adverse Effect.

  Section 2.10 Absence of Litigation. Except as set forth in Section 2.10 of the Company Disclosure Schedule, there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the

Company, threatened against the Company or any of its subsidiaries, or any properties or rights of the Company or any of its subsidiaries, before any federal, foreign, state or provincial court, arbitrator or administrative, governmental or regulatory authority or body that could reasonably be expected to have a Material Adverse Effect.

  Section 2.11 Employee Benefit Plans, Employment Agreements.

  (a) Section 2.11 (a) of the Company Disclosure Schedule lists all employee pension plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), all employee welfare plans (as defined in Section 3(1) of ERISA, and all other material bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, programs or arrangements, and any employment, executive compensation, consulting or severance agreements, written or otherwise, for the benefit of, or relating to, any current or former employee (including any beneficiary of any such employee) of, or any current or former consultant (including any beneficiary of any such consultant) to, the Company, any trade or business (whether or not incorporated) which is a member of a controlled group including the Company or which is under common control with the Company (an "ERISA Affiliate") within the meaning of Section 414 of the Code, or any subsidiary of the Company under which the Company currently has a liability, as well as each plan with respect to which the Company or an ERISA Affiliate could incur liability under Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA (all such plans, practices and programs are referred to as the "Company Employee Plans"). There have been made available to Parent copies of (i) each such written Company Employee Plan (other than those referred to in Section 4(b)(4) of ERISA), and (ii) the most recent annual report on Form 5500 series, with accompanying schedules and attachments, filed with respect to each Company Employee Plan required to make such a filing.

  (b) (i) Except in each case as set forth in Section 2.11(b) of the Company Disclosure Schedule, none of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, and neither the Company nor any ERISA Affiliate has ever maintained, contributed to, or been required to contribute to, any plan that is or was a "multi-employer plan" as such term is defined in Section 3(37) of ERISA, a pension plan subject to Title IV of ERISA or a plan subject to Part 3 of Title I of ERISA;
(ii) there has been no "prohibited transaction," as such term is defined in
Section 406 of ERISA and Section 4975 of the Code, with respect to any Company Employee Plan, which could result in any material liability of the Company or any of its subsidiaries; (iii) all Company Employee Plans are in compliance in all material respects with the requirements prescribed by any and all Laws (including ERISA and the Code), currently in effect with respect thereto (including all applicable requirements for notification to participants or the Department of Labor, Internal Revenue Service (the "IRS") or Secretary of the Treasury), and the Company and each of its subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Company Employee Plans; (iv) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the IRS, and nothing has occurred which may reasonably be expected to impair such determination; (v) there are no lawsuits or other claims (other than claims for benefits in the ordinary course) pending or, to the best knowledge of the Company, threatened with respect to any Company Employee Plan.

  (c) Section 2.3 or Section 2.11(c) of the Company Disclosure Schedule sets forth a true and complete list of each current or former employee, officer or director of the Company or any of its subsidiaries who holds (i) any option to purchase Company Common Stock as of the date hereof, together with the number of shares of Company Common Stock subject to such option, the option price of such option (to the extent determined as of the date hereof), whether such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code (an "ISO"), and the expiration date of such option; (ii) any other right, directly or indirectly, to acquire Company Common Stock, together with the number of shares of Company Common Stock subject to such right. Section 2.3 or Section 2.11(c) of the Company Disclosure Schedule also sets forth the total number of such ISOs, such nonqualified options and such other rights.

  (d) Section 2.11(d) of the Company Disclosure Schedule sets forth a true and complete list of: (i) all employment agreements with officers of the Company or any of its subsidiaries; (ii) all agreements with consultants who are individuals obligating the Company or any of its subsidiaries to make annual cash payments in an amount exceeding $150,000; (iii) all employees of, or consultants to, the Company or any of its subsidiaries who have executed a non-competition agreement with the Company or any of its subsidiaries; (iv) all severance agreements, programs and policies of the Company or any of its subsidiaries with or relating to its employees, in each case with outstanding commitments exceeding $150,000, excluding programs and policies required to be maintained by law; and (v) all plans, programs, agreements and other arrangements of the Company or any of its subsidiaries with or relating to its employees which contain change in control provisions.

  Section 2.12 Labor Matters. Except as set forth in Section 2.12 of the Company Disclosure Schedule: (i) there are no controversies pending or, to the knowledge of the Company or any of its subsidiaries, threatened, between the Company or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to have a Material Adverse Effect; (ii) neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its subsidiaries, nor does the Company or any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees; and (iii) neither the Company nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or any of its subsidiaries.

  Section 2.13 Registration Statement, Joint Proxy
Statement/Prospectus. Subject to the accuracy of the representations of Parent in Section 3.13, the information supplied by the Company for inclusion in the Registration Statement (as defined in Section 3.13) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion in the joint proxy statement/prospectus to be sent to the Shareholders of the Company in connection with the meeting of the Shareholders of the Company to consider the Merger (the "Stockholder Meeting") (such joint proxy statement/prospectus as amended or supplemented is referred to herein as the "Joint Proxy Statement/Prospectus"), will not, on the date the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to Shareholders, at the time of the Stockholder Meeting, or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statements made therein not false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its respective affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, the Company shall promptly inform Parent and Merger Sub. The Joint Proxy Statement/ Prospectus shall comply in all material respects as to form with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

  Section 2.14 Restrictions on Business Activities. Except for this Agreement or as set forth in Section 2.14 of the Company Disclosure Schedule, to the best of the Company's knowledge, there is no agreement, judgement, injunction, order or decree binding upon the Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company or any of its subsidiaries, any acquisition of property by the Company or any of its subsidiaries or the conduct of business by the Company or any of its subsidiaries as currently conducted or as proposed to be conducted by the Company, except for any prohibition or impairment as could not reasonably be expected to have a Material Adverse Effect.

  Section 2.15 Title to Property. Except as set forth in Section 2.15 of the Company Disclosure Schedule, the Company and each of its subsidiaries have good and defensible title to all of their properties and assets, free and clear of all liens, charges and encumbrances, except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which could not reasonably be expected to have a Material Adverse Effect; and, except as set forth in Section 2.15 of the Company Disclosure Schedule to the knowledge of the Company, all leases pursuant to which the Company or any of its subsidiaries lease from others material amounts of real or personal property, are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of the Company, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default could not reasonably be expected to have a Material Adverse Effect.

  Section 2.16 Taxes.

  (a) For purposes of this Agreement, "Tax" or "Taxes" shall mean taxes, fees, levies, duties, tariffs, imposts, and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including (without limitation) (i) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and (ii) interest, penalties, additional taxes and additions to tax imposed with respect thereto; and "Tax Returns" shall mean returns, reports, and information statements with respect to Taxes required to be filed with the IRS or any other federal, foreign, state or provincial taxing authority, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns.

  (b) Other than as disclosed in Section 2.16(b) of the Company Disclosure Schedule, (i) the Company and its subsidiaries have timely filed all Tax Returns required to be filed by them, (ii) the Company and its subsidiaries have paid and discharged all Taxes due and have withheld all Taxes required to be withheld with respect to employees in connection with or with respect to the periods or transactions covered by such Tax Returns and have paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings (to the extent that any such proceedings are required) and with respect to which the Company is maintaining adequate reserves, and
(iii) there are no other Taxes that would be due if asserted by a taxing authority, except with respect to which the Company is maintaining reserves to the extent currently required unless the failure to do so could not reasonably be expected to have a Material Adverse Effect. Except as does not involve or would not result in liability to the Company or any of its subsidiaries that could reasonably be expected to have a Material Adverse Effect: (i) there are no tax liens on any assets of the Company or any subsidiary thereof; (ii) neither the Company nor any of its subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax; (iii) neither the Company nor any of its subsidiaries has received any written notice of any Tax deficiency outstanding, proposed or assessed against the Company or any of its subsidiaries, or of any audit or other examination threatened, proposed or currently in progress of any Tax Return of the Company or any of its subsidiaries; (iv) there is no contract, agreement plan or arrangement, including but not limited to the provisions of the Agreement, covering any employee or former employee of the Company or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G or subject to the excise tax pursuant to Section 4999 of the Code; (v) neither the Company nor any of its subsidiaries is a party to or bound by any tax indemnity, tax sharing or tax allocation agreements; (vi) neither the Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company; and (vii) except for the group of which the Company and its subsidiaries are now presently members, neither the Company nor any of its subsidiaries has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code. The accruals and reserves for Taxes (including deferred taxes) reflected in the 1995 Company Balance Sheet are adequate to cover all Taxes required to be accrued through the date thereof (including interest and penalties, if any, thereon and Taxes being contested) in accordance with generally accepted accounting principles.

  (c) Neither the Company nor any of its subsidiaries is, or has been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. To the best knowledge of the Company, neither the Company nor any of its subsidiaries owns any property of a character, the indirect transfer of which, pursuant to this Agreement, would give rise to any material documentary, stamp or other transfer tax.

  Section 2.17 Environmental Matters. Except as set forth in Section 2.17 of the Company Disclosure Schedule, and except in all cases as, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect, the Company and each of its subsidiaries: (i) have obtained all Approvals which are required to be obtained under all applicable federal, state, foreign or local laws or any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic materials or wastes into ambient air, surface water, ground water, or land or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants or hazardous or toxic materials or wastes by the Company or its subsidiaries or their respective agents ("Environmental Laws"); (ii) are in compliance with all terms and conditions of such required Approvals, and also are in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in applicable Environmental Laws; (iii) as of the date hereof, are not aware of nor have received notice of any past or present violations of Environmental Laws or any event, condition, circumstance, activity, practice, incident, action or plan which is reasonably likely to interfere with or prevent continued compliance with or which would give rise to any common law or statutory liability, or otherwise form the basis of any claim, action, suit or proceeding, against the Company or any of its subsidiaries based on or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge or release into the environment, of any pollutant, contaminant or hazardous or toxic material or waste; and (iv) have taken all actions necessary under applicable Environmental Laws to register any products or materials required to be registered by the Company or its subsidiaries (or any of their respective agents) thereunder.

  Section 2.18 Intellectual Property.

  (a) Subject to 2.18(d), the Company, directly or indirectly, owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material (excluding Commercial Software as defined in paragraph (e) below) that are material to the business of the Company and its subsidiaries as currently conducted or as proposed to be conducted by the Company or its subsidiaries (the "Company Intellectual Property Rights").

  (b) Section 2.18(b) of the Company Disclosure Schedule sets forth a complete list of all patents, trademarks, registered copyrights, trade names and service marks, and any applications therefor, included in the Company Intellectual Property Rights, and specifies, where applicable, the jurisdictions in which each such Company Intellectual Property Right has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners.

  (c) Section 2.18(c) of the Company Disclosure Schedule sets forth a complete list of all material licenses, sublicenses and other agreements as to which the Company or any of its subsidiaries is a party and pursuant to which the Company, any of its subsidiaries or any other person is authorized to use any Company Intellectual Property Right (excluding object code end-user licenses granted to end-users in the ordinary course of business that permit use of software products without a right to modify, distribute or sublicense the same ("End-User Licenses")) or other trade secret material to the Company or any of its subsidiaries, and includes the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty (if any) and the term thereof. None of the Company or any of its subsidiaries is in violation of any license, sublicense or agreement described on such list except such violations as do not materially impair the Company's or such subsidiary's rights under such license, sublicense or agreement. The execution and delivery of this Agreement by the Company, and the consummation of the transactions contemplated hereby, will neither cause the Company or any of its subsidiaries to be in violation or default under any such license, sublicense or agreement, nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement, except in any such case where the foregoing would not reasonably be expected to have a Material Adverse Effect.

  (d) Either the Company or one of its subsidiaries is the sole and exclusive owner or licensee of, with all right, title and interest in and to (free and clear of any liens or encumbrances) the Company Intellectual Property Rights, and has sole and exclusive rights (and, except as set forth in Section 2.18(c) of the Company Disclosure Schedule, is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Company Intellectual Property Rights are being used. Except as set forth in Section 2.18(d) of the Company Disclosure Schedule, no claims with respect to the Company Intellectual Property Rights have been asserted or, to the knowledge of the Company, are threatened by any person nor are there any valid grounds, to the knowledge of the Company, for any bona fide claims (i) to the effect that the manufacture, sale, licensings or use of any of the products of the Company or any of its subsidiaries as now manufactured, sold or licensed or used or proposed for manufacture, use, sale or licensing by the Company or any of its subsidiaries infringes on any copyright, patent, trade mark, service mark or trade secret, (ii) against the use by the Company or any of its subsidiaries of any trademarks, service marks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the business of the Company and its subsidiaries as currently conducted or as proposed to be conducted, or (iii) challenging the ownership by the Company of any of its subsidiaries, validity or effectiveness of any of the Company Intellectual Property Rights. All registered trademarks, service marks and copyrights held by the Company are valid and subsisting. To the knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Company Intellectual Property Rights by any third party, including any employee or former employee of the Company or any of its subsidiaries. No Company Intellectual Property Right or product of the Company or any of its subsidiaries is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has entered into any agreement under which the Company or its subsidiaries is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market. The Company and its subsidiaries have a policy requiring each employee to execute a confidentiality agreement substantially in the form previously delivered to Parent.

  (e) "Commercial Software" means packaged commercially available software programs generally available to the public through retail dealers in computer software which have been licensed to the Company or any of its subsidiaries pursuant to end-user licenses and which are used in the Company's or its subsidiaries' business but are in no way a component of or incorporated in or specifically required to develop or support any of the Company's or its subsidiaries' products and related trademarks, technology and know-how.

  Section 2.19 Interested Party Transactions. Except as set forth in Section
2.19 of the Company Disclosure Schedule, since December 31, 1995, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

  Section 2.20 Insurance. All material fire and casualty, general liability, business interruption, product liability, professional liability and sprinkler and water damage insurance policies maintained by the Company or any of its subsidiaries are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except as could not reasonably be expected to have a Material Adverse Effect, and all such policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its subsidiaries and their respective properties and assets.

  Section 2.21 Pooling Matters. Neither the Company nor any of its affiliates has, to the best of the Company's knowledge and based upon consultation with its independent accountants, taken or agreed to take any action that could affect the ability of Parent to account for the business combination to be effected by the Merger as a pooling of interests.

  Section 2.22 Opinion of Financial Advisor. The Company has been advised by its financial advisor, Unterberg Harris, that in its opinion, as of the date hereof, the Exchange Ratio set forth herein is fair to the holders of Shares from a financial point of view.

  Section 2.23 Brokers. No broker, finder or investment banker (other than Unterberg Harris, the fees and expenses of whom will be paid by the Company) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or its subsidiaries or affiliates. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Unterberg Harris pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereunder.

  Section 2.24 Change in Control Payments. Except as set forth on Section 2.11(d) or Section 2.25 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries have any plans, programs or agreements to which they are parties, or to which they are subject, pursuant to which payments may be required or acceleration of benefits may be required upon a change of control of the Company.

  Section 2.25 Expenses. Section 2.26 of the Company Disclosure Schedule attached hereto sets forth a description of the expenses of the Company and its subsidiaries which the Company expects to incur, or has incurred, in connection with the transactions contemplated by this Agreement.

                               ARTICLE III

            Representations and Warranties of Parent and Merger Sub

  Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that, except as set forth in the written disclosure schedule delivered on or prior to the date hereof by Parent to the Company that is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III (the "Parent Disclosure Schedule"):

  Section 3.1 Organization and Qualification; Subsidiaries. Each of Parent and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and Approvals could not reasonably be expected to have a Material Adverse Effect. Each of Parent and each of its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not reasonably be expected to have a Material Adverse Effect. A true and complete list as of the date hereof of all of Parent's subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of each subsidiary's outstanding capital stock owned by Parent or another subsidiary, is set forth in Section 3.1 of the Parent Disclosure Schedule.

  Section 3.2 Charter and By-Laws. Parent has heretofore furnished to the Company a complete and correct copy of its Certificate of Incorporation and By-Laws, as amended to date. Such Certificate of Incorporation and By-Laws are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its Certificate of Incorporation or Articles of Incorporation, respectively, or By-Laws.

  Section 3.3 Capitalization. As of March 31, 1996, the authorized capital stock of Parent consisted of (i) 240,000,000 shares of Parent Common Stock of which 72,253,751 shares were issued and outstanding, all of which are validly issued, fully paid and non-assessable, none of which were held in treasury, 6,501,269 shares were reserved for future issuance under Parent's equity incentive plan, directors option plan and employee stock purchase plan and
(ii) 2,000,000 shares of preferred stock, $1.00 par value per share, none of which was issued and outstanding and none of which was held in treasury. No material change in such capitalization has occurred between March 31, 1996 and the date hereof. The authorized capital stock of Merger Sub consists of 60,000 shares of common stock without par value of which 1,000 shares are issued and outstanding. Except as set forth in Section 3.3 of the Parent Disclosure Schedule, as of the date hereof there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, Parent or any of its subsidiaries. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section
3.3 or Section 3.11 of the Parent Disclosure Schedule as of the date hereof, there are no obligations, contingent or otherwise, of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or the capital stock of any subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity. Except as set forth in Section 3.1 or 3.3 of the Parent Disclosure Schedule, all of the outstanding shares of capital stock of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by Parent or another subsidiary of Parent free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

  Section 3.4 Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated thereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against each of them in accordance with its terms.

  Section 3.5 No Conflict, Required Filings and Consents.

  (a) Except as disclosed in Section 3.5(a) of the Parent Disclosure Schedule,
(i) neither the Parent nor any of its subsidiaries has breached, or is in default under or has received written notice of any breach of or default under, any loan agreements, indentures, mortgages, pledges, conditional sale or title retention agreements, security agreements, equipment obligations, guaranties, standby letters of credit, equipment leases or lease purchase agreements to which Parent or any of its subsidiaries is a party or by which any of them is bound, each in an amount equal to or exceeding $1,000,000, but excluding any such agreement between Parent and its wholly-owned subsidiaries or between two or more wholly-owned subsidiaries of Parent or all agreements which, as of the date hereof, are required to be filed with the SEC pursuant to the requirements of the Exchange Act as "material contracts," (collectively, the "Material Agreements"), (ii) to the best knowledge of Parent, no party to any of the Material Agreements has breached or is in default of any of its obligations thereunder, and (iii) each of the Material Agreements is in full force and effect, except in any such case under clause
(i), (ii) or (iii) of this Section 3.5(a) for breaches, defaults or failures to be in full force and effect that could not reasonably be expected to have a Material Adverse Effect.

  (b) Except as set forth in Section 3.5(b) of the Parent Disclosure Schedule, the execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger

Sub will not, (i) conflict with or violate the Certificate of Incorporation or By-Laws of Parent or Merger Sub, (ii) conflict with or violate any Law applicable to Parent or any of its subsidiaries or by which its or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or impair Parent's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected, except in any such case under clause (i), (ii) or (iii) of this Section 3.5(b) for any such conflicts, violations, breaches, defaults or other occurrences that could not reasonably be expected to have a Material Adverse Effect.

  (c) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, the Blue Sky Laws, the pre-merger notification requirements of the HSR Act, or any foreign antitrust or similar filings and the filing and recordation of appropriate merger or other documents as required by the MBCA, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent consummation of the Merger, or otherwise prevent Parent or Merger Sub from performing their respective obligations under this Agreement, and would not have a Material Adverse Effect.

  Section 3.6 Compliance; Permits.

  (a) Except as disclosed in Section 3.6 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any Law applicable to Parent or any of its subsidiaries or by which its or any of their respective properties is bound or affected or
(ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected, except in any such case under clauses (i) or (ii) of this Section 3.6(a) for any such conflicts, defaults or violations which could not reasonably be expected to have a Material Adverse Effect.

  (b) Except as disclosed in Section 3.6 of the Parent Disclosure Schedule, Parent and its subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, orders and approvals from governmental authorities which are material to the operation of the business of the Parent and its subsidiaries taken as a whole as it is now being conducted (collectively, the "Parent Permits"). Parent and its subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

  Section 3.7 SEC Filings; Financial Statements.

  (a) Parent has filed all forms, reports and documents required to be filed with the SEC and has heretofore delivered to the Company, in the form filed with the SEC, (i) its Annual Reports on Form 10-K for the fiscal years ended February 29, 1996 and February 28, 1995, (ii) Reports on Form 10-Q for the quarters ended November 30, 1995, August 31, 1995 and May 31, 1995, (iii) all proxy statements relating to Parent's meetings of Shareholders (whether annual or special) since January 1, 1994, (iv) all other reports or registration statements (other than Reports on Form 10-Q) filed by Parent with the SEC, and
(v) all amendments and supplements to all such reports and registration statements filed by Parent with the SEC (collectively, the "Parent SEC Reports"). The Parent SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

  (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports has been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents in all material respects the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not include footnotes and were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

  Section 3.8 Absence of Certain Changes or Events. Except as set forth in
Section 3.8 of the Parent Disclosure Schedule or in the Parent SEC Reports, since February 29, 1996, Parent has conducted its business in the ordinary course and there has not occurred: (i) any Material Adverse Effect; (ii) any amendments or changes in the Certificate of Incorporation or By-Laws of Parent; (iii) any damage to, destruction or loss of any assets of the Parent (whether or not covered by insurance) that could have a Material Adverse Effect; (iv) any material change by Parent in its accounting methods, principles or practices; (v) any material revaluation by Parent of any of its assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (vi) any other action or event that would have required the consent of the Company pursuant to Section 4.3 had such action or event occurred after the date of this Agreement; or (vii) any sale of a material amount of assets of Parent or any of its subsidiaries except in the ordinary course of business.

  Section 3.9 No Undisclosed Liabilities. Except as is disclosed in Section
3.9 of the Parent Disclosure Schedule or in the Parent SEC Reports, neither Parent nor any of its subsidiaries has any liabilities required to be disclosed or provided for in a balance sheet (or in the notes thereto) (absolute, accrued, contingent or otherwise), except liabilities (i) adequately provided for in Parent's balance sheet (including any related notes thereto) as of February 29, 1996 included in the Parent's 1996 Annual Report on Form 10-K (the "Parent Balance Sheet"), (ii) incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected on the Parent Balance Sheet, (iii) incurred since February 29, 1996 in the ordinary course of business and consistent with past practice, (iv) incurred in connection with this Agreement, or (v) which could not reasonably be expected to have a Material Adverse Effect.

  Section 3.10 Absence of Litigation. Except as set forth in Section 3.10 of the Parent Disclosure Schedule, there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Parent, threatened against the Parent or any of its subsidiaries, or any properties or rights of the Parent or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that could reasonably be expected to have a Material Adverse Effect.

  Section 3.11 Employee Benefit Plans; Employment Agreements.

  (a) Except as set forth in Section 3.11(a) of the Parent Disclosure Schedule, none of the employee pension plans (as defined in Section 3(2) of ERISA), employee welfare plans, (as defined in Section 3(1) of ERISA) and other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, programs or arrangements, or any current or former employment, executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any employee of or consultant to Parent, any trade or business (whether or not incorporated) which is a member of a controlled group including Parent or which is under common control with Parent (a "Parent ERISA Affiliate") within the meaning of Section 414 of the Code, or any subsidiary of Parent, or other plan with respect to which Parent or a Parent ERISA Affiliate could incur liability under Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA (all such plans, practices, and programs are referred to herein as the "Parent Employee Plans") promises or provides retiree welfare benefits to any person, and neither the Parent nor any Parent ERISA Affiliate has ever maintained, contributed to, or been required to contribute to, any plan that is or was a "multiemployer plan" as such term is defined in Section 3(37) of ERISA; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Parent Employee Plan, which could result in any material liability of Parent or any of its subsidiaries; (iii) all Parent Employee Plans are in compliance in all material respects with the requirements prescribed by any and all statutes (including ERISA and the Code), orders, or governmental rules and regulations currently in effect with respect thereto (including all applicable requirements for notification to participants or the Department of Labor, IRS, Pension Benefit Guaranty Corporation ("PBGC") or Secretary of the Treasury), and Parent and each of its subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Parent Employee Plans; (iv) each Parent Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the IRS, and nothing has occurred which may reasonably be expected to impair such determination; (v) all contributions required to be made to any Parent Employee Plan pursuant to
Section 412 of the Code, or the terms of the Parent Employee Plan or any collective bargaining agreement, have been made on or before their due dates;
(vi) with respect to each Parent Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; and (vii) neither Parent nor any Parent ERISA Affiliate has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than liability for premium payments to the PBGC arising in the ordinary course).

  Section 3.12 Labor Matters. Except as set forth in Section 3.12 of the Parent Disclosure Schedule: (i) there are no controversies pending or, to the knowledge of Parent or any of its subsidiaries, threatened, between Parent or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to have a Material Adverse Effect; (ii) neither Parent nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Parent or its subsidiaries, nor does Parent or any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees; and (iii) neither Parent nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of Parent or any of its subsidiaries which could reasonably be expected to have a Material Adverse Effect.

  Section 3.13 Registration Statement; Joint Proxy
Statement/Prospectus. Subject to the accuracy of the representations of the Company in Section 2.13, the registration statement (the "Registration Statement") pursuant to which the Parent Common Stock to be issued in the Merger will be registered with the SEC shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements included therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent for inclusion in the Joint Proxy Statement/Prospectus will not, on the date the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to Shareholders of the Company, at the time of the Shareholders Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or will omit to state any material fact necessary in order to make the statements therein not false or misleading. If at any time prior to the Effective Time any event relating to Parent, Merger Sub or any of their respective affiliates, officers or directors should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, Parent or Merger Sub will promptly inform the Company. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents. The Registration Statement and Joint Proxy Statement/Prospectus shall comply in all material respects as to form with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in, or furnished in connection with the preparation of, the Registration Statement.

  Section 3.14 Restrictions on Business Activities. Except for this Agreement or as set forth in Section 3.14 of the Parent Disclosure Schedule, to the best of Parent's knowledge, there is no agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its subsidiaries, any acquisition of property by Parent or any of its subsidiaries or the conduct of business by Parent or any of its subsidiaries as currently conducted or as proposed to be conducted by Parent, except for any prohibition or impairment as could not reasonably be expected to have a Material Adverse Effect.

  Section 3.15 Title to Property. Except as disclosed in Section 3.15 of the Parent Disclosure Schedule, Parent and each of its subsidiaries have good and defensible title to all of their properties and assets, free and clear of all liens, charges and encumbrances, except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which could not reasonably be expected to have a Material Adverse Effect; and, to Parent's knowledge, all leases pursuant to which Parent or any of its subsidiaries lease from other material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of Parent, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default) except where the lack of such good standing, validity and effectiveness, or the existence of such default or event of default could not reasonably be expected to have a Material Adverse Effect.

  Section 3.16 Insurance. All material fire and casualty, general liability, business interruption, product liability, professional liability and sprinkler and water damage insurance policies maintained by Parent or any of its subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of Parent and its subsidiaries and their respective properties and assets and are in character and amount at least equivalent to that carried by entities engaged in similar businesses and subject to the same or similar perils or hazards, except as could not reasonably be expected to have a Material Adverse Effect.

  Section 3.17 Pooling Matters. Neither Parent nor any of its affiliates has, to Parent's knowledge and based upon consultation with its independent accountants, taken or agreed to take any action that could affect the ability of Parent to account for the business combination to be effected by the Merger as a pooling of interests.

  Section 3.18 Share Ownership. Neither Parent, Merger Sub nor any of their affiliates own any shares of Company Common Stock.

  Section 3.19 Intellectual Property. Except as disclosed in Section 3.19 of the Parent Disclosure Schedule, the Parent and its subsidiaries own are licensed to use or otherwise possess, or can acquire on reasonable terms, legally enforceable rights to use the patents, patent rights, inventions, licenses, copyrights, know-how (including trade secrets and other unpatented/unpatentable proprietary or confidential information, systems or procedures), trademarks, servicemarks and tradenames presently employed by them in connection with the business of the Parent as presently conducted, and neither the Parent nor any of its subsidiaries has knowledge of any infringement of or conflict with asserted rights of others with respect to any of the foregoing, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

  Section 3.20 Taxes. Other than as disclosed in Section 3.20 of the Parent Disclosure Schedule, (i) Parent and its subsidiaries have timely filed all Tax Returns required to be filed by them, (ii) Parent and its subsidiaries have paid and discharged all Taxes due and have withheld all Taxes required to be withheld with respect to employees in connection with or with respect to the periods or transactions covered by such Tax Returns and have paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings (to the extent that any such proceedings are required) and with respect to which Parent is maintaining adequate reserves, and (iii) there are no other Taxes that would be due if asserted by a taxing authority, except with respect to which Parent is maintaining reserves to the extent currently required unless the failure to do so could not reasonably be expected to have a Material Adverse Effect. Except as does not involve or would not result in liability to Parent or any of its subsidiaries that could reasonably be expected to have a Material Adverse Effect: (i) there are no tax liens on any assets of Parent or any subsidiary thereof; (ii) neither Parent nor any of its subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax; (iii) neither Parent nor any of its subsidiaries has received any written notice of any Tax deficiency outstanding, proposed or assessed against Parent or any of its subsidiaries, or of any audit or other examination threatened, proposed or currently in progress of any Tax Return of Parent or any of its subsidiaries;
(iv) there is no contract, agreement, plan or arrangement, including but not limited to the provisions of the Agreement, covering any employee or former employee of Parent or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G or subject to the excise tax pursuant to
Section 4999 of the Code; (v) neither Parent nor any of its subsidiaries is a party to or bound by any tax indemnity, tax sharing or tax allocation agreements; (vi) neither Parent nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341 (f)(4) of the Code) owned by Parent; and (vii) except for the group of which Parent and its subsidiaries are now presently members, neither Parent nor any of its subsidiaries has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code. The accruals and reserves for Taxes (including deferred taxes) reflected in the Parent Balance Sheet are adequate to cover all Taxes required to be accrued through the date thereon (including interest and penalties, if any, thereon and Taxes being contested) in accordance with generally accepted accounting principles.

  Section 3.21 Brokers. No broker, finder or investment banker (other than Robertson Stephens & Company, the fees and expenses of which will be paid by Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

  Section 3.22 Interested Party Transactions. Except as set forth in Section
3.22 of the Parent Disclosure Schedule, since February 28, 1995, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

  Section 3.23 Ownership of Merger Sub; No Prior Activities.

  (a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

  (b) As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

                                  ARTICLE IV

                    Conduct of Business Pending the Merger

  Section 4.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, unless Parent shall otherwise agree in writing, the Company shall conduct its business and shall cause the businesses of its subsidiaries to be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice other than actions taken by the Company or its subsidiaries in contemplation of the Merger;

and the Company shall use all reasonable commercial efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, neither the Company nor any of its subsidiaries shall, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent:

  (a) amend or otherwise change the Articles of Incorporation or By-Laws of the Company or any of its subsidiaries;

  (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in the Company, any of its subsidiaries or affiliates (except for the issuance of shares of Company Common Stock issuable pursuant to Stock Options which were granted under either the Company Stock Option Plans, the Director Option Plans, or the ESPP and are outstanding on the date hereof).

  (c) sell, pledge, dispose of or encumber any assets of the Company or any of its subsidiaries (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) dispositions of obsolete or worthless assets, and (iii) sales of immaterial assets not in excess of $150,000 in the aggregate);

  (d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary of the Company may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, shares of Company Common Stock or any option, warrant or right, directly or indirectly, to acquire shares of Company Common Stock, or propose to do any of the foregoing;

  (e) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, except as described in Section 2.8 of the Company Disclosure Schedule; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person or, except in the ordinary course of business consistent with past practice, make any loans or advances; (iii) enter into or amend any material contract or agreement calling for aggregate payments in excess of $100,000; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $150,000 (other than for office furnishings in an amount in the aggregate not to exceed $200,000) for the Company and its subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.1(e);

  (f) increase the compensation payable or to become payable to its officers or employees, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law, provided the Company may increase wages in the ordinary course of business consistent with the Company's past practice;

  (g) take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable);

  (h) make any material tax election inconsistent with past practice or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations;

  (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements contained in the Company SEC Reports filed prior to the date of this Agreement or incurred in the ordinary course of business and consistent with past practice; or

  (j) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1 (a) through (i) above, or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants hereunder.

  Section 4.2 No Solicitation.

  (a) The Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its subsidiaries, (i) solicit, initiate or encourage the initiation of any inquiries or proposals regarding any merger, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving the Company or any subsidiaries of the Company other than the Merger (any of the foregoing inquiries or proposals being referred to herein as an "ACQUISITION PROPOSAL"), (ii) engage in negotiations or discussions concerning, or provide any nonpublic information to any person relating to, any Acquisition Proposal or (iii) agree to, approve or recommend any Acquisition Proposal. Notwithstanding the foregoing, the Board of Directors of the Company may furnish or provide such information or consider, negotiate, agree to, approve or recommend to the Shareholders of the Company an Acquisition Proposal not solicited in violation of this Agreement if, in the opinion of the Board of Directors of the Company, it is required in the discharge of its fiduciary duties under applicable law to furnish or provide such information or to consider, negotiate, agree to, approve or recommend such an Acquisition Proposal (after receiving advice from its independent legal counsel to such effect).

  (b) The Company shall notify Parent as soon as practical after receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board of Directors of the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall be made orally and in writing, and shall indicate whether the Company is providing or intends to provide the person making the Acquisition Proposal with access to information concerning the Company as provided in Section 4.2(c).

  (c) Notwithstanding anything to the contrary in this Agreement, the Company may provide access and furnish information (but not encourage the request for such information) pursuant to a confidentiality agreement at least as restrictive as the one then in effect between Company and Parent concerning its business, properties or assets to any person which has (i) requested such access and information in connection with an Acquisition Proposal, or (ii) stated in writing that it has a serious intention to make such an Acquisition Proposal, in any such case of (i) or (ii) if in the opinion of the Board of Directors of the Company, it is required in the discharge of its fiduciary duties under applicable law to provide such access or furnish such information (after receiving advice from its independent legal counsel to such effect). The Company may not provide any nonpublic information to such person if it has not prior to the date thereof or simultaneously provided such information to Parent.

  (d) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Parent and Merger Sub) conducted heretofore with respect to any of the foregoing. The Company agrees not to release any third party from the confidentiality provisions of any confidentiality agreement to which the Company is a party.

  (e) Nothing contained in this Section 4.2 shall prohibit the Company from
(i) taking and disclosing to the Company's Shareholders a position with respect to a tender offer by a third party pursuant to Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's Shareholders which, in the opinion of the Board of Directors of the Company, after consultation with independent legal counsel to the Company, may be required under applicable law.

  (f) The Company shall ensure that the officers, directors and employees of the Company and its subsidiaries and any investment banker or other advisor or representative retained by the Company are aware of the restrictions described in this Section 4.2.

  Section 4.3 Conduct of Business by Parent Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent covenants and agrees that, unless the Company shall otherwise agree in writing, Parent shall conduct its business, and cause the businesses of its subsidiaries to be conducted, in the ordinary course, other than actions taken by Parent or its subsidiaries in contemplation of the Merger, and shall not directly or indirectly do, or propose to do, any of the following without the prior written consent of the Company:

  (a) amend or otherwise change Parent's Certificate or By-Laws;

  (b) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary of Parent may declare and pay a dividend to its parent; or

  (c) take or agree in writing or otherwise to take any action which would make any of the representations or warranties of Parent contained in this Agreement untrue or incorrect or prevent Parent from performing or cause Parent not to perform its covenants hereunder.

                                   ARTICLE V

                             Additional Agreements

  Section 5.1 HSR Act. As promptly as practicable after the date of the execution of this Agreement, the Company and Parent shall file notifications under and in accordance with the HSR Act and any applicable antitrust or similar acts in connection with the Merger and the transactions contemplated hereby and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission (the "FTC"), the Antitrust Division of the Department of Justice (the "ANTITRUST DIVISION"), and any applicable foreign agencies or authorities having jurisdiction for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters.

  Section 5.2 Joint Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, the Company and Parent shall prepare and file with the SEC preliminary proxy materials which shall constitute the Joint Proxy Statement/Prospectus and the Registration Statement of the Parent with respect to the Parent Common Stock to be issued in connection with the Merger and shall use all reasonable efforts to cause the Registration Statement to become effective as soon as practicable, and to mail the Joint Proxy Statement/Prospectus to Company shareholders, as soon thereafter as practicable. The Joint Proxy Statement/Prospectus shall include the recommendation of the Boards of Directors of the Company and Parent in favor of the Merger; provided, that the Board of Directors of the Company may, at any time prior to the Effective Time, withdraw, modify or change such recommendation if, in the opinion of the Board of Directors of the Company, it is required to withdraw, modify or change such recommendation in the discharge of its fiduciary duties under applicable law (after receiving advice from its independent legal counsel to such effect).

  Section 5.3 Stockholder Meeting. The Company shall call and hold the Stockholder Meeting as promptly as practicable and in accordance with applicable laws for the purpose of voting upon the approval of the Merger and as soon as practicable after the date on which the Registration Statement becomes effective. The Company shall use all reasonable efforts to solicit from its Shareholders proxies in favor of adoption of this Agreement and approval of the transactions contemplated hereby and shall take all other action necessary or advisable to secure the vote or consent of Shareholders to obtain such approvals, provided, that the Company shall not be obligated to hold the Stockholder Meeting or to take any other action under this Section
5.3 if the Board of Directors of the Company has withdrawn, modified or changed its recommendation as set forth in Section 5.2.

  Section 5.4 Access to Information; Confidentiality. Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject (from which such party shall use reasonable efforts to be released), the Company and Parent shall each (and shall cause each of their subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during the period to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, the Company and Parent each shall (and shall cause each of their subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each shall make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other's business, properties and personnel as either Parent or the Company may reasonably request. Each party shall keep such information confidential in accordance with the terms of the respective confidentiality letters, dated May 17, 1996 and May 17, 1996 (the "CONFIDENTIALITY LETTERS"), between Parent and the Company.

  Section 5.5 Consents; Approvals. The Company and Parent shall each use their reasonable best efforts to obtain all consents, waivers, approvals, authorizations or orders (including, without limitation, all United States and foreign governmental and regulatory rulings and approvals), and the Company and Parent shall make all filings (including, without limitation, all filings with United States and foreign governmental or regulatory agencies) required in connection with the authorization, execution and delivery of this Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby, in each case as promptly as practicable. The Company and Parent shall furnish promptly all information required to be included in the Joint Proxy Statement/Prospectus and the Registration Statement, or for any application or other filing to be made pursuant to the rules and regulations of any United States or foreign governmental body in connection with the transactions contemplated by this Agreement.

  Section 5.6 Agreements with Respect to Affiliates. The Company shall deliver to Parent, prior to the date the Registration Statement becomes effective under the Securities Act, a letter (the "AFFILIATE LETTER") identifying all persons who are, at the time of the Company Shareholders Meeting, "affiliates" of the Company for purposes of Rule 145 under the Securities Act ("RULE 145"). The Company shall use its reasonable efforts to cause each person who is identified as an "affiliate" in the Affiliate Letter to deliver to Parent, prior to the Effective Time, a written agreement (an "AFFILIATE AGREEMENT") in connection with restrictions on affiliates under Rule 145 and pooling of interests accounting treatment, in substantially the form of Exhibit 5.6.

  Section 5.7 Indemnification and Insurance.

  (a) The By-laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law.

  (b) The Company shall, to the fullest extent permitted under applicable law or under the Company's Articles of Incorporation, By-laws or any applicable indemnification agreements and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and, after the Effective Time, the Parent shall, and shall cause the Surviving Corporation, to the fullest extent permitted under applicable law, to indemnify, defend and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys'
fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (x) arising out of or pertaining to the transactions contemplated by this Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time. Any determination required to made with respect to whether an Indemnified Party's conduct complied with the standards set forth under Michigan law, the Company's Articles of Incorporation, By-laws or indemnification agreements, as the case may be, shall be made by independent counsel mutually acceptable to Parent and the Indemnified Party.

  (c) Parent shall and shall cause the Surviving Corporation to honor and fulfill in all respects the obligations of the Company pursuant to indemnification agreements with the Company's directors and officers existing at or before the Effective Time.

  (d) For a period of not less than three year after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been made available to Parent) on terms substantially comparable to those now applicable to directors and officers of the Company; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage; and provided further, that if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the greatest coverage available for such 200% of the annual premium.

  (e) This Section shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the Indemnified Parties.

  Section 5.8 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to become materially untrue or inaccurate, or (ii) any failure of the Company, Parent or Merger Sub, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided further that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 6.2(a) or 6.3(a) unless the failure to give such notice results in material prejudice to the other party.

  Section 5.9 Further Action/Tax Treatment. Upon the terms and subject to the conditions hereof each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement; provided, however, that none of the parties shall be obligated to use all reasonable efforts to take, or cause to be taken, any actions pursuant to this Section 5.9 if, in the opinion of its Board of Directors, refraining from using such efforts or taking such actions would be required in the discharge of its fiduciary duties under applicable law (after receiving advice of its independent legal counsel to such effect). The foregoing covenant shall not include any obligation by Parent or the Company to agree to divest, abandon, license or take similar action with respect to any assets (tangible or intangible) of Parent or the Company. Each of Parent, Merger Sub and the Company shall use its best efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any actions which to its knowledge could reasonably be expected to prevent the Merger from qualifying, as a reorganization under the provisions of Section 368 of the Code.

  Section 5.10 Public Announcements. Parent and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may upon the advice of counsel be required by law or the rules and regulations of the New York Stock Exchange or the Nasdaq Stock Market National Market ("Nasdaq"), if it has used all reasonable efforts to consult with the other party prior thereto.

  Section 5.11 Conveyance Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed at or before the Effective Time.

  Section 5.12 Accountants' Letters. Upon reasonable notice from the other, the Company or Parent shall use their respective best efforts to cause Arthur Andersen LLP or KPMG Peat Marwick L.L.P, respectively, to deliver to Parent or the Company, as the case may be, a letter, dated within 2 business days of the Effective Date of the Registration Statement covering such matters as are requested by Parent or the Company, as the case may be, and as are customarily addressed in accountant's "comfort" letters.

  Section 5.13 Pooling Accounting Treatment. Each of Parent and the Company agrees not to take any action that to its knowledge could reasonably be expected to adversely affect the ability of Parent to treat the Merger as a pooling of interests, and each of Parent and the Company agrees to take such action as may be reasonably required to negate the impact of any past actions which to its knowledge could reasonably be expected to adversely impact the ability of Parent to treat the Merger as a pooling of interests, unless the Board of Directors of the Company has withdrawn, modified or changed its recommendation as set forth in Section 5.2. The taking by Parent or the Company of any action prohibited by the previous sentence, or the failure of Parent or the Company to take any action required by the previous sentence, shall, if the Merger is not able to be accounted for as a pooling of interests, constitute a breach of this Agreement by Parent or the Company, as the case may be, for the purposes of Section 7.1(f).

  Section 5.14 Nasdaq Listing. The Company shall use its best efforts to continue the quotation of the Company Common Stock on the Nasdaq National Market during the term of this Agreement.

  Section 5.15 Listing of Parent Shares. Parent shall use its best efforts to cause the Parent Shares to be issued in the Merger to be approved for quotation, upon official notice of issuance, on the New York Stock Exchange.

  Section 5.16 Benefit Plans. All welfare benefit plans of Parent or the Surviving Corporation in which the Company's employees participate after the Effective Time shall (i) recognize expenses and claims that were incurred by the Company's employees in the year in which the Effective Time occurs and recognize for purposes of computing deductible amounts and copayments under the Company's plans as of the Effective Time and (ii) provide coverage for pre-existing health conditions to the extent covered under the applicable plans or programs of the Company as of the Effective Time. In addition, employees of the Surviving Corporation shall receive credit for their prior service with the Company and its subsidiaries for eligibility and vesting purposes and for vacation accrual purposes.

                                  ARTICLE VI

                           Conditions to the Merger

  Section 6.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

  (a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Joint Proxy Statement/Prospectus shall have been initiated or threatened by the SEC;

  (b) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the Shareholders of the Company;

  (c) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act and any applicable foreign antitrust or similar acts shall have expired or been terminated;

  (d) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by any administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal; and

  (e) Governmental Actions. There shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, in either case, seeking to prohibit or limit Parent from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Parent or any of its subsidiaries of all or a material portion of the business or assets of Parent or any of its subsidiaries, or seeking to compel Parent or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Parent or any of its subsidiaries (including the Surviving Corporation and its subsidiaries), as a result of the Merger or the transactions contemplated by this Agreement.

  Section 6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

  (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects at and as of the Effective Time as if made at and as of such time, except for (i) changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date, subject to clause (iii)), and (iii) where the failure to be true and correct could not reasonably be expected to have a Material Adverse Effect, with the same force and effect as if made at and as of the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President and the Chief Financial Officer of the Company;

  (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President and the Chief Financial Officer of the Company;

  (c) Consents Obtained. All consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by the Company for the due authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company, except where the failure to receive such consents, etc. could not reasonably be expected to have a Material Adverse Effect on the Company or Parent;

  (d) Opinion of Counsel. Parent shall have received a written opinion from Ropes & Gray, in form and substance reasonably satisfactory to Parent, to the effect that the Merger will constitute a reorganization within the meaning of
Section 368 of the Code;

  (e) Opinion of Accountant. Parent shall have received an opinion of each of KPMG Peat Marwick LLP and Arthur Andersen LLP, independent certified public accountants, to the effect that the Merger qualifies for pooling of interests accounting treatment if consummated in accordance with this Agreement;

  (f) Affiliate Agreements. Parent shall have received from each person who is identified in the Affiliate Letter as an "affiliate" of the Company, an Affiliate Agreement, and such Affiliate Agreement shall be in full force and effect;

  (g) Registration Rights. All existing registration rights of holders of Company securities shall have been terminated; and

  (h) Employment Agreements. All of the persons listed on Exhibit 6.2(i)(1) and at least four of the persons listed on Exhibit 6.2(i)(2) shall have entered into employment agreements with Parent on mutually acceptable terms, such agreements shall be in full force and effect as of the Effective Time and such persons shall be in the employ of the Company immediately prior to the Effective Time.

  Section 6.3 Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions:

  (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects on and as of the Effective Time, except for (i) changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date, subject to clause (iii)), and (iii) where the failure to be true and correct could not reasonably be expected to have a Material Adverse Effect, with the same force and effect as if made on and as of the Effective Time, and the Company shall have received a certificate to such effect signed by the Chairman and the Chief Financial Officer of Parent;

  (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the Chairman and the Chief Financial Officer of Parent;

  (c) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Parent and Merger Sub for the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby shall have been obtained and made by Parent and Merger Sub, except where the failure to receive such consents, etc. could not reasonably be expected to have a Material Adverse Effect on the Company or Parent;

  (d) Tax Opinions. The Company shall have received a written opinion of Dykema Gossett, PLLC in form and substance reasonably satisfactory to the Company, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code;

  (e) Opinion of Accountant. The Company shall have received a copy of the opinions referred to in Section 6.2(e) above;

  (f) Fairness Opinion. The fairness opinion referred to in Section 2.22 shall not have been withdrawn, amended or modified; and

  (g) Listing of Parent Shares. The Parent Shares to be issued in the Merger and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the New York Stock Exchange, subject to notice of official issuance.

                                  ARTICLE VII

                                  Termination

  Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the Shareholders of the Company or Parent:

  (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company; or

  (b) by either Parent or the Company if the Merger shall not have been consummated by September 30, 1996 (provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

  (c) by either Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party who has not complied with its obligations under Section 5.9 and such noncompliance materially contributed to the issuance of any such order, decree or ruling or the taking of such action); or

  (d) by Parent or the Company, if the requisite vote of the Shareholders of the Company, shall not have been obtained by September 30, 1996; or

  (e) by Parent or the Company, if: (i) the Board of Directors of the Company shall withdraw, modify or change its approval or recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do so; (ii) the Board of Directors of the Company shall have recommended to the Shareholders of the Company an Alternative Transaction (as defined below); or (iii) a tender offer or exchange offer for 25% or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or an affiliate of Parent) and the Board of Directors of the Company recommends that the Shareholders of the Company tender their shares in such tender or exchange offer; or

  (f) by Parent or the Company, respectively (i) if any representation or warranty of the Company or Parent, respectively, set forth in this Agreement shall be untrue when made, or (ii) upon a breach of any covenant or agreement on the part of the Company or Parent, respectively, set forth in this Agreement, such that in either case of (i) or (ii) above the conditions set forth in Section 6.2(a) or 6.2(b), or Section 6.3(a) or 6.3(b), as the case may be, would not be satisfied (either (i) or (ii) above being a "Terminating Breach"), provided, that, if such Terminating Breach is curable prior to September 30, 1996 by the Company or Parent, as the case may be, through the exercise of its reasonable best efforts and for so long as the Company or Parent, as the case may be, continues to exercise such reasonable best efforts, neither Parent nor the Company, respectively, may terminate this Agreement under this Section 7.1(f); or

  (g) by Parent, if any representation or warranty of the Company shall have become untrue such that the condition set forth in Section 6.2(a) would not be satisfied, or by the Company, if any representation or warranty of Parent shall have become untrue such that the condition set forth in Section 6.3(a) would not be satisfied, in either case other than by reason of a Terminating Breach;

  (h) by Parent, if any person (or "group", as defined in Section 13(d)(3) of the Exchange Act) other than Parent or its affiliates is or becomes the beneficial owner of 25% or more of the outstanding Shares; or

  (i) by Parent or the Company, if the Company enters into a definitive agreement relating to an Alternative Transaction.

  As used herein, "Alternative Transaction" means any of (i) a transaction pursuant to which any person (or group of persons) other than Parent or its affiliates (a "Third Party") acquires or would acquire more than 25% of the outstanding Shares, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 25% of the outstanding equity securities of the Company or the entity surviving such merger or business combination, or (iii) any other transaction pursuant to which any Third Party acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of the Company, and the entity surviving any merger or business combination including any of them) of the Company or any of its subsidiaries having a fair market value (as determined by the Board of Directors of the Company in good faith) equal to more than 25% of the fair market value of all the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction.

  Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or Shareholders except (i) as set forth in
Section 7.3 and Section 8.1 hereof, and (ii) nothing herein shall relieve any party from liability for any breach hereof.

  Section 7.3 Fees and Expenses.

  (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than accountants' and attorneys' fees, incurred in connection with the printing and filing of the Joint Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

  (b) The Company shall pay Parent a fee of $4,400,000 (the "Fee") plus actual, documented and reasonable out-of-pocket expenses of Parent relating to the transactions contemplated by this Agreement (including, but not limited to, fees and expenses of Parent's counsel, accountants and financial advisers) (collectively, "Parent Expenses") upon the first to occur of the following events:

    (i) the termination of this Agreement by Parent or the Company pursuant to Section 7.1(d) as a result of the failure to receive the requisite vote for approval and adoption of the Merger Agreement by the Shareholders of the Company by September 30, 1996; provided, however, that Parent shall be entitled only to be paid the Parent Expenses under this Section 7.3(b)(i) if the Board of Directors of the Company has not withdrawn, modified or changed its recommendation of the Merger in a manner adverse to Parent; or

    (ii) the termination of this Agreement by Parent or the Company pursuant to Section 7.1(e); or

    (iii) the termination of this Agreement by Parent pursuant to Section 7.1(f) on account of a Terminating Breach by the Company; or

    (iv) the termination of this Agreement by Parent pursuant to Section 7.1(h) provided, however, that Parent shall not be entitled to the Fee or the Parent Expenses under this Section 7.3(b)(v) unless the Company shall have opted out of chapter 7A, Sections 775 through 784 of the MBCA, or chapter 7B, Sections 790 through 799 of the MBCA; or

    (v) the termination of this Agreement by the Parent or the Company pursuant to Section 7.1(i).

  (c) The Fee and expenses payable pursuant to Section 7.3(b) shall be paid within one business day after the first to occur of any of the events described in Section 7.3(b)(i), (ii), (iii), (iv) or (v).

                                 ARTICLE VIII

                              General Provisions

  Section 8.1 Effectiveness of Representations, Warranties and Agreements; Knowledge, Etc.

  (a) Except as otherwise provided in this Section 8.1, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in this Section 8.1 shall survive independently and
Article I and Sections 5.7 and 5.16 shall survive the Effective Time indefinitely and those set forth in Section 7.3 shall survive such termination indefinitely. The Confidentiality Letters shall survive termination of this Agreement as provided therein.

  (b) Notwithstanding anything to the contrary contained in this Agreement, any of the Exhibits, the Company Disclosure Schedule or the Parent Disclosure Schedule, any information disclosed in one section of this Agreement, an Exhibit, the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be disclosed with respect to this Agreement, the Exhibits and all sections of the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, into which they are specifically incorporated by reference.

  Section 8.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):

  (a)If to Parent or Merger Sub:

    Cabletron Systems, Inc.
    35 Industrial Way
    Rochester, NH

    Telecopier No.: (603) 332-4616
    Telephone No.: (603) 332-9400
    Attention: David Kirkpatrick

  With a copy to:

    Douglass N. Ellis, Esq.
    Ropes & Gray
    One International Place
    Boston, MA 02110

    Telecopier No.: (617) 951-7050
    Telephone No.: (617) 951-7374

  (b)If to the Company:

    Network Express, Inc.
    4251 Plymouth Road
    Ann Arbor, MI 48105

    Telecopier No.: (313) 995-1114
    Telephone No.: (313) 761-5005
    Attention: President

  With a copy to:

    Fredrick M. Miller, Esq.
    Dykema Gossett PLLC
    400 Renaissance Center
    Detroit, Michigan 48243-1668

    Telecopier No.: (313) 568-6975
    Telephone No.: (313) 568-6915

 Section 8.3 Certain Definitions. For purposes of this Agreement, the term:

  (a) "affiliates" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person; including, without limitation, any partnership or joint venture in which the first mentioned person (either alone, or through or together with any other subsidiary) has, directly or indirectly, an interest of 5% or more;

  (b) "beneficial owner" with respect to any shares of Company Common Stock means a person who shall be deemed to be the beneficial owner of such shares
(i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares;

  (c) "business day" means any day other than a day on which banks in The Commonwealth of Massachusetts are required or authorized to be closed;

  (d) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

  (e) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

  (f) "subsidiary" or "subsidiaries" of the Company, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

  Section 8.4 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the Shareholders of the Company, no amendment may be made which by law requires further approval by such Shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

  Section 8.5 Waiver. At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

  Section 8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  Section 8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

  Section 8.8 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Letters), both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

  Section 8.9 Assignment; Guarantee of Merger Sub Obligations. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Merger Sub may assign all or any of their rights hereunder to any subsidiary thereof provided that no such assignment shall relieve the assigning party of its obligations hereunder. Parent guarantees the full and punctual performance by Merger Sub of all the obligations hereunder of Merger Sub or any such assignees.

  Section 8.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including, without limitation, by way of subrogation, other than Sections 5.7 and 5.16 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such Indemnified Parties).

  Section 8.11 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

  Section 8.12 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware.

  Section 8.13 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                    [This space intentionally left blank.]

  IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          Cabletron Systems, Inc.

                                                    /s/ Craig R. Benson
                                          By: _________________________________
                                            Name: Craig R. Benson
                                            Title: Chairman and Chief
                                            Operating Officer


                                          Cabletron Systems of Michigan, Inc.

                                                    /s/ Craig R. Benson
                                          By: _________________________________
                                            Name: Craig R. Benson
                                            Title: President

                                          Network Express, Inc.

                                                  /s/ Richard P. Eidswick
                                          By: _________________________________
                                            Name: Richard P. Eidswick
                                            Title: President and Chief
                                            Executive Officer

                                    ANNEX B

                             (PASTE-UP LETTERHEAD)

                                                              July 1, 1996

Board of Directors
Network Express, Inc.
4251 Plymouth Road
Ann Harbor, MI 48105

Dear Sirs:

  We understand that Network Express, Inc. ("Network" or the "Company"), Cabletron Systems of Michigan, Inc. and Cabletron Systems, Inc. ("Cabletron") have entered into an Agreement and Plan of Merger, dated May 21, 1996 (the "Merger Agreement") pursuant to which Network will become a wholly owned subsidiary of Cabletron (the "Merger"). In connection with the Merger, Cabletron will issue 0.1388 shares of its Common Stock for each share of Network's Common Stock and the vested and non-vested options will be assumed by Cabletron based on the terms of the Merger (the "Merger Consideration").

  You have requested our opinion with respect to the fairness of the Merger Consideration, from a financial point of view, to the shareholders of Network. This opinion updates, and is based upon facts and circumstances which are more current than those used and analyzed in connection with, Unterberg Harris' May 21, 1996 opinion on this same matter. It should be understood that, although subsequent developments may affect this opinion, Unterberg Harris does not have any obligation to update, revise or reaffirm this opinion.

  In connection with our review, we have, among other things:

(i) reviewed the Merger Agreement dated May 21, 1996 and the Registration Statement on Form S-4 filed by Cabletron with the Securities and Exchange Commission on June 19, 1996 relative to the Merger;

(ii) reviewed publicly available financial information with respect to the business operations of the Company including, but not limited to, audited financial statements for the fiscal years ended December 31, 1993, 1994 and 1995 and unaudited financial statements for the quarterly period ended March 31, 1996;

(iii) reviewed publicly available financial information with respect to the business operations of Cabletron including, but not limited to, audited financial statements for the fiscal years ended February 28, 1994, 1995 and February 29, 1996 and the unaudited financial statements for the quarter ended May 31, 1996;

(iv) reviewed certain internal financial and operating information relating to Network and Cabletron (including financial projections) prepared by the respective managements of each company;

(v) held discussions with certain members of both Network and Cabletron senior management concerning their past and current operations, financial condition and business prospects and the potential financial effect of the Merger of Network and Cabletron if the Merger were consummated;

(vi) reviewed a comparison of operating results and other financial information of Network and Cabletron with other companies which we deemed appropriate;

(vii) reviewed the historical market prices and reported trading activity of Network and Cabletron Common Stock;

(viii) compared the financial terms of the Merger and the premium paid over the Company's current, historical and average stock price with the terms and premiums paid of certain other merger, acquisition and business combination transactions which we deemed appropriate; and

(ix) considered such other information, financial studies and analyses as we deemed relevant and performed such analyses, studies and investigations as we deemed necessary.

  We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us. With respect to any financial projections, we assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective future financial performances of Network and Cabletron and the future financial performance of the combined company. We have also assumed that the Merger will be accounted for as a pooling-of-interests.

  We have not conducted a physical inspection of the properties or facilities of Network or Cabletron or made any independent valuation or appraisal of the assets, liabilities, patents or intellectual property of Network and Cabletron, nor have we been furnished with any such valuations or appraisals. We were not requested to and did not approach any parties other than Cabletron with respect to a business combination involving the Company. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us, as of the date of this letter.

  We understand that in considering the Merger, the Board of Directors of the Company has considered a wide range of financial and non-financial factors, many of which are beyond the scope of this letter. This letter is not intended to substitute for the Board's exercise of its own business judgement in reviewing the Merger. This opinion is delivered to you based on your understanding that it is for the benefit and use of the Board of Directors of the Company in considering the Merger and that the Company will not use this opinion for any other purpose and will not reproduce, disseminate or refer to this opinion without our prior written consent.

  We are expressing no opinion herein as to the prices at which the shares of the Company or Cabletron will actually trade at any time. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the Merger.

  Based upon and subject to the foregoing considerations, it is our opinion as financial advisors that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the shareholders of Network.

                                          Very truly yours,

                                          UNTERBERG HARRIS

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 102 (b) (7) of the Delaware General Corporation Law, as amended, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

  The Registrant's Restated Certificate of Incorporation provides that the Registrant's Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. The Restated Certificate of Incorporation further provides that the Registrant shall indemnify its directors and officers to the full extent permitted by the law of the State of Delaware.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) The following exhibits are filed with, or incorporated by reference in, this Registration Statement:

  Exhibits

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
   *2.1  Agreement and Plan of Merger by and among the Registrant, Cabletron
         Systems of Michigan, Inc. and Network Express, Inc. ("Network"), dated as of May 21, 1996 (the "Merger Agreement") (attached as Annex A to the Proxy Statement/Prospectus contained in this Registrant
         Statement). The Exhibits to the Merger Agreement and the Disclosure
         Schedules of the Registrant and of Network are not included with the
         Merger Agreement. A list briefly identifying the contents of such omitted schedules is included herein. The Registrant agrees to furnish supplementally to the Commission, upon request, a copy of such
         Exhibits and Disclosure Schedules.
    3.1  Restated Certificate of Incorporation of Cabletron Systems, Inc., a
         Delaware corporation, which is incorporated by reference to Exhibit
         3.1 of the Company's Registration Statement on Form S-1, No. 33-28055.
    3.2  Certificate of Correction of the Company's Restated Certificate of
         Incorporation, which is incorporated by reference to Exhibit 3.1.2 of the Company's Registration Statement on Form S-1, No. 33-42534.
    3.3  Certificate of Amendment of the Restated Certificate of Incorporation
         of Cabletron Systems, Inc., incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-3, No. 33-54466.
    3.4  Amended bylaws of Cabletron Systems, Inc. which is incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on
         Form S-1, No. 33-42534.
    4.1  Specimen stock certificate representing Cabletron Common Stock which is incorporated by reference to Exhibit 4.1 of Cabletron's
         Registration Statement on Form S-1, No. 33-28055.
   *5.1  Opinion of Ropes & Gray as to the legality of the securities being issued.
    8.1  Form of Opinion of Ropes & Gray as to certain federal income tax consequences of the Merger.
    8.2  Form of Opinion of Dykema Gossett PLLC as to certain federal income tax consequences of the Merger.
   23.1  Consent of Ropes & Gray (included in its opinions filed as Exhibits
         5.1 and 8.1).
   23.2  Consent of Dykema Gossett PLLC (included in its opinion filed as
         Exhibit 8.2).
   23.3  Consent of KPMG Peat Marwick LLP with respect to the Registrant's financial statements.
   23.4  Consent of Arthur Andersen LLP with respect to Network's financial statements.
   23.5  Consent of Unterberg Harris.
  *24.1  Power of Attorney.
   99    Form of Proxy to be used by Network in connection with the Network
         Special Meeting.

- --------


*Previously filed.

ITEM 22. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

      (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

      (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (6) That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (7) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWN OF ROCHESTER, STATE OF NEW HAMPSHIRE.

                                          Cabletron Systems, Inc.

                                               */s/ S. Robert Levine
                                          By __________________________________
                                                     S. Robert Levine
                                               President and Chief Executive
                                                          Officer

  Dated: June 28, 1996

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON JUNE 28, 1996 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

              SIGNATURE                                 CAPACITY

                                          President, Chief Executive Officer
     */s/ S. Robert Levine                 (principal executive officer) and
- -------------------------------------      Director
          S. ROBERT LEVINE

                                          Director of Finance and Chief
   */s/ David J. Kirkpatrick               Financial Officer (principal
- -------------------------------------      financial and accounting officer)
        DAVID J. KIRKPATRICK

                                          Chairman, Chief Operating Officer
      */s/ Craig R. Benson                 and Director
- -------------------------------------
           CRAIG R. BENSON

                                          Secretary and Director
     */s/ Michael D. Myerow
- -------------------------------------
          MICHAEL D. MYEROW

                                          Director
      */s/ Paul R. Duncan
- -------------------------------------
           PAUL R. DUNCAN

                                          Director
    */s/ Donald F. McGuiness

- -------------------------------------

    /s/ David J. Kirkpatrick
         DONALD F. MCGUINESS

By: ____________________________

      DAVID J. KIRKPATRICK

       *ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
   *2.1  Agreement and Plan of Merger by and among the Registrant, Cabletron
         Systems of Michigan, Inc. and Network Express, Inc. ("Network"), dated as of May 21, 1996 (the "Merger Agreement") (attached as Annex A to the Proxy Statement/Prospectus contained in this Registrant
         Statement). The Exhibits to the Merger Agreement and the Disclosure
         Schedules of the Registrant and of Network are not included with the
         Merger Agreement. A list briefly identifying the contents of such omitted schedules is included herein. The Registrant agrees to furnish supplementally to the Commission, upon request, a copy of such
         Exhibits and Disclosure Schedules.
    3.1  Restated Certificate of Incorporation of Cabletron Systems, Inc., a
         Delaware corporation, which is incorporated by reference to Exhibit
         3.1 of the Company's Registration Statement on Form S-1, No. 33-28055.
    3.2  Certificate of Correction of the Company's Restated Certificate of
         Incorporation, which is incorporated by reference to Exhibit 3.1.2 of the Company's Registration Statement on Form S-1, No. 33-42534.
    3.3  Certificate of Amendment of the Restated Certificate of Incorporation
         of Cabletron Systems, Inc., incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-3, No. 33-54466.
    3.4  Amended bylaws of Cabletron Systems, Inc. which is incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on
         Form S-1, No. 33-42534.
    4.1  Specimen stock certificate representing Cabletron Common Stock which is incorporated by reference to Exhibit 4.1 of Cabletron's
         Registration Statement on Form S-1, No. 33-28055.
   *5.1  Opinion of Ropes & Gray as to the legality of the securities being issued.
    8.1  Form of Opinion of Ropes & Gray as to certain federal income tax consequences of the Merger.
    8.2  Form of Opinion of Dykema Gossett PLLC as to certain federal income tax consequences of the Merger.
   23.1  Consent of Ropes & Gray (included in its opinions filed as Exhibits
         5.1 and 8.1).
   23.2  Consent of Dykema Gossett PLLC (included in its opinion filed as
         Exhibit 8.2).
   23.3  Consent of KPMG Peat Marwick LLP with respect to the Registrant's financial statements.
   23.4  Consent of Arthur Andersen LLP with respect to Network's financial statements.
   23.5  Consent of Unterberg Harris.
  *24.1  Power of Attorney.
   99    Form of Proxy to be used by Network in connection with the Network
         Special Meeting.

- --------


*Previously filed.